UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nippon Residential Investment Corporation

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Residential Investment Corporation

(Name of Person(s) Furnishing Form)

Investment Units

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Masaru Nishimura,

Executive Director

Nippon Residential Investment Corporation

1-14-1 Kanda Jimbo-cho, Chiyoda-ku,

Tokyo, Japan 101-0051

+81-3-3518-0480

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 5, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

(a)	The following document is attached as exhibits to this form:

Exhibit number	Description
1.	English Translation of the Notification of Convocation of Sixth General Unitholders’ Meeting *

*	Previously furnished as Exhibit 1 to Form CB filed with the Securities and Exchange Commission on November 5, 2009

(b)	Amendment is made on page 71 of Exhibit 1 (See Exhibit 2, furnished in Part II below for details).

ITEM 2. INFORMATIONAL LEGENDS

Included in document attached as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following document is attached as exhibit to this form:

Exhibit number	Description
2.	English Translation of the Partial Correction to the Notification of Convocation of Sixth General Unitholders’ Meeting, dated November 12, 2009 **

**	Furnished herewith

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	On November 5, 2009, Nippon Residential Investment Corporation filed with the Securities Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not applicable

PART IV - SIGNATURES

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

/s/ Masaru Nishimura

Masaru Nishimura
Executive Director,
Nippon Residential Investment Corporation

November 13, 2009

2

Exhibit 1

Notice to U.S. Shareholders

The proposed exchange offer described in this “Notification of Convocation of Sixth General Unitholders’ Meeting” is made for the securities of a foreign company. This offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3

Disclaimer

The following is an English translation of original Japanese documents, prepared solely for the convenience of and reference by overseas investors. If there exist any discrepancies between the original Japanese language and English translation, the Japanese language will always prevail. Neither NRIC nor Pacific Residential Corporation shall be liable for this translation or any loss or damage arising from the translation

November 5, 2009

Nippon Residential Investment Corporation
1-14-1 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
(Securities Code: 8962)

Masaru Nishimura, Executive Director

To Our Unitholders

Notification of Convocation of

Sixth General Unitholders’ Meeting

Nippon Residential Investment Corporation (“NRIC”) hereby announces that it will hold its Sixth General Unitholders’ Meeting (the “General Unitholders’ Meeting”) as set out below and requests your attendance.

You may exercise your voting rights as a unitholder by using a voting card form if you are not able to attend the General Unitholders’ Meeting. If you choose to exercise your voting rights without attending the General Unitholders’ Meeting, NRIC kindly requests that you consider the “Reference Material for General Unitholders’ Meeting” below and indicate your approval or disapproval on the enclosed voting card form and return it so that it arrives before 19:00 (Japan time) on Friday, November 27, 2009.

In accordance with Article 93, Paragraph 1 of the Law Concerning Investment Trusts and Investment Corporation of Japan (Law No. 198 of 1951, as amended; the “Investment Trust Law”), NRIC has stipulated in Article 24 of its Articles of Incorporation to the effect that, “in the case where the unitholders do not attend the general meeting of unitholders and do not exercise their voting rights, those unitholders are deemed to have approved the agenda items submitted to that general meeting of unitholders (in the case where more than one agenda is submitted and there are conflicting agendas, all of those agendas will be excluded).”

Accordingly, please note that any unitholder who does not attend the General Unitholders’ Meeting and who does not exercise his or her voting rights by using the voting card form will be deemed to have approved the agenda items submitted to the General Unitholders’ Meeting, and the number of voting rights of that unitholder will be included with the number of voting rights of unitholders in attendance.

Details

1.	Date and Time:	10:00 a.m., Monday, November 30, 2009

2.	Location:	501, 5th Floor, Tokyo Station Conference
Sepia Tower, 1-7-12 Marunouchi, Chiyoda-ku, Tokyo
(See guide map at the end of this notification)

3.	Matters Constituting Purpose of General Unitholders’ Meeting:

Matters to be Resolved

 Agenda Item 1      Approval of Consolidation-Type Merger Agreement

 Agenda Item 2      Termination of Asset Management Agreement with Pacific Residential Corporation

 Agenda Item 3      Election of 1 Substitute Executive Director

•	Please submit the enclosed voting card form to the venue’s Reception if you are in attendance on the day of the General Unitholders’ Meeting.

•

You may request another unitholder who holds voting rights to attend the General Unitholders’ Meeting as your proxy if you intend to exercise your voting rights by proxy. In this case, in addition to the enclosed voting card form, please have your proxy submit a written document certifying the proxy’s authority at the venue’s Reception.

•	Notification Method for Amendments to Reference Materials for General Unitholders’ Meeting

NRIC will publish amended items on its website (http://www.nric.co.jp/) if, during the period beginning on the date of this document and finishing on the day preceding the date of the General Unitholders’ Meeting, it becomes necessary to amend any item printed in the Reference Materials for General Unitholders’ Meeting. Your understanding is appreciated.

Reference Materials for General Unitholders’ Meeting

Proposals and Matters for Reference

Proposal No. 1 Approval	of Agreement for Consolidation-Type Merger Agreement

1	Reason for Consolidation-Type Merger

NRIC has agreed with Advance Residence Investment Corporation (“ADR”) to conduct a merger, the effective date for which will be March 1, 2010.

In March 2009, Pacific Holdings, Inc. — which is a sponsor of NRIC’s asset management company, Pacific Residential Corporation — made an application under the Corporate Reorganization Act. NRIC subsequently began selection of a new sponsor. ITOCHU Corporation, a major shareholder in AD Investment Management Co., Ltd., and AD Investment Management Co., Ltd., ADR’s asset management company, were subsequently selected as candidates for sponsor. Given this situation, NRIC and ADR determined that merging together would be the best way to work towards improvements of the unitholder values of both investment corporations.

The new investment corporation (the “New Investment Corporation”) is expected to have a well diversified portfolio. It is expected to be the biggest residential REIT in Japan in terms of assets and will aim to be the front runner of the J-REIT market. The following synergies are expected from the merger, and we believe that the New Investment Corporation will be able to provide stable management for its stakeholders over the medium and long term.

(1)	Enhanced Portfolios

I	The merger will not only make it possible to achieve a broader portfolio focusing on the 23 wards of central Tokyo, but also enable enhancement of portfolio value from the perspective of diversifying residence types by capitalizing on the characteristics of each constituent investment corporation.

II	With the expansion in asset size, the New Investment Corporation will be able to enjoy the benefits of economies of scale and act flexibly in operations such as property acquisitions, sales, and replacements, based on accurate understanding of the real estate market environment, thereby improving the quality of portfolio and optimizing yield.

(2)	Securing Financial Stability

I	With the expansion in asset size and market capitalization, it will be possible to improve liquidity in investment units, which has been one of the challenges facing ADR.

II	With the ITOCHU Corporation Group as its main sponsor, the issues NRIC has had with refinancing risks and maintenance of its operations system will be solved and it will be possible to work toward re-establishing a system for steady operations over the long term.

The merger is a consolidation-type merger in which NRIC and ADR will be the companies to be consolidated through the consolidation-type merger, and both NRIC and ADR will be dissolved as a result of it. It will not merely be an integration of NRIC and ADR. We entered into a merger agreement based on a consolidation-type merger that establishes a new system which incorporates each company’s characteristics and strengths allowing us to re-emerge as the New Investment Corporation.

As a result of this merger, 2 investment units of the New Investment Corporation will be allotted for every 1 investment unit of NRIC, and 3 investment units of the New Investment Corporation will be allotted for every 1 investment unit of ADR. These ratios will mean that no unitholder of the New Investment Corporation will be left with a fraction of an investment unit and no cash delivery will be made to accommodate the merger ratio. In place of a cash dividend for NRIC’s final business period of December 1, 2009, through to the end of February 2010, NRIC intends to pay a merger subsidy in an amount equivalent to the amount of cash dividend otherwise payable over the final business period based on distributable profits (a merger subsidy in an amount calculated by dividing the amount of distributable profits as at the day immediately before the incorporation of the New Investment Corporation by the number of outstanding investment units as at the day immediately before the incorporation of the New Investment Corporation).

We ask you to endorse the import of this merger and approve the consolidation-type merger agreement.

2	Outline of Content of Consolidation-Type Merger Agreement

Merger Agreement (Copy)

Advance Residence Investment Corporation (“ADR”) and Nippon Residential Investment Corporation (“NRIC”) enter into this merger agreement as follows (this “Agreement”) in relation to the merger between ADR and NRIC (the “Merger”).

Article 1	Merger Method

ADR and NRIC shall conduct a consolidation-type merger under Article 148 of the Investment Trusts and Investment Corporations Act (Act No. 198 of 1951; as amended, the “Investment Trusts Act”) in which ADR and NRIC are the companies to be consolidated through the consolidation-type merger, and ADR and NRIC shall cause the company to be incorporated through the consolidation-type merger (the “New Investment Corporation”) to succeed to all of their rights and duties.

Article 2	Trade Names and Addresses of Merger Parties

The trade names and addresses of the companies to be consolidated through the consolidation-type merger are as follows:

(1)	ADR’s trade name and address

	Trade name:	Advance Residence Investment Corporation

	Address:	3-12 Kioi-cho, Chiyoda-ku, Tokyo

(2)	NRIC’s trade name and address

	Trade name:	Nippon Residential Investment Corporation

	Address:	1-14-1 Kanda Jimbo-cho, Chiyoda-ku, Tokyo

Article 3	Purpose, Trade Name, Location of Head Office, Total Number of Investment Units Authorized to be Issued, and Matters to be Provided for in Articles of Incorporation of New Investment Corporation

1	The purpose, trade name, location of head office, and total number of investment units authorized to be issued of the New Investment Corporation are as follows:

(1)	Purpose

The purpose of the New Investment Corporation is as set out in Article 2 of the Articles of Incorporation, attached as Attachment 1.

(2)	Trade Name

The name of the New Investment Corporation will be Adobansu Rejidensu Toushi Houjin, which in English will be Advance Residence Investment Corporation. However, ADR and NRIC may, upon their consultation, change this by no later than the earlier of the convocation date for the general unitholders’ meeting of ADR or NRIC under Article 8, Paragraph 1 or 2, respectively.

(3)	Location of Head Office

The head office of the New Investment Corporation will be located in Chiyoda-ku, Tokyo.

(4)	Total Number of Investment Units Authorized to be Issued

The total number of investment units authorized to be issued will be 6,000,000.

2	In addition to the matters provided for above, matters provided for in the Articles of Incorporation of the New Investment Corporation are as set out in Attachment 1 Articles of Incorporation.

Article 4	Names of Initial Executive Directors and Supervisory Directors and Name of Initial Accounting Auditor of New Investment Corporation

1	The name of the initial executive director of the New Investment Corporation is as follows:

Kenji Kousaka

2	The names of the initial supervisory directors of the New Investment Corporation are as follows:

Shujiro Matsuda and Yoshiki Oshima

3	The name of the initial accounting auditor of the New Investment Corporation is as follows:

Deloitte Touche Tohmatsu (Japan)

Article 5	Method of Calculating Number of Investment Units to be Delivered Through Merger and Matters Concerning Their Allotment

1	In conjunction with the Merger, the New Investment Corporation will newly issue the number of investment units calculated by multiplying the total number of investment units of ADR held by unitholders entered or recorded in ADR’s last unitholders’ register as of the day before the incorporation date of the New Investment Corporation ( the “Incorporation Date”) (excluding ADR, NRIC, and unitholders of ADR who have requested ADR to buyback investment units they hold under Article 149-13 of the Investment Trusts Act; “ADR Unitholders to Receive Allotment”) by 3, and the New Investment Corporation will allot 3 investment units of the New Investment Corporation for each investment unit of ADR to ADR Unitholders to Receive Allotment.

2	In conjunction with the Merger, the New Investment Corporation will issue the number of investment units calculated by multiplying the total number of investment units of NRIC held by unitholders entered or recorded in NRIC’s last unitholders’ register as of the day before the Incorporation Date (excluding ADR, NRIC, and unitholders of NRIC who have requested NRIC to buyback investment units they hold under Article 149-13 of the Investment Trusts Act; “NRIC Unitholders to Receive Allotment”) by 2, and the New Investment Corporation will allot 2 investment units of the New Investment Corporation for each investment unit of NRIC to NRIC Unitholders to Receive Allotment.

Article 6	Matters Concerning Total Amount of Investment into New Investment Corporation

The total amount of investment into the New Investment Corporation and the amount of investment surplus are as set out below. However, ADR and NRIC may, upon their agreement, change this based on consideration and consultation regarding the state of the assets of ADR and NRIC as of the day before the Incorporation Date.

(1)	Total Amount of Investment

36,262,894,000 yen

(2)	Amount of Investment Surplus

The amount obtained by deducting the amount provided for in the preceding item from the amount of fluctuations in unitholders’ capital provided for in Article 27, Paragraph 1, of the Regulations for Accounts of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006; as amended)

Article 7	Date of Incorporation of New Investment Corporation

The Incorporation Date will be March 1, 2010. However, ADR and NRIC may, upon their consultation, change this if necessary to do so in relation to the progress of procedures for the Merger or for any other such reason.

Article 8	General Unitholders’ Meeting Approving the Consolidation-Type Merger Agreement

1	ADR shall, by no later than November 30, 2009, or a date separately agreed on between ADR and NRIC, convene a general unitholders’ meeting and seek (i) approval for this Agreement and (ii) approval to terminate the Asset Management Services Agreement between AD Investment Management Co., Ltd.

2	NRIC shall, by no later than November 30, 2009, or a date separately agreed on between ADR and NRIC, convene a general unitholders’ meeting and seek (i) approval for this Agreement and (ii) approval to terminate the Asset Management Services Agreement between Pacific Residential Corporation.

Article 9	Asset Management Company, Etc., After the Merger

The asset management company (which means “asset management company” as provided for in Article 2, Paragraph 19, of the Investment Trusts Act; the same applies throughout this Agreement), custodian (which means “custodian” as provided for in Article 2, Paragraph 20, of the Investment Trusts Act; the same applies throughout this Agreement), and administration agent (which means “administration agent” as provided for in Article 2, Paragraph 21, of the Investment Trusts Act who accepts the outsourcing of the services provided for in the Items under Article 117 of the Investment Trusts Act; the same applies throughout this Agreement) of the New Investment Corporation after the Merger are as set out in Attachment 1 , the Articles of Incorporation. ADR and NRIC’s respective asset management services agreements, asset custody agreements, and administration agreements entered into with their respective asset management companies , custodians, and administration agents (excluding, however, agreements for the preparation and keeping of bond registers and other such services relating to bond registers) will be terminated on the condition that the New Investment Corporation is incorporated as a result of the Merger.

Article 10	Merger Subsidy

In place of ADR and NRIC’s cash distribution to unitholders of ADR and NRIC for ADR and NRIC’s business periods ending on the day before the Incorporation Date, the New Investment Corporation will pay a merger subsidy following the Incorporation Date without delay to ADR Unitholders to Receive Allotment and NRIC Unitholders to Receive Allotment. The amount of such merger subsidy is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of ADR or NRIC units they own.

Merger subsidy to be paid to ADR Unitholders to Receive Allotment

Amount of merger subsidy per investment unit	=	Amount of ADR’s distributable profits as of the day before the Incorporation Date
Number of ADR’s outstanding investment units as of the day before the Incorporation Date

Merger subsidy to be paid to NRIC Unitholders to Receive Allotment

Amount of merger subsidy per investment unit	=	Amount of NRIC’s distributable profits as of the day before the Incorporation Date
Number of NRIC’s outstanding investment units as of the day before the Incorporation Date

Article 11	Succession to Company Assets

The New Investment Corporation will on the Incorporation Date succeed all of the assets, liabilities, rights, and obligations of ADR and NRIC as of the Incorporation Date.

Article 12	Management of Corporate Assets

From the execution date of this Agreement until the Incorporation Date, ADR and NRIC shall each execute its own business and manage and operate its own assets with the care of a prudent manager. Except for matters provided for separately in this Agreement, ADR and NRIC shall take acts that will materially adversely affect its own assets, rights, or liabilities only after consulting with the other party in advance.

Article 13	Amending the Merger Conditions; Cancelling this Agreement

ADR and NRIC may, upon their agreement after consulting in good faith, amend the conditions of the Merger or other content of this Agreement or cancel this Agreement, if during the period after this Agreement has been entered into and the Incorporation Date:

•	there is a material change in the assets or management situation of ADR or NRIC;

•	a situation arises that will materially obstruct the performance of the Merger;

•	any other event makes achieving the purpose of the Merger difficult,; or

•	it becomes apparent an event has arisen that might give rise to one of these situations.

Article 14	Effect of this Agreement

This Agreement will lose its effect if by the day before the Incorporation Date:

•	this Agreement is not approved at both of ADR’s and NRIC’s General Unitholders’ Meeting as provided for under the Paragraphs of Article 8;

•	it can be reasonably expected that the registration under Article 189 of the Investment Trusts Act for the consolidation-type merger will not be made on the Incorporation Date; or

•	the approval of a supervisory authority or the like provided for under law or regulation and necessary for the performance of the Merger cannot be obtained.

Article 15	Confidentiality

1	“Confidential Information” means all information disclosed by ADR or NRIC to the other in relation to the Merger (irrespective of whether it relates to ADR or NRIC; including information relating to ADR’s and NRIC’s asset management companies; and including information delivered in writing, orally, or in an electronically recorded media), and it includes the existence and content of this Agreement and information relating to the state of consultations, examinations, and negotiations relating to the Merger. However, Confidential Information does not include

(1)	information that was already public knowledge at the time it was disclosed by the discloser,

(2)	information that the recipient itself already possessed at the time it was disclosed it by the discloser (excluding information disclosed by the discloser on another occasion the confidentiality of which the recipient is obligated to maintain),

(3)	information the recipient lawfully acquired from a third party without being obligated to maintain its confidentiality,

(4)	information that came to be public knowledge after it was disclosed to by the discloser through no event attributable to the recipient, or

(5)	information that the recipient can prove it developed independently without using Confidential Information disclosed to it.

2	ADR and NRIC shall manage Confidential Information as follows.

(1)	The recipient shall use Confidential Information only for the purpose of performing this Agreement, and it shall not disclose or divulge Confidential Information to a third party (including a third party’s unitholder) without the discloser’s prior written approval.

(2)	Despite the preceding Item, the recipient may disclose Confidential Information in the following circumstances:

(i)	where disclosure is required in accordance with law or regulation, judicial institution, or the legal procedures, guidance, demand, or other such request (including an audit by an accounting auditor and talks with a financial instruments exchange relating to the Merger) of a public institution or financial instruments exchange (including a supervisory authority); or

(ii)	where in relation to performing due diligence in connection with the Merger or performing this Agreement the recipient finds disclosure is necessary to be made to

(a)	an officer or employee of the recipient,

(b)	a ratings institution or a financial institution or the like in relation to borrowings or investments,

(c)	an insurance company in relation to an insurance policy,

(d)	a certified public accountant, tax attorney, attorney-at-law, real estate appraiser, or a professional of an investigative company or the like involved in the Merger,

(e)	an adviser involved in the Merger,

(f)	Rehabilitation Company Pacific Holdings, Inc., or its administrator (including the administrator’s agents and the administrator’s assistants) or ITOCHU Corporation, or

(g)	ADR’s or NRIC’s asset management company or ADR’s or NRIC’s custodian, administration agent, or other such agent,

in which case for any such person who is not obligated to confidentiality under law or regulations, the recipient shall, after imposing on that person confidentiality obligations of the same content as the obligations provided for in this Article, disclose the information only to the extent necessary, and the recipient will be liable to the discloser for any divulging of Confidential Information by the person to whom the recipient disclosed Confidential Information.

3	If the discloser so requests in writing, the recipient shall, as much as is practically reasonably possible, return to the discloser, dispose of, erase, or otherwise render unusable all Confidential Information kept in writing or electronically. However, the recipient may keep Confidential Information if

•	it is required to do so by law, regulation, or other such rules,

•	it is necessary to do so in connection with litigation or the like, or

•	the Confidential Information was prepared for the purpose of the internal use of the party and is inseparable from the context in which it was so prepared.

4	Not withstanding the preceding Paragraphs, if ADR and NRIC wish to make a public announcement in relation to the execution or content of this Agreement or in some other relation to the Merger, they shall consult with each other and determine in advance the timing, content, and other details of the announcement.

Article 16	Consultation in Good Faith

If a matter arises that is necessary in relation to the Merger other than a matter provided for in this Agreement, ADR and NRIC shall separately consult each other and determine the matter in accordance with the spirit of this Agreement.

(The rest of this page has been deliberately left blank below here.)

The parties have executed this Agreement in two originals by affixing their signature and seal below and each party shall retain one executed original.

September 25, 2009

ADR	Advance Residence Investment Corporation
3-12 Kioi-cho, Chiyoda-ku, Tokyo
Kenji Kousaka, Executive Director

NRIC	Nippon Residential Investment Corporation
1-14-1 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Masaru Nishimura, Chief Executive Officer

(Merger Agreement) Attachment 1

Articles of Incorporation of

Investment Corporation

Advance Residence Investment Corporation

Articles of Incorporation

I    GENERAL PROVISIONS

Article 1	Corporate Name

The name of the Investment Corporation is Advance Residence Toushi Houjin, which is Advance Residence Investment Corporation in English.

Article 2	Purpose

The purpose of the Investment Corporation is to manage the assets of the Investment Corporation by investing them mainly in specified assets (meaning “specified assets” as provided for in Article 2, Paragraph 1, of the Investment Trust and Investment Corporations Act (Act No.198 of 1951; as amended, the “Investment Trusts Act”) in accordance with the Investment Trusts Act.

Article 3	Location of Head Office

The head office of the Investment Corporation is in Chiyoda-ku, Tokyo.

Article 4	Method of Public Notice

Public notices of the Investment Corporation are published in the Nihon Keizai Shimbun.

II    INVESTMENT UNITS

Article 5	Total Number of Investment Units Authorized to be Issued

1	The total number of investment units authorized to be issued by the Investment Corporation is 6,000,000.

2	The proportion of the aggregate amount representing the investment units issued by the Investment Corporation in Japan shall exceed 50% of the total amount representing the investment units issued by the Investment Corporation.

3	The Investment Corporation may seek persons who subscribe for investment units issued by the Investment Corporation within the total number of investment units authorized to be issued by the Investment Corporation with the approval of the Board of Directors. The amount to be paid per offered investment unit (meaning the investment unit allocated to a person who applies for subscription of the investment units in response to the offering) shall be the amount determined by the Executive Director as fair in light of the details of the assets held by the Investment Corporation (the “Managed Assets”) and approved by the Board of Directors.

Article 6	Matters Concerning Handling of Investment Units

Unless otherwise provided for in laws, regulations, or these Articles of Incorporation, the procedures for handling investment units such as registration or recording of unitholders in the Investment Corporation’s unitholders’ register and the fees for those procedures are subject to the Investment Unit Handling Regulations established by the Board of Officers.

Article 7	Minimum Net Asset Amount

The minimum net asset value of the Investment Corporation is 50,000,000 yen.

Article 8	Refund of Payment for Investment Units upon Request of Unitholders

The Investment Corporation shall not refund the payment for investment units upon request of unitholders.

III    GENERAL MEETING OF UNITHOLDERS

Article 9	Convocation

1	In principle, the general unitholders’ meeting of the Investment Corporation is held at least once every 2 years.

2	Unless otherwise provided for in the laws or regulations, the general meetings of unitholders shall be convened with the approval of the Board of Directors, by the Executive Director if there is only one Executive Director, and by one of the Executive Directors following the protocols predetermined by the Board of Directors if there is more than one Executive Director.

3	To convene the general unitholders’ meeting, public notice concerning the date of general meeting of unitholders must be given at least 2 months before the date of the general unitholders’ meeting, and notice must be dispatched to each unitholder in writing or by electronic method in accordance with the laws or regulations at least 2 weeks before the date of the general unitholders’ meeting.

Article 10	Chairperson

The Executive Director shall preside over the general unitholders’ meeting if there is only one Executive Director. One of the Executive Directors shall preside over the general unitholders’ meeting following the protocols predetermined by the Board of Directors if there is more than one Executive Director. If all of the positions of Executive Director come vacant or all of the Executive Directors are unable to so act, one of the Supervisory Directors shall preside over the general unitholders’ meeting following the protocols predetermined by the Board of Directors.

Article 11	Resolution

Unless otherwise provided for in laws, regulations, or this Articles of Incorporation, the resolutions of the general unitholders’ meeting are adopted by a majority of the voting rights represented by the unitholders present.

Article 12	Voting by Proxy

1	A unitholder may exercise the voting rights by a proxy, who must be another unitholder of the Investment Corporation with voting rights.

2	In the event of the preceding Paragraph, the relevant unitholder or proxy shall submit a document certifying the authority of the proxy to the Investment Corporation in advance for each general unitholders’ meeting.

Article 13	Exercise of Voting Rights in Writing or by Electronic Method

1	A unitholder may exercise the voting rights in writing by indicating the required matters in the document for exercising voting rights (the “Form for Exercising Voting Rights”) and submitting the Form for Exercising Voting Rights containing such matters to the Investment Corporation by the time prescribed by laws or regulations.

2	A unitholder may exercise the voting rights by the electronic method with the consent of the Investment Corporation in accordance with laws and regulations, by submitting the matters required to be contained in the Form for Exercising Voting Rights to the Investment Corporation by an electronic method by the time prescribed by laws and regulations.

3	The number of voting rights exercised in writing or by the electronic method shall be counted in the number of voting rights represented by the unitholders present.

Article 14	Deemed Approval

1	If a unitholder is not present at a general unitholders’ meeting and does not exercise his or her voting rights, the unitholder will be deemed to have approved the proposals submitted to the general unitholders’ meeting (excluding, if more than one proposal is submitted and the import of two or more proposals conflict with each other, all such proposals of conflicting import).

2	The number of voting rights represented by the unitholders who are deemed to have approved the proposals under the preceding Paragraph are counted in the number of voting rights represented by the unitholders present.

Article 15	Record Date

1	The unitholders entered or recorded in the final unitholders’ register as of the preceding Accounts Closing Date (meaning the last day of each business term provided for in Article 31; the same applies throughout) shall be the unitholders entitled to exercise their rights at the general unitholders’ meeting convened by the Investment Corporation. However, this applies only if the general unitholders’ meeting is held on a date within 3 months from the Accounts Closing Date.

2	In addition to the preceding Paragraph, whenever necessary, the Investment Corporation may deem the unitholders or registered investment unit pledgees entered or recorded in the final unitholders’ register as of a certain date to be the persons entitled to exercise their rights, upon giving prior public notice following a resolution of the Board of Directors.

Article 16	Minutes of General Meeting of Unitholders

The Investment Corporation shall prepare minutes containing a summary of the proceedings and the outcome of each general unitholders’ meeting and other matters prescribed by laws and regulations.

IV    DIRECTORS AND BOARD OF DIRECTORS

Article 17	Number of Directors and Composition of Board of Directors

The Investment Corporation shall not have more than 2 Executive Directors or 3 Supervisory Directors (but the number of Supervisory Directors must always be at least one more than the number of Executive Directors). The Board of Directors is composed of Directors (which means its Executive Directors and Supervisory Directors; the same applies throughout).

Article 18	Election and Term of Office of Directors

1	Directors are elected by resolution of the general unitholders’ meeting.

2	The term of office of a Director shall be 2 years from his or her election. However, the term of office of a Director elected to fill a vacancy or for increase in the number of Directors shall be the remainder of the term of office of the Director being replaced or that of the Directors with whom office is held simultaneously.

Article 19	Payment Standards and Timing of Payment of Remuneration of Directors

Payment standards and timing of payment of the remuneration of Directors of the Investment Corporation are as follows:

(1)	The remuneration of each Executive Director must not be more than 1,000,000 yen per month and the Investment Corporation shall pay every month the amount for the relevant month determined to be reasonable by the Board of Directors in light of general price movements, wage movements, and other factors, by the end of the month.

(2)	The remuneration of each Supervisory Director must not be more than 500,000 yen per month and the Investment Corporation shall pay every month the amount for the relevant month determined to be reasonable by the Board of Directors in light of general price movements, wage movements, and other factors, by the end of the month.

Article 20	Waiver of Directors’ Liabilities

The Investment Corporation may waive the liabilities of a Director under Paragraph 1 of Article 115-6 of the Investment Trusts Act by a resolution of the Board of Directors to the extent permitted by laws and regulations in circumstances where the Director was acting in good faith without gross negligence in performing his or her duties and if it is considered especially necessary to do so after considering the facts that caused the liability, the Director’s performance of his or her duties, and other circumstances.

Article 21	Convocation and Chairperson

1	Unless otherwise provided for in laws or regulations, the Executive Director shall convene and preside over the meetings of the Board of Directors if there is only 1 Executive Director. One of the Executive Directors shall convene and preside over the meetings of the Board of Directors following the protocols predetermined by the Board of Directors if there is more than one Executive Director.

2	Notice of convocation of a meeting of the Board of Directors must be dispatched to all Directors at least 3 days before the date of the meeting of the Board of Directors. However, that period may be shortened or convocation procedures may be forgone with the consent of all Directors.

Article 22	Resolutions

Unless otherwise provided for in laws, regulations, or these Articles of Incorporation, the resolutions of the meetings of the Board of Directors are adopted by a majority of the voting rights of the members present, provided the members present represent a majority of total members entitled to vote.

Article 23	Minutes of Meeting of Board of Directors

The Investment Corporation shall prepare minutes containing a summary of the proceedings and the outcome of each meeting of the Board of Directors and other matters prescribed by laws and regulations, and each Director present shall affix his name and seal or electronic signature on the minutes.

Article 24	Regulations of Board of Directors

Unless otherwise provided for in laws, regulations, or these Articles of Incorporation, the matters concerning the Board of Directors are subject to the Regulations of the Board of Directors established by the Board of Directors.

V    ACCOUNTING AUDITOR

Article 25	Election of Accounting Auditor

The accounting auditor is elected by resolution of a general unitholders’ meeting.

Article 26	Term of Office of Accounting Auditor

1	The term of office of the Accounting Auditor expires at the close of the first general unitholders’ meeting held after the first closing of a term subsequent a lapse of 1 year after the assumption of office.

2	Unless otherwise resolved at the general unitholders’ meeting provided for in the preceding Paragraph, the Accounting Auditor will be deemed to have been reelected at the general unitholders’ meeting.

Article 27	Payment Standards for Remuneration of Corporate Auditors

The Accounting Auditor’s remuneration must not be more than 20,000,000 yen per accounting term subject to audit, and the Investment Corporation shall pay the amount determined by the Board of Directors within 3 months after the end of the relevant accounting term.

VI    TARGETS AND POLICIES OF ASSET MANAGEMENT

Article 28	Targets and Policies of Asset Management

The targets and policies of the Investment Corporation’s asset management policy are set out in Attachment 1, attached to the end of this Articles of Incorporation, which forms an integral and inseparable part of this Articles of Incorporation.

VII    ASSET EVALUATION

Article 29	Methods, Standards, and Reference Date of Asset Evaluation

The methods, standards, and reference date of asset evaluations of the Investment Corporation are as set forth in Attachment 2, attached to the end of these Articles of Incorporation, which forms an integral and inseparable part of these Articles of Incorporation.

VIII    BORROWINGS; ISSUE OF INVESTMENT CORPORATION BONDS

Article 30	Limit of Borrowing and Issue of Investment Corporation Bonds, etc.

1	The Investment Corporation may borrow funds or issue investment corporation bonds (including short-term investment corporation bonds; the same applies throughout) in order to ensure stable earnings and steady growth of the Managed Assets. The Investment Corporation may borrow funds only from qualified institutional investors as set out in Article 2, Paragraph 3, Item (1), of the Financial Instruments and Exchange Act (Law No. 25 of 1948; as amended, the “Financial Instruments and Exchange Act”) (but limited to those who are set out in Article 22-19, Paragraph 1, of the Ordinance for Enforcement of the Special Taxation Measures Act (Finance Ministry Order No. 15 of 1957; as amended, the “Ordinance for Enforcement of the Special Taxation Measures Act”).

2	Cash received through borrowing and issue of investment corporation bonds in accordance with the preceding Paragraph may be used for acquisitions of assets, repair, payment of dividends, funds required for the operation of the Investment Corporation, repayment of debts (including return of deposit and guarantee money and repayment of borrowed money and debts for investment corporation bonds), and other similar purposes.

3	If the Investment Corporation borrows funds or issues investment corporation bonds under Paragraph 1, it may provide the Managed Assets as collateral.

4	The limit on borrowings and the issue of investment corporation bonds is 1,000,000,000,000 yen each, and the total of both amounts must not exceed 1,000,000,000,000 yen.

XI    ACCOUNTING

Article 31	Business Term and Accounts Closing Date

The business term of the Investment Corporation is from February 1 to the last day of July of each year and from August 1 of each year to the last day of January of the following year. However, the first business term after the incorporation of the Investment Corporation is from the date of incorporation of the Investment Corporation to the last day of January 2011.

Article 32	Policy on Cash Distribution

In principle, the Investment Corporation shall make distributions in accordance with the following policy.

(1)	Distribution of profits

(i)	The amount of profits out of the total amount of cash to be distributed to unitholders (the “Distributable Amount”) must be calculated in accordance with the corporate accounting standards generally accepted as fair and proper in Japan.

(ii)	In principle, the amount of distribution is the amount determined by the Investment Corporation that exceeds 90% of the amount of profit available for dividend of the Investment Corporation as set out in Article 67-15, Paragraph 1, of the Special Taxation Measures Act (Law No. 26 of 1957; as amended) (the “Amount of Profit Available for Dividend”).

The Investment Corporation may accumulate a long-term repair reserve, payment reserve, dividend reserve, and any other similar reserve and allowance considered necessary for the maintenance or improvement of Managed Assets out of the Distributable Amount.

(2)	Distribution of cash exceeding profit

If the Distributable Amount is less than 90% of the Amount of Profit Available for Dividend or if it is otherwise considered appropriate by the Investment Corporation, the Investment Corporation may distribute the amount determined by the Investment Corporation not exceeding the amount set out in the Regulations of the Investment Trusts Association, Japan, as cash exceeding profit. However, in this case, if the amount of cash distribution does not satisfy the requirements set out in special rules for taxation on investment corporations, the Investment Corporation may distribute in cash the amount determined by the Investment Corporation for the purpose of satisfying those requirements.

(3)	Method of payment of dividends

Distributions made pursuant to this Article must be in cash and the Investment Corporation shall pay dividends in principle within 3 months of the term to the unitholders or registered investment unit pledgees entered or recorded in the final register of unitholders as of the closing date of the applicable term, in accordance with the number of investment units or the number of investment units covered by the registered investment unit pledge held by them.

(4)	Limitation period for claims for dividends

If the cash distributed under this Article remains unreceived after the lapse of 3 full years after the date on which it became due, the Investment Corporation will be released from the obligation to pay those dividends. Interest does not accrue on unpaid dividends.

(5)	Regulations of the Investment Trusts Association, Japan

The Investment Corporation shall make cash distributions in accordance with the Regulations and other rules established by the Investment Trusts Association, Japan, in addition to Items (1) through (4).

X    DELEGATION OF BUSINESSES AND AFFAIRS

Article 33	Asset Management Fees for Asset Management Company

The standards for the amount and payment of asset management fees paid by the Investment Corporation to the asset management company to which the Investment Corporation entrusts the management of its assets (the “Asset Management Company”) is set out in Attachment 3, which forms a part of these Articles of Incorporation.

Article 34	Delegation of Businesses and Services

1	The Investment Corporation shall delegate the business pertaining to the management of assets to the Asset Management Company and the business pertaining to the custody of assets to the custodian under Articles 198 and 208, respectively, of the Investment Trusts Act.

2	The Investment Corporation shall delegate the services pertaining to the business other than the management and custody of assets that are set out in Article 117 of the Investment Trusts Act (the “Administration Services”) to third parties.

XI    INITIAL ASSET MANAGEMENT COMPANY, CUSTODIAN, AND ADMINISTRATION AGENT

Article 35	Names and Addresses of Initial Asset Management Company, Custodian, and Administration Agent; Outline of Contracts to be Executed among Those Companies

The names and addresses of the entities to be the initial Asset Management Company, custodian, and administration agent of the Investment Corporation and an outline of the contracts to be entered into with them is set out in Attachment 4, which forms a part of this Articles of Incorporation.

XII    SUPPLEMENTARY PROVISIONS

Article 36	Consumption Tax and Local Consumption Tax

The Investment Corporation shall bear the consumption tax, local consumption tax, and other taxes imposed on the management of Managed Assets and other expenses and money payable by the Investment Corporation considered to be taxable items under the Consumption Tax Act (Act No. 108 of 1988; as amended) (collectively, “Taxable Items”) and pay the consumption tax, local consumption tax, and other taxes payable on the Taxable Items in addition to the amount of Taxable Items.

Enacted: March 1, 2010

(Articles of Incorporation of Investment Corporation) Attachment 1

Targets and Policies of Asset Management

Basic Policy of Asset Management

The Investment Corporation seeks to maximize unitholder value, aiming to secure stable profits and achieve asset growth over the medium and long term by investing primarily in real estate used for residential purposes with a focus on diversifying its investments among regions.

Targets of Asset Management

The primary investment targets of the Investment Corporation are the following types of real estate, etc., and real-estate-backed securities:

1	Real estate, etc. (which means the following assets; the same applies throughout)

(1)	real estate

(2)	leasehold rights in real estate

(3)	surface rights

(4)	beneficiary interests of trusts under which real estate, leasehold rights in real estate, or surface rights have been placed in trust (including comprehensive trusts under which cash incidental to real estate has been placed in trust together with such assets)

(5)	beneficiary interests in trusts of money the purpose of which is to manage the trust assets primarily as investments in real estate, leasehold rights in real estate, and surface rights

(6)	interests in equity investments associated with an agreement under which one party makes an investment for the purpose of the other party’s managing any of the assets set out in (1) through (5) above and that other party manages that investment primarily as investments in those assets and distributes the profits from its management of those assets (“Silent Partnership Equity Interests Concerning Real Estate”)

(7)	beneficiary interests in trusts of money the purpose of which is to manage the trust assets primarily as investments in Silent Partnership Equity Interests Concerning Real Estate

2	Real-estate-backed securities (which means the following assets the purpose of which is to invest more than 50% of the underlying assets in real estate, etc.; the same applies throughout)

(1)	Preferred Equity Securities (which means “Preferred Equity Securities” as provided for in Article 2, Paragraph 9, of the Act on Securitization of Assets (Act No. 105 of 1998; as amended; the “Asset Securitization Act”)

(2)	Beneficiary interests (which means beneficiary interests as provided for in Article 2, Paragraph 7, of the Investment Trusts Act)

(3)	Investment securities (which means “investment securities” as provided for in Article 2, Paragraph 15, of the Investment Trusts Act)

(4)	Beneficiary interests of specified purpose trusts (which means “beneficiary interests of specified purpose trusts” (excluding those that correspond to assets provided for in Paragraphs 1(4), 1(5), and 1(7) above) as provided for in Article 2, Paragraph 15, of the Asset Securitization Act)

3	The Investment Corporation may invest in the following specified assets in addition to the real estate, etc., and real-estate-backed securities provided for in Paragraphs 1 and 2 above.

(1)	deposits

(2)	call loans

(3)	negotiable certificates of deposit

(4)	securities (which has the meaning defined in Article 2, Paragraph 5, of the Investment Trusts Act) (but excluding those which correspond to other assets provided for in this section Targets of Asset Management)

(5)	monetary claims (which means “monetary claims” as provided for in Article 3, Item (7), of the Enforcement Order of the Investment Trusts and Investment Corporations Act (Cabinet Order No. 480 of 2000; as amended, the “Enforcement Order of the Investment Trusts Act”)

(6)	beneficiary interests in trusts of money the purpose of which is to invest the trust assets as investments in the assets set out in (1) through (5) above

(7)	rights associated with derivatives transactions (which has the meaning provided for in Article 3, Item 2, of the Enforcement Order of the Investment Trusts Act)

4	In investing in real estate, etc., the Investment Corporation may invest in the following assets if necessary.

(1)	trademark rights, as provided for under the Trademark Act (Act No. 127 of 1959; as amended), and exclusive licenses and non-exclusive licenses of trademarks (limited to such rights incidental to investing in real estate, etc.)

(2)	shares (limited to shares of management companies and the like that manage real estate where the Investment Corporation acquires the shares incidental to investing in specified assets that are a primary invest target)

Investment Stance

(1)	In investing in real estate (which includes real estate that is a principal trust asset when investing in trust beneficiary interests; the same applies throughout), the Investment Corporation will invest in real estate the primary use of which is for rental housing in a primary investment area of the 7 Major Tokyo Wards (which means Minato City, Chiyoda City, Shibuya City, Shinjuku City, Meguro City, Setagaya City, and Shinagawa City; the same applies throughout), Central Tokyo (which means the 23 wards in Tokyo other than the 7 Major Tokyo Wards; the same applies throughout), Tokyo Metropolitan Area (which means Tokyo, Kanagawa, Saitama, and Chiba; the same applies throughout), and Regional Cities (which means cities designated under government ordinance and cities similar to such cities).

(2)	The residential types of rental housing that the Investment Corporation will invest in are single types, compact types, family types, and large types. It may also invest in dormitory types.

(3)	In acquiring properties, the Investment Corporation will comprehensively examine the property by adequately investigating, among other factors, projected revenues from the real estate, the future prospects of the area, building specifications, earthquake-resistance features of the building, related rights, the state of the management of the building, and the environment and quality of the land.

(4)	The Investment Corporation will acquire properties with a basic policy of managing them over the medium and long term. When it comes time to sell them, the Investment Corporation will therefore make its decision after comprehensively judging the financial market and real estate market trends, revenue projections, increases or decreases in asset values, forecasts for such movements, future prospects for each property’s location, and portfolio composition.

(5)	The Investment Corporation aims for the total amount of specified real estate (which means specified assets that the Investment Corporation acquires that are real estate, leasehold rights in real estate, or surface rights or beneficiary interests in trusts under which real estate, leasehold rights in land, or surface rights have been placed in trust) to constitute 75% or more of the total amount of specified assets held by the Investment Corporation.

Investment Restrictions

(1)	Restrictions relating to securities and monetary claims

The Investment Corporation will place importance on stability and convertibility of investments into securities and monetary claims, and it will not make investments aimed only at gaining positive management profits.

(2)	Restrictions relating to derivatives transactions

The Investment Corporation will invest in rights associated with derivatives transactions only for the purpose of hedging against interest risks arising from liabilities of the Investment Corporation and other such risks.

(3)	The Investment Corporation will restrict its real estate investment targets (including real estate, etc., other than real estate and including real estate, etc., underlying real-estate-backed securities) to real estate located in Japan.

(4)	The Investment Corporation will not invest in assets denominated in a foreign currency.

Purpose and Scope of Loaning of Assets Acquired

(1)	The Investment Corporation may loan (including car parks, signs and the like, and other such facilities) real estate (including real estate underlying real-estate-backed securities other than real estate, etc., that the Investment Corporation is to acquire; the same applies throughout this section) forming part of Managed Assets for the purpose of securing stable profits over the medium and long term.

(2)	In making loan of real estate, the Investment Corporation may receive security deposits, guarantee deposits, and the like and money similar to those deposits, and it may manage the money so received in accordance with its investment policy set out above.

(3)	The Investment Corporation may make loans of its Managed Assets that are not real estate.

— End of Attachment 1 —

(Articles of Incorporation of Investment Corporation) Attachment 2

Methods, Criteria, and Reference Dates for Valuating Assets

1	The Investment Corporation’s methods and criteria for valuating assets are as follows depending on the type of assets targeted for investment:

(1)	Real estate, leasehold rights in real estate, and surface rights

The Investment Corporation will valuate these assets based on the acquisition price less accumulated deprecation. The method of calculating depreciation for buildings and facilities, etc., will be the straight-line method. However, if the Investment Corporation judges on proper grounds that the calculation method it has adopted is inappropriate and can reasonably judge that changing the method would not raise any issue from the perspective of investor protection, then the Investment Corporation may change the calculation method to another method.

(2)	Beneficiary interests in trust under which real estate, leasehold rights in real estate, and surface rights have been placed in trust

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the trust assets are the assets described in paragraph 1 above — valuating them based on the same paragraph; or

•	if the trust assets are financial assets — valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interests in the trust.

(3)	Beneficiary interests in trust of money the purpose of which is to manage its trust assets primarily by investing in real estate, leasehold rights in real estate, and surface rights

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the assets constituting the trust are the assets described in paragraph 1 above — valuating them based on the same paragraph; or

•	if the assets constituting the trust are financial assets — valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interests in the trust.

(4)	Equity interests in silent partnership which invests in real estate

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the assets constituting the silent partnership are the assets described in any of the paragraphs 1 through 3 above — valuating them based on the method set out in the relevant paragraph; or

•	if the assets constituting the silent partnership are financial assets — valuating them based on generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the silent partnership, and calculating the proportionate amount of equity interest in the silent partnership.

(5)	Beneficiary interests in trust of money the purpose of which is to manage its trust assets primarily by investing in equity interests in silent partnership which invests in real estate

The Investment Corporation will valuate these assets based on the value determined by first:

•	for equity interests in silent partnership constituting the trust assets — valuating them based on the method set out in paragraph (4) above; and

•	for financial assets — valuating them based on generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interest in the trust.

(6)	Securities

If the securities are traded, the Investment Corporation will valuate these assets based on the market price. If they are not traded, the Investment Corporation will valuate them based on a reasonably calculated value.

(7)	Monetary claims

The Investment Corporation will valuate these assets based on the acquisition price less the allowance for doubtful receivables. However, if the monetary claims were acquired at a value that is lower or higher than the face amount and the nature of the difference between the acquisition price and the face amount is regarded as adjustments for their interests, the Investment Corporation will valuate these assets based on the amount calculated by the amortized cost method less an allowance for doubtful receivables.

(8)	Derivatives

(i)	Receivables and debts arising from derivative transactions listed on a financial instruments exchange

The Investment Corporation will valuate these based on the value calculated based on the final price (the closing price; if there is no closing price, then the final quotation (if both a minimum sell quotation and a maximum buy quotation have been announced, then the middle price between those quotations)) on the financial instruments exchange.

(ii)	Receivables and debts arising from unlisted derivative transactions that are not quoted on a financial instruments exchange

The value calculated by a reasonable method as similar to that for a market price. If calculating a fair value seems to be extremely difficult, then the Investment Corporation will valuate these based on their acquisition price.

(iii)	Notwithstanding the above, the Investment Corporation may apply hedge accounting if these are regarded as hedge transactions pursuant to generally accepted accounting standards.

(9)	Beneficiary interests in trust of money

The Investment Corporation will valuate these assets based on the values determined by first, depending on the assets being managed as investments:

•	valuating them based on the valuation method(s) for the relevant assets being managed as investments set out in paragraphs (1) through (8) and (10) above; or

•	if they are financial assets, valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interest in the trust.

(10)	Others

Assets not provided for above will be valuated as appropriate under the Investment Trusts Act and the Valuation Rules of the Investment Trusts Association, Japan, or generally accepted accounting standards.

2	If the Investment Corporation is to make a valuation by a method different from any method set out in section 1 above for the purpose of indicating a value into an asset management report or the like, it shall make the valuation as follows:

(1)	Real estate, leasehold rights in real estate, and surface rights

The value calculated by the real estate appraisal or the like made by a real estate appraiser.

(2)	Beneficiary interests in trust under which real estate, leasehold rights in real estate, and surface rights have been placed in trust; and equity interests in silent partnership which invests in real estate

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the assets constituting the trust or the silent partnership are the assets described in paragraph 1 above — valuating them based on the same paragraph; or

•	if the assets constituting the trust or the silent partnership are financial assets — valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust or the silent partnership, and calculating the proportionate amount of beneficiary interests in the trust or equity interests in the silent partnership.

3	The reference date for each valuation is, in principle, the end of the Investment Corporation’s accounting term.

— End of Attachment 2 —

(Articles of Incorporation of Investment Corporation) Attachment 3

Fees for Asset Management Company

The method of calculating and timing of payment of the fees payable to the Asset Management Company to whom the Investment Corporation has entrusted the management of assets are as follows. The fees, plus the appropriate amounts for consumption tax and local consumption tax payable on the fees, are paid by remittance into the bank account designated by the Asset Management Company.

Base Fee

The Investment Corporation will, within 2 months after the end of accounting term, pay an amount up to a maximum of the amount (calculated pro rata based on the actual number of days in the relevant accounting term, taking one year as being 365 days; the same applies to calculations of the base fee below) calculated by multiplying by 0.40% p.a. to the total asset value set out in the Investment Corporation’s balance sheet (limited to one that has been approved under Article 131, Paragraph 2 of the Investment Trusts Act; “Balance Sheet”) dated as of the closing of the latest accounting term. However, for the Investment Corporation’s first accounting term, the base fee for the term starting on the date of incorporation of the Investment Corporation and ending on July 31, 2010, is to be paid by September 30, 2010, in an amount not exceeding the amount calculated by multiplying 0.40% p.a. to the total asset value set out in the Investment Corporation’s trial balance sheet (of totals and balances) as of the incorporation of the Investment Corporation, and the base fee for the term starting on August 1, 2010, and ending on the end of the Investment Corporation’s first accounting term is to be paid within 2 months of that ending date in an amount not exceeding the amount calculated by multiplying by 0.40% p.a. to the total asset value set out in the Investment Corporation’s trial balance sheet (of totals and balances) as of July 31, 2010.

Acquisition Fee

When real estate, etc., or real-estate-backed securities are newly acquired, the Investment Corporation will pay, by the end of the month of the following month of the acquisition date, an amount not exceeding the amount calculated by multiplying the purchase price of the asset acquired by 1.0%. The “purchase price” is the amount set out in the purchase agreement and excludes expenses associated with the purchase and consumption tax and local consumption tax.

Disposal Fee

When real estate, etc., or real-estate-backed securities are disposed of, the Investment Corporation will pay, by the end of the month of the following month of the disposal date, an amount not exceeding the amount calculated by multiplying the sales price of the asset so disposed of by 0.50%. The “sales price” is the amount set out in the purchase agreement and excludes expenses associated with the sales and consumption tax and local consumption tax.

Incentive Fee

The Investment Corporation will pay, within 3 months after the closing of accounting term, an amount not exceeding the amount calculated by multiplying its current net profit before tax for the relevant accounting term (calculated before deduction of incentive fee, and if there is a loss carried forward, the amount of current net profit before tax after making-up of such loss) by 3.0%.

— End of Attachment 3 —

(Articles of Incorporation of Investment Corporation) Attachment 4

Names and Addresses of Initial Asset Management Company, Custodian, and Administration

Agent; Outlines of Agreements to be Executed

1	Name and Address of Initial Asset Management Company (the “Asset Management Company”); Outlines of Agreements to be Executed

(1)	Name: AD Investment Management Co., Ltd.

Address: 3-12 Kioi-cho, Chiyoda-ku, Tokyo

(2)	Outline of services to be entrusted

(i)	Services relating to the management of the Investment Corporation’s assets;

(ii)	Services relating to the Investment Corporation’s funding and financing;

(iii)	Reporting to the Investment Corporation; and

(iv)	Other services entrusted by the Investment Corporation from time to time that are relevant or incidental to the services provided for in (i) through (iii) above

(3)	Term of agreement

The agreement shall take effect on the day the Investment Corporation is registered under the Investment Trusts Act and shall be an agreement without term.

(4)	Matters relating to termination

(i)	If the Asset Management Company ceases being a member of a financial instruments firms association recognized pursuant to Article 78, Paragraph 1 of the Financial Instruments Exchange Act, the Investment Corporation may, after obtaining a resolution in advance at its general unitholders’ meeting, immediately terminate the agreement by notifying the Asset Management Company in writing.

(ii)	The Investment Corporation may terminate the agreement by giving the Asset Management Company a 6 months’ prior written notice and obtaining a resolution in advance at its general unitholders’ meeting.

(iii)	The Investment Corporation may, by resolution of its board of directors, terminate the agreement immediately if any of the following events occurs:

(a)	The Asset Management Company breaches the agreement (however, excluding where, if the breach is rectifiable, the Investment Corporation’s board of directors finds that the Asset Management Company has rectified the breach within 30 business days after the date it received a demand from the Investment Corporation to rectify);

(b)	The Asset Management Company is subject to a suspension of payments, an inability to make payments, a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, or commencement of special liquidation proceedings, service of an attachment order against its important assets, or any other event like the foregoing; or

(c)	Any other event occurs that makes continuing to entrust services relating to asset management intolerable.

(iv)	The Investment Corporation will terminate the agreement if any of the following events occur:

(a)	The Asset Management Company ceases being a financial instruments business operator (limited to that engaging in the investment management business provided for in Article 28, Paragraph 4 of the Financial Instruments Exchange Act and excluding trust corporation) that is licensed pursuant to Article 3, Paragraph 1 of the Building Lots and Building Transactions Act (Act No. 176 of 1952; as amended) and approved pursuant to Article 50-2, Paragraph 1 of the same Act;

(b)	The Asset Management Company falls under any of the items of Article 200 of the Investment Trusts Act applies; or

(c)	The Asset Management Company is dissolved.

(v)	The Asset Management Company may propose terminating the agreement by giving the Investment Corporation a 6 months’ prior written notice, and if the Investment Corporation receives such a proposal for termination, it must immediately convene a general unitholders’ meeting and seek an approval to terminate the agreement or, in unavoidable circumstances, seek the Prime Minister’s permission. If such an approval is obtained at the general unitholders’ meeting to terminate the agreement or permission is obtained from the Prime Minister, the Investment Corporation will consent to terminate the agreement and the agreement will terminate on the termination date provided for in the notice.

(5)	Matters relating to amendment to the agreement

The agreement may be amended in accordance with procedures provided for in the laws and regulations by a written agreement between the Investment Corporation and the Asset Management Company.

(6)	Fee; Method of Payment

Same as provided for in Attachment 3.

(7)	Details of provisions concerning re-outsourcing of part of powers relating to management of assets

The Asset Management Company may not entrust to any third party all of the entrusted services, and if it wishes to entrust part of the entrusted services to a third party, it must obtain the Investment Corporation’s prior written consent.

2	Name and Address of Initial Custodian (the “Custodian”); Outline of Agreement to be Executed

(1)	Name:	The Sumitomo Trust & Banking Co., Ltd.
	Address:	4-5-33 Kitahama, Chuo-ku, Osaka-shi

(2)	Outline of services to be entrusted

(i)	Asset custodial services

(ii)	Treasurer services

(3)	Term of agreement

The effective term of the agreement shall be until the last day of the 3 months following the Investment Corporation’s first business term after the lapse of 2 years from the date the agreement takes effect. If neither the Investment Corporation nor the Custodian notifies the other in writing otherwise 3 months before the expiration of the term, the agreement will be automatically extended for another 2 years on the same terms and conditions, and the same applies to subsequent periods.

(4)	Matters relating to termination

The agreement will lose its effect if any of the following events occurs:

(i)	The Investment Corporation and the Custodian agree in writing to terminate. However, this is conditional on the approval of the Investment Corporation’s board of directors. If the agreement is so terminated, it will lose its effect on the date designated in the agreement between The Investment Corporation and Custodian;

(ii)	The Investment Corporation or the Custodian breaches the agreement and does not rectify the breach within a reasonable time frame after receiving a demand to do so and the other party gives it a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice. However, cancellation by the Investment Corporation is conditional on the approval of its board of directors. Cancellation does not prevent any party from claiming outstanding receivables under the agreement, even after the agreement has lost its effect; or

(iii)	Either the Investment Corporation or the Custodian is subject to a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, or commencement of special liquidation proceedings, or subject to a suspension of dealing declared by a clearing house, and the other party provides a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice.

(5)	Matters relating to amending the agreement

(i)	The Investment Corporation may, after obtaining approval of its board of directors, amend provisions of the agreement based on a mutual agreement between the Investment Corporation and the Custodian.

(ii)	In the case of amendments to the agreement under (i) above, the Investment Corporation must comply with its Articles of Incorporation and all applicable laws and regulations, such as the Investment Trusts Act, and rules and the like.

(6)	Fee; Method of Payment

(i)	In consideration of the entrusted services, the Investment Corporation will pay the Custodian a fee calculated in accordance with the table below plus an amount for consumption tax and local consumption tax payable on that fee. However, fees for services not provided for in the table below will be determined between the Investment Corporation and the Custodian upon their consultation.

Method of Fee Calculation

The fee shall be the amount, up to a maximum of the aggregate amount of monthly fees calculated in accordance with the following formula, calculated in proportion to the asset composition:

Total asset value of the Investment Corporation as set out in its trial balance sheet (totals and balances) as of the end of each month	X	0.03%	÷	12

The fee for a month in which the number of days the entrusted services were performed by the Custodian was less than a full month, is to be calculated pro rata based on the actual number of the days the entrusted services were performed. If the last day of such a month is not included among the days the entrusted services are performed by the Custodian, the fee for such month is to be calculated by using the above formula and the total asset value as set out in the trial balance sheet (totals and balances) as of the end of the preceding month.

Any fraction of a yen arising in the amount of the fee calculated based on the above formula is to be truncated.

(ii)	The Custodian will invoice the Investment Corporation for each accounting term of the Investment Corporation based on the calculation of the fees in accordance with (i) above and the appropriate amount for consumption tax and local consumption tax payable on the fees. The Investment Corporation will pay the fee, by electronic transfer (the transfer fees, and consumption tax and local consumption tax payable on the transfer fees will be borne by the Investment Corporation) to the bank account designated by the Custodian by the last day of the following month (or, if that day is a bank holiday, the preceding business day) the invoice is received.

3	Name and Address of Initial Administration Agent to Perform Services Relating to Management of Organs, Services Relating to Accounting, and Other Such Services (the “Administration Agent”); Outline of Agreement to be Executed

(1)	Name: The Sumitomo Trust & Banking Co., Ltd.

Address:     4-5-33 Kitahama, Chuo-ku, Osaka-shi

(2)	Outline of services to be entrusted

(i)	Services relating to calculations for the Investment Corporation

(ii)	Services relating to preparation of accounting books for the Investment Corporation

(iii)	Services relating to payment of taxes for the Investment Corporation

(iv)	Services relating to operation of the Investment Corporation’s board of directors and general unitholders’ meeting (excluding mailing of Reference Materials for General Unitholders’ Meeting, accepting of Forms for Exercising Voting Rights, and services relating to totaling of data)

(3)	Term of agreement

The effective term of the agreement shall be till the last day of the 3 months following the Investment Corporations’ first closing of business term after the lapse of 2 years from the date the agreement takes effect. Unless the Investment Corporation or the Administration Agent notifies the other in writing otherwise 3 months before the expiration of the term, the agreement will be automatically extended for further 2 years on the same terms and conditions, and the same applies to subsequent periods.

(4)	Matters relating to termination

The agreement will lose its effect if any of the following events occurs:

(i)	The Investment Corporation and the Administration Agent agree in writing to terminate. However, this is conditional on the approval of the Investment Corporations’ board of directors. If the agreement is so terminated, it will lose its effect on the date designated in the agreement between the Investment Corporation and the Administration Agent;

(ii)	The Investment Corporation or the Administration Agent breaches the agreement and does not rectify the breach within a reasonable time after receiving a demand to do so and the non-breaching party provides a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice. However, cancellation by the Investment Corporation is conditional on the approval of its board of directors. Cancellation does not prevent any party from claiming outstanding receivables under the agreement, even after the agreement has lost its effect; or

(iii)	Either the Investment Corporation or the Administration Agent is subject to a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, or commencement of special liquidation proceedings, or subject to a suspension of dealing declared by a clearing house, and the other party gives it a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice.

(5)	Matters relating to amending the agreement

(i)	The Investment Corporation may, after obtaining approval of its board of directors, amend provisions of the agreement through an agreement between the Investment Corporation and the Administration Agent.

(ii)	In the case of amendments to the agreement under (i) above, the Investment Corporation must comply with its Articles of Incorporation and all applicable laws and regulations, such as the Investment Trusts Act, and rules and the like.

(6)	Fee; Method of Payment

(i)	In consideration of the entrusted services, the Investment Corporation will pay the Administration Agent a fee calculated in accordance with the table below plus an amount for consumption tax and local consumption tax payable on that fee. However, fees for services not provided for in the table below will be determined between the Investment Corporation and the Administration Agent upon their consultation.

Method of Fee Calculation

The fee is the amount, up to maximum of the aggregate amount of monthly fees calculated in accordance with the following formula, calculated in proportion to the asset composition.

Total asset value of the Investment Corporation as set out in its trial balance sheet (totals and balances) as at the end of each month	X	0.09%	÷	12

The fee for a month in which the number of days the entrusted services were performed by the Administration Agent was less than a full month is to be calculated pro rata based on the actual number of the days the entrusted services were performed. If the last day of such a month is not included among the days the entrusted services are performed by the Administration Agent, the fee for such month is to be calculated by using the above formula and the total asset value as set out in the trial balance sheet (totals and balances) as of the end of the preceding month.

Any fraction of a yen arising in the amount of the fee calculated based on the above formula is to be truncated.

(ii)	The Administration Agent will invoice the Investment Corporation for each accounting term based on the calculation of the fees in accordance with (i) above and the appropriate amounts for consumption tax and local consumption tax payable on the fees, and the Investment Corporation will pay the fee by electronic transfer (the transfer fees, and consumption tax and local consumption tax payable on the transfer fees will be borne by the Investment Corporation) to the bank account designated by the Administration Agent, by the last day of the following month (or, if that day is a bank holiday, the preceding business day) after the invoice is received.

4	Name and Address of Initial Administration Agent to Prepare and Keep Register of Unitholders and to Perform Other Services Relating to the Register of Unitholders and Issuance of Units (Excluding Account Management Services for Special Accounts Associated with Book-entry Units) (the “Registration Agent (for Units)”); Outline of Agreement to be Executed

(1)	Name: Mizuho Trust & Banking Co., Ltd.

Address:   1-2-1 Yaesu, Chuo-ku, Tokyo

(2)	Outline of services to be entrusted

(i)	Services relating to the register of unitholders:

Services relating to preparation, management, and keeping of the register of unitholders

(ii)	Services relating to issuance of units

(iii)	Services relating to sending of convocation notices for general unitholders’ meetings, notices of resolutions, and reference materials for General Unitholders’ Meetings, etc., incidental to those notices, preparation of forms for exercising voting rights, and assistance with reception services for general unitholders’ meetings

(iv)	Services relating to calculation and payment of money to be distributed to unitholders:

(a)	Services relating to procedures for calculation and payment of dividends provided for in Article 137 of the Investment Trusts Act

(b)	Services relating to determination and payment of accrued dividends after the lapse of payment period at the bank handling payment of dividends.

(v)	Services relating to responses to inquiries concerning the units and issuance of various certificates

(vi)	Services relating to organizing and storing documents and undelivered postal matters belonging to the Investment Corporation used for the purpose of performing entrusted services

(vii)	Services relating to preparation of statistical materials on the units that the Investment Corporation requires in accordance with the laws, regulations, or contractual obligations

(viii)	Services relating to receipt of claims concerning the exercise of unitholders’ rights and other such notices from unitholders

(ix)	Services relating to receipt of notices regarding every unitholder and the like

(x)	Cross-checking of the total number of the outstanding units of the Investment Corporation managed by the Registration Agent with the total number of the book-entry units of the Investment Corporation notified to the Registration Agent by the clearing house (as provided for in Article 2, Paragraph 2 of the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (Act No. 75 of 2001; as amended, the “Book-Entry Transfer Act”; the same applies throughout this section 4)

(xi)	Services relating to forwarding of the Investment Corporation’s request (as provided for in Article 277 of the Book-Entry Transfer Act) regarding unitholders’ information

(xii)	Services relating to forwarding of the clearing house’s notices regarding individual unitholder (as provided for in Article 154, Paragraph 3 of the Book-Entry Transfer Act as applied mutatis mutandis under Article 228, Paragraph 1 of the same Act) to the Investment Corporation

(xiii)	Payment services of stamp duties and the like in association with the entrusted services set out in (i) through (xii) above

(xiv)	Services incidental to the entrusted services set out in (i) through (xiii) above

(xv)	Any other services entrusted upon consultation between the Investment Corporation and the Registration Agent (for Units)

(3)	Term of agreement

The effective term of the agreement shall be till the last day of the 3 months following the Investment Corporation’s first closing of business term after the lapse of 2 years from the date the agreement takes effect. Unless the Investment Corporation or the Registration Agent (for Units) notifies the other in writing otherwise 3 months before the expiration of the term, the agreement will be automatically extended for further 2 years on the same terms and conditions, and the same applies to subsequent periods.

(4)	Matters relating to termination

The Investment Corporation or the Registration Agent (for Units) may terminate or cancel the agreement on the respective time set out below if any of the following events occurs:

(i)	The Investment Corporation and the Registration Agent (for Units) agree in writing to cancel the agreement. If the agreement is so cancelled, it will terminate on the date designated by the Investment Corporation and the Registration Agent (for Units) upon agreement;

(ii)	The Investment Corporation or the Registration Agent (for Units) breaches the agreement and it is confirmed that the breach is materially obstructing the performance of the agreement, and the breach is not rectified by the breaching party within 30 days after it receives a demand to rectify from the other party, the non-breaching party may cancel the agreement after the expiration of the 30-day period; or

(iii)	Either the Investment Corporation or the Registration Agent (for Units) seriously loses its creditworthiness as a result of suspension of dealing declared by a clearing house, suspension of payments, petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of special liquidation proceedings, or commencement of corporate reorganization proceedings, or the like and it is regarded as materially obstructing the performance of the agreement. In such a case, the agreement may be immediately terminated.

(5)	Matters relating to amending the agreement

None.

(6)	Fee; Method of Payment

(i)	In consideration of the entrusted services the Investment Corporation will pay the Registration Agent (for Units) an amount to be separately agreed on but not exceeding the amount calculated in accordance with the table below. However, for services relating to issuance of units and services temporarily entrusted, the Investment Corporation and the Registration Agent (for Units) will from time to time determine the fee upon their consultation.

Item	Details of Services	Unit and Method of Calculation (excl. consumption tax)
Base Fee	1. Preparation, management, and keeping of the register of unitholders Maintaining and managing the register of unitholders Determining unitholders at year end, for interim period, and quarterly 2. Preparation of statistical materials as at the end of accounting term (dividends by owners, by number of owners, and by region) Preparation of the list of unitholders (all unitholders, major unitholders)	1.

The base fee for each month is one-sixth of the total amount calculated in accordance with the following table for the number of unitholders as at the end of each month. However, the minimum base fee shall be 200,000 yen.

			Number of Unitholders	Base Fee per Unitholder
			First 5,000	480 yen
			5,001 - 10,000	420 yen
			10,001 - 30,000	360 yen
			30,001 - 50,000	300 yen
			50,001 - 100,000	260 yen
			100,001 and more	225 yen
Materials are to be provided via a website. Submission in writing incurs a separate fee.

Fee for Managing Payments of Dividends	1. Preparation of dividends payable book, dividend receipts, bank account transfer forms, and paid notices; organization of books according to paid dividends receipts etc.; determination of unpaid dividends; preparation of payment records; procedures for payment of stamp duties 2. Management of payment of dividends after bank-handling period and management of payment books	1.

The management fee is the total amount calculated in accordance with the following table for the number of unitholders who receive dividends, etc. However, the minimum management fee for one service shall be 350,000 yen.

			Number of Unitholders	Management Fee per Unitholder
			First 5,000	120 yen
			5,001 - 10,000	110 yen
			10,001 - 30,000	100 yen
			30,001 - 50,000	80 yen
			50,001 - 100,000	60 yen
			100,001 and above	50 yen
		2.	For transfer to the designated bank account, add 130 yen per transfer.
		3.	For each payment to unpaid unitholders as of each payment record date	450 yen

Fee for Managing Notifications	1. Cross-checking and receipt of notifications etc. from unitholders etc. (including receipt of notices of changes in unitholder information) 2. Investigations and certifications at the request of unitholders etc.	1.	Each instance of cross-checking and receipt	600 yen
		2.	Each investigation and certification	600 yen

Fee Relating to General Unitholders’ Meetings	1. Preparation of Forms for Exercising Voting Rights and receipt and counting of returned Forms for Exercising Voting Rights 2. Reception service for unitholders attending general unitholders’ meeting on the day of meeting and recording etc. of the counted number of voting rights	1.	Preparation of Form for Exercising Voting Rights	15 yen
			Each totaling of Form for Exercising Voting Rights	100 yen
However, the minimum management fee for counting each of Forms for Exercising Voting Rights is 50,000 yen.
		2.	Each person dispatched	20,000 yen
However, a separate fee is required for each person who assists with operating electronic devices, etc.

Fee Relating to Postal Matter	1. Packing and sending of materials for general unitholders’ meetings and financial documents, such as convocation and notices of resolutions of general unitholders’ meetings, financial reports, dividend receipts (or account statements and transfer guidance) 2. Management of data of returned postal matter	1.	For packing up to 3 items:
			for each unitholder as at the end of accounting term or record date	35 yen
For postcards:
			for each unitholder as at the end of accounting term or record date	23 yen
		2.	Each postal item each time registered as returned	200 yen

Fee for Receipt of Data of Unitholders, etc.	Receipt of general unitholders’ notices from the clearing house and receipt of and giving notice of new records		For each handling of data	150 yen

(ii)	The Registration Agent (for Units) shall calculate the fees set out in (i) above as of the last day of each month and invoice the Investment Corporation by the 20th of the following month. The Investment Corporation shall pay by the end of the same month. If the payment date is a bank holiday, the payment date will be the preceding business day.

5	Name and Address of Initial Administration Agent to Prepare and Keep Register of Unitholders and to Perform Other Services Relating to Register of Unitholders and Issuance of Units (Limited to Account Management Services for Special Accounts for Book-entry Units) (the “Registration Agent (for Special Account)”); Outline of Agreement to be Executed

(1)	Name: Mizuho Trust & Banking Co., Ltd.

Address:   1-2-1 Yaesu, Chuo-ku, Tokyo

(2)	Outline of services to be entrusted

(i)	Services relating to the preparation, management and keeping of book-entry account books and their incidental books

(ii)	Services relating to notices regarding every unitholder

(iii)	Services relating to new records, procedures for recording and deleting, and procedures for deleting all records

(iv)	Services relating to notices regarding individual unitholders from the clearing house to the Investment Corporation and the Investment Corporation’s requests for information to the clearing house

(v)	Services relating to entries and records in the book-entry account books, entries and records relating to pledges, and entries and records relating to trustees and trust assets

(vi)	Services relating to opening and closing of special accounts

(vii)	Services relating to registration of accountholders’ information and registered seals, registration of changes to such information and seals, and notifications to the clearing house of members’ information

(viii)	Services relating to procedures for book-entry in another account opened for registered pledgees on units, accountholders of special accounts and in the Investment Corporation’s account

(ix)	Services relating to requests to open special accounts, etc., by acquirers, etc., pursuant to Article 133, Paragraph 2 of the Book-Entry Transfer Act.

(x)	Services relating to requests for notices regarding individual unitholder from accountholders

(xi)	Services relating to requests for information from accountholders or interested persons

(xii)	Any other services relating to requests from accountholders, etc. (which mean unitholders and registered pledgees on units, their legal representatives, and their standing proxies; the same applies throughout this section 5)

(xiii)	Any other services relating to receipt of information relating to accountholders, etc. and notifications of registered seals from accountholders, etc.

(xiv)	Services relating to responses to inquiries from accountholders, etc.

(xv)	Services relating to consolidation and split of units

(xvi)	Any other services relating to operation of the book-entry system and services provided for by the Investment Corporation and the Registration Agent (for Special Accounts) upon their consultation

(3)	Term of agreement

The agreement takes effect from its execution date and does not provide for any term of agreement.

(4)	Matters relating to termination

The agreement will be terminated on the respective time set out below if any of the following events occur:

(i)	There cease to be any special accountholder. In this case, the Registration Agent (for Special Accounts) will promptly take the procedures for closing all special accounts, and the agreement will be terminated when those procedures have been completed. However, the agreement may be continued with the agreement of the Investment Corporation and the Registration Agent (for Special Accounts);

(ii)	All of the book-entry units issued by the Investment Corporation cease to be dealt with by the clearing house under the Book-Entry Transfer Act. In this case, the Registration Agent (for Special Accounts) will promptly take the procedures for closing all special accounts, and the agreement will be terminated when those procedures have been completed;

(iii)	Either the Investment Corporation or the Registration Agent (for Special Accounts) breaches the agreement and it confirmed that the breach continues to materially obstruct the performance of the agreement, and the non-breaching party gives the breaching party written termination notice. In this case, the agreement will be terminated on the date designated in the notice. If no date is so designated, the agreement will be terminated on the day after the lapse of 30 days following the delivery of the notice to the breaching party;

(iv)	The Investment Corporation and the Registration Agent (for Special Accounts) have entered into an administrative services agreement (units administrative services agreement) and a termination event under the same agreement arises or an event arises that may allow the Registration Agent (for Special Accounts) to terminate the agreement, and the Registration Agent (for Special Accounts) notifies the Investment Corporation in writing that it is terminating the agreement. In this case, the provisions set out in (iii) above apply mutatis mutandis. However, if the termination event arose due to loss of the Investment Corporation’s creditworthiness caused by a suspension of dealing declared by a clearing house, suspension of payments, or a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of special liquidation proceedings, or commencement of corporate reorganization proceedings, or the like and it is regarded as materially obstructing the performance of the agreement, the Registration Agent (for Special Accounts) may terminate the agreement immediately;

(v)	The Investment Corporation and the Registration Agent (for Special Accounts) have not entered into an administrative services agreement (units administrative services agreement) and either party falls under an event set out in the last sentence of (iv) above. In this case, the other party may immediately terminate the agreement; or

(vi)	Despite fluctuations in the economic situation or a change in the details of the account management services, the Investment Corporation and the Registration Agent (for Special Accounts) cannot reach any agreement on a change in the account management services fees and the Registration Agent (for Special Accounts) notifies the Investment Corporation in writing that it is terminating the agreement. In this case, the provisions set out in (iii) above apply mutatis mutandis.

(5)	Matters relating to amending the agreement

If there is a change in law or regulation, an instruction from a supervisory authority or a clearing house, or any other necessity for a change in the agreement, then the Investment Corporation and the Registration Agent (for Special Accounts) will promptly amend the agreement upon their consultation.

(6)	Fee; Method of Payment

(i)	In consideration of the account management services, the Investment Corporation will pay the Registration Agent (for Special Accounts) an amount calculated in accordance with the table below. However, fees for services not provided for in the table below will be determined between the Investment Corporation and the Registration Agent (for Special Accounts) upon consultation from time to time.

Item	Details of Main Services	Fee System
Base Fee	Management of special accountholders	1.	The monthly base fee is the total amount calculated in accordance with the following table for the number of accounts as at the end of each month. However, the minimum base fee shall be 35,000 yen.
			Number of Unitholders	Base Fee per Account
			First 5,000	150 yen
			5,001 - 10,000	140 yen
			10,001 - 30,000	130 yen
			30,001 - 50,000	120 yen
			50,001 - 100,000	110 yen
			100,001 and above	100 yen

Book Entry Fee	Acceptance of book entry		For each book entry	500 yen

Forwarding Fee	Forwarding to another clearing house (requests for notices regarding individual unitholder, requests for information, etc.)		Each instance of forwarding	300 yen

(ii)	If it becomes difficult to apply the provisions set out in (i) above because of fluctuations in the economic situation, a change in the account management services, or the like, the Investment Corporation and the Registration Agent (for Special Accounts) may, upon consultation, change the account management services fees.

(iii)	The Registration Agent (for Special Accounts) will calculate the fees set out in (i) above as of the last day of each month and invoice the Investment Corporation by the 20th of the following month. The Investment Corporation shall pay by the end of the same month. If the payment date is a bank holiday, the payment date will be the preceding business day.

6	Name and Address of Administration Agents to Prepare and Keep Bond Registers and Perform Other Such Services Relating to Bond Registers; Outline of Agreements to be Executed

I	Administration Agent for First Series Unsecured Investment Corporation Bonds and Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Advance Residence Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Services relating to the preparation and keeping of investment corporation bonds registers and other such services relating to investment corporation bonds registers

(ii)	Services relating to the issuance of investment corporation bonds

(iii)	Services relating to the payment of interest or redemption money to bondholders

(iv)	Services relating to requests by bondholders to exercise rights and receipt of other such notices from bondholders

(v)	Services, other than the above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(3)	Agreement term

There will not be any particular provision for this.

(4)	Matters relating to termination

There will not be any particular provision for this.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Fee; Method of Payment

(i)	The fee for services relating to the payment of principal and interest of investment corporation bonds is as follows. The Investment Corporation will, through its payment agent for the Investment Corporation bonds, Mizuho Corporate Bank, Ltd., deliver the fee in accordance with the agreement provisions to the account management institution that paid the principal and interest to holders of the Investment Corporation bonds or to the payment agent for the Investment Corporation bonds, Mizuho Corporate Bank, Ltd. the Investment Corporation bears the consumption tax and local consumption tax payable on the fee.

(a)	For principal payments:	0.075 / 10,000 of the principal

(b)	For interest payments:	0.075 / 10,000 of the principal

(ii)	The Investment Corporation will pay Mizuho Corporate Bank, Ltd., the following fee on November 21, 2007 as the fee for issuance services and other services during the life of the bonds

(a)	Fee for financial, issuance, and payment services for the First Series Unsecured Investment Corporation Bonds

6,000,000 yen

(b)	Fee for financial, issuance, and payment services for the Second Series Unsecured Investment Corporation Bonds

6,700,000 yen

(iii)	The Investment Corporation will pay the Japan Securities Depository Center, Inc., through Mizuho Corporate Bank, Ltd., the fee for new records stipulated by the Japan Securities Depository Center, Inc.

II	Administration Agent to Perform Services Relating to Financial Affairs for the First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Acceptance of requests for acceleration from the bondholders and notification of such requests to the Investment Corporation

(ii)	Arrangement of public notices

(iii)	Services relating to general bondholders’ meetings

(iv)	Disclosure of disclosure documents by keeping them at head office of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(v)	Preparation of investment corporation bonds and delivery of the bonds to persons designated by the Investment Corporation

(vi)	Entry of required items into Subscriber Registration Request Forms and delivery of the forms to the registration institution

(vii)	Preparation and management of investment corporation bonds register and investment corporation bonds ledger

(viii)	Notification to the Investment Corporation of any damage or loss, etc., of investment corporation bonds and administrative procedures in accordance with the Investment Corporation’s instructions

(ix)	Preparation of investment corporation bonds based on requests for registration of deletion and delivery of bonds to such bondholders

(x)	Collection of expenses from bondholders when delivering investment corporation bonds

(xi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xii)	Services relating to arrangements for principal and interest to be paid

(xiii)	Services, other than the above, that are found to be necessary upon consultation between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change a matter provided for in the agreement (including where the total amount of the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., which shall not exceed the amounts set out below.

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section II, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Subscriber registration fee

a.	Method of calculating fee

The fee per investment corporation bond is the amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

b.	Time of Payment

Date of issue

III	Administration Agent to Perform Services Relating to Registration of First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

Registration services

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Method of calculating fee

The fee per investment corporation bond is the amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

(ii)	Time of Payment

Date of issue

IV	Administration Agents to Perform Services Relating to Principal and Interest Payments on First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Mizuho Securities Co., Ltd.

	Address:	1-5-1 Otemachi, Chiyoda-ku, Tokyo

	Name:	JP Morgan Securities, Co., Ltd.

	Address:	2-7-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	The Principal and Interest Payments Administration Agents (which in this section IV means The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Securities Co., Ltd., and JP Morgan Securities Inc.) will pay the holders of First Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section IV, the “Investment Corporation Bonds”) the principal and interest on the Investment Corporation Bonds in exchange for the investment corporation bond certificates or coupons the payment date for which has come (or, for those that have been registered, receipts of the paid principal and interest).

(ii)	The Bank of Tokyo-Mitsubishi UFJ, Ltd., will deliver the principal and interest payment funds on the Investment Corporation Bonds in accordance with the request of the Principal and Interest Payments Administration Agents.

(iii)	If the Principal and Interest Payments Administration Agents receive the principal and interest payment funds under (ii) above, they are to submit without delay to The Bank of Tokyo-Mitsubishi UFJ, Ltd. the redeemed investment corporation bond certificates or the paid coupons or, for those that have been registered, the receipt of principal and interest paid (collectively in this section IV, the “Paid Investment Corporation Bonds, Etc.”), and once The Bank of Tokyo-Mitsubishi UFJ, Ltd., has confirmed and collected them, it will return them to the Investment Corporation together with calculation statements.

(iv)	The Bank of Tokyo-Mitsubishi UFJ, Ltd., after it has closely inspected the Paid Investment Corporation Bonds, Etc., and has cross-checked them against the principal and interest payment funds, will pay the Principal and Interest Payments Administration Agents the principal redemption fee and interest payment fee on the Investment Corporation bonds (collectively in this section IV, the “Principal and Interest Payments Administration Fee”) according to the amounts they actually handled.

(iv)	Upon reasonable request by The Bank of Tokyo-Mitsubishi UFJ the Principal and Interest Payments Administration Agents will without delay return to The Bank of Tokyo-Mitsubishi UFJ the principal and interest payment funds delivered under (ii) above and the Principal and Interest Payments Administration Fee delivered under (iv) above.

(3)	Place for payment of principal and interest

Head office of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Head office of Mizuho Securities Co., Ltd.

Head office of JP Morgan Securities Inc.

(4)	Matters relating to agreement term

The agreement term will not be provided for.

(5)	Matters relating to termination during the agreement term

None.

(6)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and the Principal and Interest Payments Administration Agents shall enter into such written agreement.

(7)	Matters relating to the fee

The fee for services relating to the payment of principal and interest of the Investment Corporation Bonds is as follows, and the Investment Corporation will pay the Principal and Interest Payments Administration Agents the fee through The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Investment Corporation will bear the consumption tax payable on the fee.

(i)	Method of calculating fee

The fee is the amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. not exceeding the amounts set out below.

a.	Fee for the redemption of principal

0.1 yen per 100 yen

However, in the case of a registered bond, the fee shall not exceed 100,000 yen per bond.

b.	Fee for the payment of interest

0.2 yen per 100 yen

(ii)	Time of payment

The business day before the due date.

V Administration Agent to Perform Services Relating to Financial Affairs for the Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Preparation of investment corporation bonds and delivery of the bonds to persons designated by the Investment Corporation

(ii)	Entry of the amount of each investment corporation bond, the amount paid, the serial number of investment corporation bonds where investment corporation bonds should be issued, and other necessary items in the Subscriber Registration Request Form, and delivery of the form to the registration agency

(iii)	Preparation of investment corporation bonds register and investment corporation bonds ledger

(iv)	Services relating to issuance of investment corporation bonds, other than the services set out in (i) through (iii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(v)	Services relating to the redemption of principal and the payment of interest that are services for collecting principal and interest payments

(vi)	Services relating to redemption by purchase of investment corporation bonds

(vii)	Acceptance of written requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(viii)	Preparation and delivery of investment corporation bonds associated with requests of deletion of registration or any damage or loss, etc. of the corporate bonds

(ix)	Collection of expenses (including stamp tax) from bondholders when deleting a registration and delivering investment corporation bond

(x)	Management of investment corporation bonds registers and investment corporation bonds ledgers

(xi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xii)	Retention and disposal of paid investment corporation bond certificates, etc., and investment corporation bonds, etc., redeemed by purchase

(xiii)	Services to be provided during the life of investment corporation bond, other than those set out in (vii) to (xii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

The Investment Corporation and Mizuho Corporate Bank, Ltd., are each entitled to terminate the agreement at anytime upon their mutual consultation.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial services

a.	Method of calculating fee

The fee shall be an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section V, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but equal to or less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Subscriber registration fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

a.	Method of calculating fee

The fee per investment corporation bond is the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

b.	Time of Payment

Date of issue and later

VI	Administration Agent to Perform Services Relating to Registration of Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

Registration services

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Method of calculating fee

The fee per investment corporation bond is the amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	Initial registration fee for requests for registration

0.03 yen per 100 yen par value

(b)	Services relating to receiving the principal and interest of registered bonds

80 yen per receipt of payment of interest. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee for services relating to receiving the payment of interest.

(ii)	Timing of payment

There will be no provision for the timing of payment of the initial registration fee for requests for registration. The fee for services relating to receiving the principal and interest of registered bonds shall be paid twice a year upon requests from Mizuho Corporate Bank, Ltd.

VII	Administration Agents to Perform Services Relating to the Principal and Interest Payments on Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Daiwa Securities SMBC Co., Ltd.

	Address:	1-8-1 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Mitsubishi UFJ Securities Co., Ltd.

	Address:	2-4-1 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Morgan Stanley Japan Securities Co., Ltd.

	Address:	4-20-3 Ebisu, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	The Principal and Interest Payments Administration Agents (which in this section VII means Mizuho Corporate Bank, Ltd., Daiwa Securities SMBC Co., Ltd., Mizuho Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., and Morgan Stanley Japan Securities Co., Ltd.) will pay the holders of Second Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section VII, the “Investment Corporation Bonds”) the principal and interest on the Investment Corporation Bonds in exchange for the investment corporation bond certificates the redemption date for which has come or coupons the payment date for which has come (or, for those that have been registered, receipts of the paid principal and interest).

(ii)	The fiscal agent for the Investment Corporation Bonds (which in this section VII means Mizuho Corporate Bank, Ltd.) will pay, in accordance with the request of the Principal and Interest Payments Administration Agents, the amount calculated by multiplying the total amount of the Investment Corporation Bonds as at the end of the month that is 2 months before the month of the due date for redemption by the amount of redemption (in this section VII, the “Principal and Interest Payment Funds”).

(iii)	If the Principal and Interest Payments Administration Agents receive the Principal and Interest Payment Funds under (ii) above, they are to submit to the fiscal agent of the Investment Corporation Bonds without delay the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, the receipt of principal and interest paid; collectively in this section VII, the “Paid Investment Corporation Bonds, Etc.”).

(iv)	The fiscal agent of the Investment Corporation Bonds, after it has closely inspected the Paid Investment Corporation Bonds, Etc., has cross-checked them against the Principal and Interest Payment Funds, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, will pay the Principal and Interest Payments Administration Agents a fee calculated based on a separately provided for fee rate for principal and interest payment services for the Investment Corporation Bonds (in this section VII, the “Principal and Interest Payment Fee”).

(v)	If requested by the fiscal agent of the Investment Corporation Bonds with a proper reason, the Principal and Interest Payments Administration Agents will without delay return to the fiscal agent of the Investment Corporation Bonds the Principal and Interest Payment Funds delivered under (ii) above and the Principal and Interest Payments Administration Fee delivered under (iv) above.

(3)	Place for payment of principal and interest

Head office of Mizuho Corporate Bank, Ltd.

Head office of Daiwa Securities SMBC Co., Ltd.

Head office of Mitsubishi UFJ Securities Co., Ltd.

Head office of Morgan Stanley Japan Securities Co., Ltd.

(4)	Matters relating to agreement term

The agreement term will not be provided for.

(5)	Matters relating to termination during the agreement term

None.

(6)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and the Principal and Interest Payments Administration Agents shall enter into such written agreement.

(7)	Matters relating to the fee

The Principal and Interest Payments Administration Fee of the Investment Corporation Bonds shall be as follows, and the Investment Corporation will pay the Principal and Interest Payments Administration Agents the fee through the fiscal agent of the Investment Corporation Bonds. However, the Principal and Interest Payments Administration Agents may, depending on the situation, change the fee with the agreement of the Investment Corporation. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

(i)	Method of calculating fee

a.	Fee for the payment of principal

10 / 10,000 of the paid principal

However, if a bond is registered and the fee calculated by the above fee rate is more than 100,000 yen per handling, the fee shall be 100,000 yen.

b.	In the case of payment of interest

20 / 10,000 of the paid interest

(ii)	Time of payment

The business day before the due date for payment

VIII	Administration Agent to Perform Services Relating to Financial Affairs for the Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Preparation of investment corporation bonds and delivery of them to persons designated by the Investment Corporation

(ii)	Entry of the amount of each investment corporation bond, the amount paid, the serial number of investment corporation bonds where investment corporation bonds should be issued, and other necessary items in the Subscriber Registration Request Form, and delivery of the form to the registration agency

(iii)	Preparation of investment corporation bonds register and investment corporation bonds ledger

(iv)	Services relating to issuance of investment corporation bonds, other than the services set out in (i) through (iii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(v)	Services relating to the redemption of principal and the payment of interest that are services for collecting principal and interest payments

(vi)	Services relating to redemption by purchase of investment corporation bonds

(vii)	Acceptance of written requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(viii)	Preparation and delivery of investment corporation bonds associated with requests to delete registration or any damage or loss, etc. of the corporate bonds

(ix)	Collection of expenses (including stamp tax) from bondholders when deleting a registration or delivering investment corporation bond

(x)	Management of investment corporation bonds registers and investment corporation bonds ledgers

(xi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xii)	Retention and disposal of paid investment corporation bond certificates, etc., and investment corporation bonds, etc., redeemed by purchase

(xiii)	Services to be provided during the life of investment corporation bond, other than those set out in (vii) to (xii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

The Investment Corporation and Mizuho Corporate Bank, Ltd., are each entitled to terminate the agreement at anytime upon their mutual consultation.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section VIII, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but equal to or less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Subscriber registration fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

a.	Method of calculating fee

The fee per investment corporation bond is the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

b.	Time of Payment

Date of issue and later

IX	Administration Agent to Perform Services Relating to Registration of Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Outline of services to be entrusted

Registration services

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Method of calculating fee

(a)	Initial registration fee for requests for registration

0.03 yen per 100 yen par value

(b)	Services relating to receiving the principal and interest of registered bonds

80 yen per receipt of payment of interest. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee for services relating to receiving the payment of interest.

(ii)	Timing of payment

There will be no provision for the timing of payment of the initial registration fee relating to requests for registration. The fee for services relating to receiving the principal and interest of registered bonds is shall be paid twice a year upon requests from Mizuho Corporate Bank, Ltd.

X	Administration Agents to Perform Services relating to the Principal and Interest Payments on Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Mizuho Securities Co., Ltd.

	Address:	1-5-1 Otemachi, Chiyoda-ku, Tokyo

	Name:	JP Morgan Securities, Co., Ltd.

	Address:	2-7-3 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Daiwa Securities SMBC Co., Ltd.

	Address:	1-8-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	The Principal and Interest Payments Administration Agents (which in this section X means Mizuho Corporate Bank, Ltd., Mizuho Securities Co., Ltd., JP Morgan Securities, Co., Ltd., and Daiwa Securities SMBC Co., Ltd.) will pay the holders of Third Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section X, the “Investment Corporation Bonds”) the principal and interest on the Investment Corporation Bonds in exchange for the investment corporation bond certificates the redemption date for which has come or coupons the payment date for which has come (or, for those that have been registered, receipts of the paid principal and interest).

(ii)	The fiscal agent for the Investment Corporation Bonds (which in this section X means Mizuho Corporate Bank, Ltd.) shall pay, in accordance with the request of the Principal and Interest Payments Administration Agents, the amount calculated by multiplying the total amount of the Investment Corporation Bonds as at the end of the month that is 2 months before the month of the due date for redemption by the amount of redemption (in this section X, the “Principal and Interest Payment Funds”).

(iii)	In the event the Principal and Interest Payments Administration Agents receive the Principal and Interest Payment Funds under (ii) above, they shall submit the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, the receipt of principal and interest paid; collectively in this section X, the “Paid Investment Corporation Bonds, Etc.”) to the fiscal agent of the Investment Corporation Bonds without delay.

(iv)	The fiscal agent of the Investment Corporation Bonds shall, after it has closely inspected the Paid Investment Corporation Bonds, Etc., has cross-checked them against the Principal and Interest Payment Funds, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, pay the Principal and Interest Payments Administration Agents a fee calculated based on a separately provided for fee rate for principal and interest payment services for the Investment Corporation Bonds (in this section X, the “Principal and Interest Payment Fee”).

(v)	Upon reasonable request by the fiscal agent of the Investment Corporation Bonds, the Principal and Interest Payments Administration Agents will without delay return to the fiscal agent of the Investment Corporation Bonds the Principal and Interest Payment Funds delivered under (ii) above and the Principal and Interest Payments Administration Fee delivered under (iv) above.

(3)	Place for payment of principal and interest

Head office of Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

Head office of JP Morgan Securities, Co., Ltd.

Head office of Daiwa Securities SMBC Co., Ltd.

(4)	Matters relating to agreement term

The agreement term will not be provided for.

(5)	Matters relating to termination during the agreement term

None.

(6)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and the Principal and Interest Payments Administration Agents shall enter into such written agreement.

(7)	Matters relating to the fee

The Principal and Interest Payments Administration Fee of the Investment Corporation Bonds shall be as follows, and the Investment Corporation will pay the Principal and Interest Payments Administration Agents the fee through the fiscal agent of the Investment Corporation Bonds. However, the Principal and Interest Payments Administration Agents may, depending on the situation, change the fee with the agreement of the Investment Corporation. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

(i)	Method of calculating fee

a.	Fee for the payment of principal

10 / 10,000 of the paid principal

However, if a bond is registered and the fee calculated by the above fee rate exceeds 100,000 yen per case, the fee shall be 100,000 yen.

b.	In the case of payment of interest

20 / 10,000 of the paid interest

(ii)	Time of payment

The business day before the due date for payment

XI	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Fourth Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name: Mizuho Corporate Bank, Limited

Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Payment to the Investment Corporation of amount calculated by multiplying the amount of the float the Investment Corporation decided to make by the issue price of the investment corporation bonds

(ii)	Preparation of investment corporation bonds register and investment corporation bonds ledger

(iii)	Services relating to issuance of investment corporation bonds other than the services set out in (i) and (ii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(iv)	Notification to the Japan Securities Depository Center, Inc. (“JASDEC”) of information relating to issue of Fourth Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XI, the “Investment Corporation Bonds”)

(v)	Acquisition of ISIN codes (types of securities codes based on ISO6166, a standard established by the International Organization for Standardization, that the Securities Identification Code Committee chronologically assigns numbers to in accordance with its authority) from JASDEC, acquiring registration details relating to information on the bond from JASDEC, and confirmation of the details of that information

(vi)	Submission of the Terms and Conditions of Investment Corporation Bonds to JASDEC

(vii)	Notification to JASDEC of Information on New Records (which means the amount of the Investment Corporation Bonds that is paid in as notified by a paid-in member and other such matters; the same applies throughout this section XI) and other information provided for in JASDEC’s Business Regulations, etc.

(viii)	Acquisition from JASDEC of the issue information that JASDEC has recorded on issue accounts that corresponds to matters provided for in JASDEC’s Business Regulations, etc., the details of Information on New Records, the details of newly recorded DVP settlement information, and settlement numbers (limited to DVP settlements) assigned by JASDEC for the purpose of conducting a DVP settlement, and confirmation of the details of that information

(ix)	Receipt from paid in members of amounts calculated by multiplying the amount of the float the Investment Corporation decided to make by the issue price of the Investment Corporation Bonds

(x)	Notification to JASDEC that cash settlements associated with a payment of the Investment Corporation Bonds have been completed

(xi)	Acquisition from JASDEC of information to the effect that JASDEC has created a new record and other matters provided for in its Business Regulations and confirmation of that information

(xii)	Services of delivering to JASDEC fees for new records as provided for in JASDEC’s Business Regulations

(xiii)	Services, other than the services set out in (iv) through (xii) above, provided for in JASDEC’s Business Regulations, etc.

(xiv)	Acceptance of written requests for acceleration from investment corporation bondholders and notification of such requests to the Investment Corporation

(xv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xvi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvii)	Services relating to redemption by purchase of investment corporation bonds

(xviii)	Notification in writing to JASDEC when the Investment Corporation decides an important matter provided for in JASDEC’s Business Regulations that relates to rights in or the handling of investment corporation bonds or when an important fact arises relating to the Investment Corporation Bonds

(xix)	Services, other than the services set out in (xiv) through (xviii), that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(xx)	If after issuance of the Investment Corporation Bonds a Ruling is made on issue information of the Investment Corporation Bonds that is a matter provided for in JASDEC’S Business Regulations — notification to JASDEC of that matter.

(xxi)	Acquisition from JASDEC of information relating to details of requests from JASDEC members on redemption of principal or payment of interest on the Investment Corporation Bonds and confirmation of those details

(xxii)	Acquisition from JASDEC of information provided for in its Business Regulations relating to distributions to JASDEC members of redemptions of principal or payments of interest on the investment corporation bonds (such information in this section XI, “Information on Expected Settlement Amounts”)

(xxiii)	If the Bank of Japan Financial Network System is to be used for cash settlements relating to Information on Expected Settlement Amounts — notification of that effect and of the Information on Expected Settlement Amounts to the cash settlement company

(xxiv)	Acquisition from JASDEC of information on applications for redemptions by purchase and of notifications of completion of redemptions by purchase and confirmation of those details

(xxv)	Service of collecting principal and interest payments on the Investment Corporation Bonds

(xxvi)	Services, other than the services set out in (xx) through (xxv), that are provided for in JASDEC’s Business Regulations, etc.

(xxv)	Service of collecting principal and interest payments

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

(i)	Fee for financial, issuance, and payment services

a.	Method of calculating fee

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section XI, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but equal to or less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Fee for redemption of principal

a.	Method of calculating fee

0.5 yen per 100 yen

b.	Time of Payment

The business day before the due date for payment

(iii)	Fee for interest payment

a.	Method of calculating fee

0.1 yen per 100 yen

b.	Time of Payment

The business day before the due date for payment

XII	Administration Agent to Perform Services Relating to Issuing and Payments for the Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) and Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name: Mizuho Corporate Bank, Limited

Address: 1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (“JASDEC”) of matters relating to both issues of investment corporation bonds provided for in JASDEC’s Business Regulations, etc., as information (in this section XII, “Issue Information”)

(ii)	Submission of the Terms and Conditions of both investment corporation bonds to JASDEC

(iii)	Services, other than the services set out in (i) and (ii) above, that are provided for in JASDEC’s Business Regulations, etc.

(iv)	If a Ruling is made on issue information of the investment corporation bonds that is a matter provided for in JASDEC’S Business Regulations — notification to JASDEC of that matter

(v)	Acquisition from JASDEC of information provided for in its Business Regulations, etc., relating to details of requests from JASDEC members on redemption of principal as prescribed in each original contract deed and interest payments as prescribed in each original contract deed (such information in this section XII, “Information on Details of Requests for Principal and Interest”), confirmation of those details, and notification of Information on Details of Requests for Principal and Interest to the fiscal agent for each investment corporation bond

(vi)	Acquisition from JASDEC of information provided for in its Business Regulations, etc., relating to distributions to JASDEC members of redemptions of principal as prescribed in each original contract deed and interest payments as prescribed in each original contract deed (such information in this section XII, “Information on Expected Settlement Amounts”)

(vii)	If the Bank of Japan Financial Network System is to be used for cash settlements relating to Information on Expected Settlement Amounts — notification to that effect and of the Information on Expected Settlement Amounts to the cash settlement company.

(viii)	Acquisition from JASDEC of information on applications for redemptions by purchase (which means the amounts of reductions arising in redemptions by repurchase that should be entered or recorded and other matters provided for in JASDEC’s Business Regulations, etc.) and of notifications of completion of redemptions by purchase, confirmation of those details, and notification to the fiscal agents for each investment corporation bond

(ix)	Service of the collection of principal and interest payments

(x)	Services, other than the services set out in (iv) through (ix), that are provided for in JASDEC’s Business Regulations etc.

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

None.

(6)	Matters relating to the fee

(i)	Method of calculating fee

The principal and interest payments fee relating to principal and interest payment services for the total amount entered or recorded in the transfer acceptance register of each investment corporation bond is as set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

a.	Fee for the payment of principal

0.075 / 10,000 of the principal

b.	Fee for the payment of interest

in each payment of interest 0.075 / 10,000 of the principal

(ii)	Time of payment

The business day before the due date for payment

XIII	Administration Agent to Perform Services Relating to the Issuing Agent and the Paying Agent for the First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name: The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Address: 2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Recording of issue information of First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) (in this section XIII, the “Special Investment Corporation Bonds”) and decision on transfer method

(ii)	Submission of the Terms and Conditions of Special Investment Corporation Bonds to the Japan Securities Depository Center, Inc. (in this section XIII, “JASDEC”)

(iii)	Notification to JASDEC of amount of interest per each currency of Special Investment Corporation Bonds

(iv)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (that fee in this section XIII, the “Principal and Interest Payment Fee”)

(v)	Notification to JASDEC if there is a change in the issue information of the Special Investment Corporation Bonds

(vi)	Confirmation of data on requests for principal and interest as between JASDEC and the transfer institution in relation to Special Investment Corporation Bonds that are considered to be transfer investment corporation bonds (such Special Investment Corporation Bonds in this section XIII, “Special Transfer Investment Corporation Bonds”) and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(vii)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Special Transfer Investment Corporation Bonds

(viii)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(ix)	Services, other than the services set out in (i) through (viii) above, of an issuing agent and of a paying agent provided for in JASDEC’s Business Regulations, etc.

(x)	Service of redemption by purchase of the Special Transfer Investment Corporation Bonds

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

The fee for payment of principal and interest relating to investment corporation bonds that are considered to be transfer investment corporation bonds is as set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

(i)	Method of calculating fee

a.	Fee for the payment of principal

0.075 yen per 100 yen of principal paid

b.	Fee for the payment of interest

0.075 yen per 100 yen of principal that is the object of the interest paid

(ii)	Time of payment

The business day before the due date for payment

XIV	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Seventh Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name: Mizuho Corporate Bank, Ltd.

Address: 1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (in this section XIV, “JASDEC”) on issue information

(ii)	Submission to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the Seventh Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XIV, the “Investment Corporation Bonds”)

(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (that fee in this section XIV, the “Principal and Interest Payment Fee”)

(iv)	Confirmations and approvals of information on new records received from JASDEC

(v)	Receipt of monies paid in for the Investment Corporation Bonds and transmission to JASDEC of notices for completion of funds transfer

(vi)	Receipt from the Investment Corporation and payment to JASDEC of expenses relating to new records for the Investment Corporation Bonds stipulated by JASDEC

(vii)	Services, other than the services set out in (i) through (vi) above, of an issuing agent provided for in JASDEC’s Business Regulations, etc.

(viii)	Notification to JASDEC if there is a change in the issue information of the Investment Corporation Bonds

(ix)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(x)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Investment Corporation Bonds

(xi)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Services, other than the services set out in (viii) through (xi) above, of a paying agent provided for in JASDEC’s Business Regulations, etc.

(xiii)	Paying the Investment Corporation the amount calculated by multiplying the amount of the allotment determined by the Investment Corporation by the paid-in amount of the Investment Corporation Bonds

(xiv)	Acceptance of requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(xv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xvi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvii)	Services relating to redemption by purchase of investment corporation bonds

(xviii)	Services, other than the services set out in (xiii) through (xvii), that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement (including where the total amount of the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreements.

(6)	Matters relating to the fee

(i)	Fee for financial, issuing, and paying services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

Base Amount

14 million yen (in this section XIV, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The issue price of the investment corporation bonds

0.07 yen per 100 yen of issue price is to be added to the Base Amount

(b)	Redemption period

200,000 yen is to be added to the Base Amount for every year until redemption

b.	Time of payment

The due date for payment

(ii)	Fee for the payment of principal

a.	Method of calculating fee

0.075 / 10,000 yen of principal paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

(iii)	Fee for the payment of interest

a.	Method of calculating fee

0.075 / 10,000 of principal that is the object of the interest paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

XV	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Ninth Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (in this section XV, “JASDEC”) on issue information

(ii)	Submission to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the Ninth Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XV, the “Investment Corporation Bonds”)

(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments stipulated by the Investment Corporation (that fee in this section XV, the “Principal and Interest Payment Fee”)

(iv)	Confirmations and approvals of information on new records received from JASDEC

(v)	Receipt of monies paid in for the Investment Corporation Bonds and transmission to JASDEC of notices for completion of funds transfer

(vi)	Services, other than the services set out in (i) through (v) above, of an issuing agent provided for in JASDEC’s Business Regulations, etc.

(vii)	Notification to JASDEC of amount of interest per single currency of the Investment Corporation Bonds

(viii)	Notification to JASDEC if there is a change in the issue information of the Investment Corporation Bonds

(ix)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(x)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Investment Corporation Bonds

(xi)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Services, other than the services set out in (vii) through (xi) above, of a paying agent provided for in JASDEC’s Business Regulations, etc.

(xiii)	Acceptance of requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(xiv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvi)	Confirmation of rate of interest of the Investment Corporation Bonds and handling related services

(xvii)	Services relating to redemption by purchase of investment corporation bonds

(xviii)	Services, other than the services set out in (xiii) through (xvii), that are found to be necessary upon consultation between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement (including where the total amount of the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. shall enter into such written agreements.

(6)	Matters relating to the fee

(i)	Fee for financial, issuing, and paying services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amounts set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

Base Amount

14 million yen (in this section XV, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The issue price of the investment corporation bonds

0.07 yen per 100 yen of issue price is to be added to the Base Amount

(b)	Redemption period

200,000 yen is to be added to the Base Amount for every year until redemption

b.	Time of payment

The due date for payment

(ii)	Fee for the payment of principal

a.	Method of calculating fee

0.075 / 10,000 of principal paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

(iii)	Fee for the payment of interest

a.	Method of calculating fee

0.075 / 10,000 of principal that is the object of the interest paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

XVI	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Tenth Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (in this section XVI, “JASDEC”) on issue information

(ii)	Submission to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the Tenth Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XVI, the “Investment Corporation Bonds”)

(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments stipulated by the Investment Corporation (that fee in this section XVI, the “Principal and Interest Payment Fee”)

(iv)	Confirmations and approvals of information on new records received from JASDEC

(v)	Receipt of monies paid in for the Investment Corporation Bonds and transmission to JASDEC of notices for completion of funds transfer

(vi)	Services, other than the services set out in (i) through (v) above, of an issuing agent provided for in JASDEC’s Business Regulations, etc.

(vii)	Notification to JASDEC of amount of interest per each currency of the Investment Corporation Bonds

(viii)	Notification to JASDEC if there is a change in the issue information of the Investment Corporation Bonds

(ix)	Confirmation of data on requests for principal and interest as between JASDEC and the transfer institution and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(x)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Investment Corporation Bonds

(xi)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Services, other than the services set out in (vii) through (xi) above, of a paying agent provided for in JASDEC’s Business Regulations, etc.

(xiii)	Acceptance of requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(xiv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvi)	Services relating to redemption by purchase of investment corporation bonds

(xvii)	Services, other than the services set out in (xiii) through (xvi), that are found to be necessary upon consultation between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement (including where the total amount of an the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial, issuing, and paying services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amounts set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

Base Amount

14 million yen (in this section XVI, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The issue price of the investment corporation bonds

0.07 yen per 100 yen of issue price is to be added to the Base Amount

(b)	Redemption period

200,000 yen is to be added to the Base Amount for every year until redemption

b.	Time of payment

The due date for payment

(ii)	Fee for the payment of principal

a.	Method of calculating fee

  0.075 / 10,000 of principal paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

(iii)	Fee for the payment of interest

a.	Method of calculating fee

0.075 / 10,000 of principal that is the object of the interest paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

— End of Attachment 4 —

3	Outline of Details Provided for in Article 196, Item (1), of the Ordinance for Enforcement of the Investment Trusts Law

(1)	Method of calculating number of investment units of New Investment Corporation to be issued on consolidation-type merger and matters concerning allotment of those units

(i)	Basis of calculation

In order to ensure fairness in calculating the merger ratio, NRIC retained Deutsche Securities Inc. (“Deutsche Securities”) and ADR retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their financial advisers for the merger and requested them to calculate the merger ratio. Deutsche Securities analyzed the investment units of both investment corporations using the average market share price method and the dividend discount method. For reference in its examination of the merger ratio, Deutsche Securities also evaluated NRIC’s investment units using the comparable companies method and the market net asset value method. As a result of its analysis, Deutsche Securities calculated that, if 3 investment units of the New Investment Corporation are allotted for every 1 investment unit of ADR, then the number of investment units of the New Investment Corporation to be allotted for every 1 investment unit of NRIC according to each calculation method should be as follows:

• average market share price method	1.20 ~ 2.07 units

• dividend discount method	1.63 ~ 2.10 units

Mizuho Securities analyzed the investment units of both investment corporations using the market share price reference method, the comparable companies’ method, the dividend discount method, and the market net asset value method. As a result of its analysis, Mizuho Securities calculated that, if 3 investment units of the New Investment Corporation are allotted for every 1 investment unit of ADR, then the number of investment units of the New Investment Corporation to be allotted for every 1 investment unit of NRIC according to each calculation method should be as follows:

• market share price reference method	1.29 ~ 2.10 units

• comparable companies method (PER)	1.69 ~ 2.13 units

• comparable companies method (PBR)	0.98 ~ 2.04 units

• dividend discount method	0.77 ~ 2.24 units

• market net asset value method	3.23 units

(ii)	Background to calculations

With reference by NRIC to the calculation results of the merger ratio by Deutsche Securities and with reference by ADR to the calculation results of the merger ratio by Mizuho Securities, as a result of numerous careful discussions on the merger ratios by both investment corporations and after comprehensively taking into account such factors as each investment corporation’s financial position, assets, and future prospects, NRIC and ADR ultimately decided that the following merger ratios are appropriate and proceeded to enter into the merger agreement.

	New Investment Corporation (Company to be incorporated through consolidation-type merger)	NRIC (Company to be consolidated through consolidation-type merger)	ADR (Company to be consolidated through consolidation-type merger)
Details of allotment on merger	1	2	3

(iii)	Matters concerning allotment of investment units of New Investment Corporation to unitholders of NRIC and ADR

The New Investment Corporation will issue 722,306 investment units as a result of the merger and allot to unitholders entered or recorded in the last unitholders’ register of NRIC and ADR as of the day immediately before the merger takes effect, allotting to unitholders of NRIC 2 investment units of the New Investment Corporation for every 1 investment unit of NRIC and allotting to unitholders of ADR 3 investment units of the New Investment Corporation for every 1 investment unit of ADR.

In place of a cash dividend for the final business periods of ADR and NRIC ending at the end of February 2010 (which for ADR is the 2-month period from January 1, 2010, through to the end of February 2010 and for NRIC is the 3-month period from December 1, 2009, through to the end of February 2010), the New Investment Corporation intends to pay a merger subsidy (a merger subsidy in an amount calculated by dividing the amount of distributable profits as of the day immediately before the incorporation of the New Investment Corporation by the number of outstanding investment units as at the day immediately before the incorporation of the New Investment Corporation) in an amount equivalent to the amount of cash dividend otherwise payable to each investment corporation’s unitholders over their final business periods based on each distributable profits.

(iv)	Matters relating to method of converting investment units of the New Investment Corporation to be issued into cash

(a)	Markets to trade investment units of the New Investment Corporation

The investment units of the New Investment Corporation are planned to be listed on the Tokyo Stock Exchange, Inc. (“TSE”), as a ‘technical’ listing on March 2, 2010, subsequent to approval by TSE, so the opportunity to continuing trade in the investment units of the New Investment Corporation is expected to be secured.

(b)	Persons to act as broker, intermediary, and agent in trades of the New Investment Corporation’s investment units

Trading participants and securities firms, etc., that are members of the stock exchange set out in (a) above.

(2)	Matters relating to total amount of investment into New Investment Corporation

Total amount of investment	36,262,894,000 yen

Amount of investment surplus	Amount obtained by deducting the total amount of investment from the amount of fluctuation in unitholders’ capital provided for in Article 27, Paragraph 1, of the Regulations for Accounts of Investment Corporations.

In deciding the matters relating to the total amount of investment into the New Investment Corporation, NRIC decided at its board of directors meeting, in accordance with the Accounting Standards for Corporate Combinations and the Guidelines Applicable to Accounting Standards for Corporate Combinations and Accounting Standards for Business Separations, to make the total amount of investment into the New Investment Corporation the same amount as the total amount of investment into ADR as set out above.

NRIC therefore decided that the details set out in (1) and (2) above are reasonable.

4	Outline of Details Provided for in Article 196, Items (2) and (3) of the Ordinance for Enforcement of the Investment Trust Law

(1)	The financial statements, asset management report, and statement of dividends for the final business period of ADR

As set out in Reference Materials 1.

(2)	Matters relating to material events subsequent to the last day of the final business period of ADR

On September 25, 2009, AD Investment Management Co., Ltd., an asset management company of ADR, has entered into an absorption-type merger agreement with Pacific Residential Corporation, an asset management company of NRIC, under which AD Investment Management Co., Ltd. will be the surviving company and which takes effect on the same day as the date of the incorporation of the New Investment Corporation.

(3)	Matters relating to material events subsequent to the last day of the final business period of NRIC

(i)	NRIC has entered into loan agreements for borrowing funds (total amount: 18,000,000,000 yen) in order to use the proceeds for the redemption of the 6th series investment corporation bonds (total amount: 12,000,000,000 yen) and the 8th series investment corporation bonds (total amount: 6,000,000,000 yen) on August 27, 2009, and has completed the redemption of the 8th series investment corporation bonds on September 11, 2009, and the redemption of the 6th series investment corporation bonds on October 23, 2009. In connection with the borrowing above, NRIC has agreed with all lenders that if the merger between NRIC and ADR should not complete within certain time frame, that would constitute an event of default.

(ii)	On September 25, 2009, Pacific Residential Corporation, an asset management company of NRIC, has entered into an absorption-type merger agreement with AD Investment Management Co., Ltd., an asset management company of ADR, under which AD Investment Management Co., Ltd. will be the surviving company and which takes effect on the same day as the incorporation of the New Investment Corporation.

5	Matters relating to person who will become Executive Director of New Investment Corporation

The candidate for Executive Director of the New Investment Corporation is set out below. The term for the Executive Director is 2 years starting on the day the New Investment Corporation is incorporated.

Name (Date of Birth)	Brief Personal History
Kenji Kousaka (July 5, 1965)	Apr-88	Joined ITOCHU Corporation, assigned to Osaka Construction & Realty Department No. 2
	Apr-94	Assigned to Osaka Construction & Realty Department
	Apr-99	Assigned to Real Estate Business Development Department
	Jul-01	Appointed Deputy Manager of Osaka Construction Section No. 4, Osaka Construction & Realty Department
	Oct-02	Appointed Deputy Manager of Construction Section No. 3, Construction & Realty Department
	Apr-04	Appointed Manager of Construction Section No. 2, Construction & Realty Department and General Manager of Investment Advisory Office, Construction and Real Estate
	Jun-05	Seconded to AD Investment Management Co., Ltd. Appointed Managing Director and General Manager of Acquisition Department
	Feb-08	Appointed President and General Manager of Acquisition Department
	Mar-08	Appointed Executive Director of Advance Residence Investment Corporation (currently serving)
	Apr-08	Appointed President and Representative Director of AD Investment Management Co., Ltd. (currently serving)

•	The above candidate for Executive Director will not hold any investment units in the New Investment Corporation.

•

The above candidate for Executive Director is the representative director of AD Investment Management Co., Ltd., with whom the New Investment Corporation plans to enter into an asset management agreement.

6	Matters relating to persons who will become Supervisory Directors of New Investment Corporation

The candidates for Supervisory Director of the New Investment Corporation are set out below.

No.	Name (Date of Birth)	Brief Personal History
1	Shujiro Matsuda (April 17, 1938)	Jun-64	Joined Eisuke Ito Certified Accounting Offices
		Dec-64	Joined PWC Accounting Offices
		Apr-69	Opened Shujiro Matsuda CPA Office
		Jun-69	Joined IBM Japan, Ltd.
		Mar-71	Joined Tohmatsu Awoki & Co. (presently, Deloitte Touche Tohmatsu)
		May-81	Joined Dow Chemical Japan Ltd. as Budget Management General Manager
		Jul-81	Joined Triumph International (Japan) Ltd. as Director and CFO
		Nov-84	Joined Nihon AMP Kabushiki Kaisha
		Dec-92	Joined Molex Japan Co., Ltd. as Financial Director in charge of North Asia and CFO
		Oct-99	Joined TYO as auditor (currently serving)
		Jun-01	Appointed auditor of Kao Corporation
		Mar-05	Appointed part-time director of DREAMUSIC Inc.
		Sep-05	Appointing Supervisory Director of ADR (currently serving)
		Jun-06	Appointed part-time auditor of Akebono Brake Industry Co., Ltd. (currently serving)

2	Yoshiki Oshima (February 28, 1946)	Oct-67	Passed bar exam
		Apr-70	Registered as a practicing lawyer
		Apr-78	Opened Akasaka Law Office L.P.C. (currently serving)
		Sep-05	Appointed Supervisory Director of ADR

•	Neither candidates for Supervisory Director will hold any investment units in the New Investment Corporation.

•	Neither candidates for Supervisory Director has a particular interest in the New Investment Corporation.

7	Matters relating to company to become Accounting Auditor of the New Investment Corporation

The candidate for accounting auditor of the New Investment Corporation is as set out below. The name and location of the major place of business of the candidate for accounting auditor is as follows.

Name:	Deloitte Touche Tohmatsu LLC

Location of major place of business:	MS Shibaura Building 4-13-23 Shibaura, Minato-ku, Tokyo

Year	History
May-68	Tohmatsu Awoki & Co. established
May-75	Becomes part of the Touche Ross International (TRI) network
Oct-86	Merged with Sanwa & Co. (incorporated July 1973) and changed name to Tohmatsu Awoki & Sanwa
Apr-88	Merged with Marunouchi & Co. (incorporated December 1968)
Oct-88	Merged with Nishikata Audit Corporation (incorporated August 1969) and Sapporo Dai-ichi Kaikei Audit Corporation (incorporated April 1976)
Jul-89	Becomes part of the Deloitte & Ross Tohmatsu (current Deloitte & Touche Tohmatsu (DTT)) network formed out of the merger of TRI and Deloitte Haskins and Sells International
Feb-91	Merges with Mita Audit Corporation (incorporated June 1985) and changes name to Tohmatsu & Co.
Apr-01	Merges with SAN-AI Audit Corporation (incorporated May 1983)
Jul-02	Merges with Seiwa Audit Corporation (incorporated December 1974)
Apr-04	Changed its English legal name to Deloitte Touche Tohmatsu
Jul-09	Changed to a limited liability company and changed its name to Deloitte Touche Tohmatsu LLC

Proposal No. 2	Termination of Asset Management Agreement with Pacific Residential Corporation

In connection with the merger of NRIC and ADR, NRIC has decided to terminate, on the condition that the New Investment Corporation is incorporated, the asset management agreement with Pacific Residential Corporation. We seek your approval for this termination.

The New Investment Corporation plans to enter into a new asset management agreement with AD Investment Management Co., Ltd. on its incorporation date, and AD Investment Management Co., Ltd. plans to provide asset management services to the New Investment Corporation. Pacific Residential Corporation plans to merge with and into AD Investment Management Co., Ltd. on the incorporation date of the New Investment Corporation, and AD Investment Management Co., Ltd. will succeed the employees of Pacific Residential Corporation who have good knowledge of the characteristics and conditions of NRIC’s properties, and the systems accommodated to NRIC’s properties.

Proposal No. 3	Election of 1 Substitute Executive Director

In case a vacancy arises in the office of Executive Director and the number of Executive Directors falls below the quorum provided for under applicable laws and regulations, we ask you to elect 1 Substitute Executive Director, as the resolution on election of Mr. Takeshi Takano as a Substitute Executive Director lost its effect as at the beginning of this General Unitholders Meeting.

This proposal is a proposal that was presented with the unanimous consent of the Supervisory Directors at the Board of Directors meeting held on October 15, 2009.

The candidate for Substitute Executive Director is as follows.

Name (Date of Birth)	Brief Personal History
Takeshi Takano (Jun 19, 1963)	Jan-85	Joined Musashi-Fuchuu Aoiro Incorporated Association
	Nov-96	Joined Yamato Glass Co., Ltd. (presently, Yamato Material Co., Ltd.)
	May-01	Joined Pacific Management Corporation (presently, Pacific Holdings, Inc.)
	Feb-04	Transferred to Pacific Investment Advisors Corporation (presently, Pacific Residential Corporation)
	Jun-04	Appointed Director, and in charge of Administration Department
	Feb-08	Appointed Representative Director of Pacific Residential Corporation (currently serving)

•	The candidate for Substitute Executive Director does not hold any investment units in NRIC.

•	The candidate for Substitute Executive Director currently serves as a Director of Pacific Residential Corporation, with whom NRIC has entered into an asset management agreement.

Matter for Reference

If among the proposals presented at the General Unitholders’ Meeting there is a proposal the import of which conflicts with that of another proposal, the provisions governing “deemed approval” provided for in Article 24 of NRIC’s Articles of Incorporation will not apply to either proposal. None of the proposals set out above as Proposal No. 1, Proposal No. 2, and Proposal No. 3 correspond to such a proposal of conflicting import.

— End of Matter for Reference —

Reference Materials 1

The financial statements, asset management report, and statement of cash distribution for the final business term of ADR

I. II. III. IV. V. VI. VII.	Asset Management Report Balance Sheets Statements of Income Statements of Unitholders’ Equity Notes to Financial Statements Statements of Cash Distribution Statements of Cash Flows

I	Asset Management Report

Overview of Asset Management

1.    ADR’s Management Performance and Other Financial Highlights

	Fiscal Period Ended			Unit	Third June 2007	Fourth December 2007	Fifth June 2008	Sixth December 2008	Seventh June 2009
Operating Results	Operating revenue	a		million yen	2,204	2,276	2,674	2,845	2,863
	(of which, rent revenue — real estate)	b		million yen	1,936	2,146	2,674	2,845	2,863
	Operating expenses			million yen	943	1,055	1,194	1,243	1,334
	(of which, expenses related to rent business)			million yen	700	769	946	975	1,054
	Operating income			million yen	1,260	1,221	1,480	1,602	1,528
	Ordinary income	c		million yen	1,013	1,028	1,071	1,180	1,023
	Net income	d		million yen	1,012	1,027	1,070	1,179	1,022
Financial Position	Total assets	e		million yen	67,925	74,885	89,734	89,886	89,729
	Interest-bearing liabilities	f		million yen	30,200	37,140	52,000	52,000	52,000
	Net assets	g		million yen	37,275	37,290	37,333	37,442	37,285
	Unitholders’ capital	h		million yen	36,262	36,262	36,262	36,262	36,262
Dividend per Unit	Total dividends	i		million yen	1,012	1,027	1,070	1,179	1,022
	Payout ratio	i÷d	(Note 2)%		99.9	100.0	99.9	100.0	100.0
	Total number of investment units issued and outstanding	j		investment units	76,000	76,000	76,000	76,000	76,000
	Net assets per unit (base value)	g÷j		yen	490,466	490,666	491,230	492,658	490,594
	Net income per unit	d÷j	(Note 3)	yen	15,429	13,522	14,087	15,514	13,450
	Dividend per unit	i÷j		yen	13,323	13,523	14,087	15,515	13,451
	Dividend of earnings			yen	13,323	13,523	14,087	15,515	13,451
	Dividend in excess of earnings			yen	—	—	—	—	—
	Annualized dividend yield		(Note 4) (Note 5)%		4.6	5.9	7.8	11.0	8.1
Financial Indicators	ROI (total investment)	(d+o)÷(h+f)	(Note 4)%		4.2	4.0	3.6	3.9	3.6
	ROI at end of period (market capitalization)	(d+o)÷(j×q+f)	(Note 4)%		3.8	4.1	4.0	4.7	4.1
	FFO per unit	{d-(a-b)+o}÷j		yen	14,885	17,536	21,070	22,823	20,821
	Annualized	k	(Note 4)	yen	30,017	34,787	42,256	45,275	41,987
	FFO multiples	q÷k		multiples	19.3	13.0	8.6	6.2	7.9
	Ratio of ordinary income to total assets	c÷e	(Note 6)%		1.6	1.4	1.3	1.3	1.1
	Annualized		(Note 4)%		3.3	2.9	2.6	2.6	2.3
	Capital adequacy ratio at the end of period	g÷e		%	54.9	49.8	41.6	41.7	41.6
	Capital adequacy ratio	d÷g	(Note 7)%		3.2	2.8	2.9	3.2	2.7
	Annualized		(Note 4)%		6.5	5.5	5.8	6.3	5.5
	Ratio of interest-bearing liabilities to total assets at end of period	f÷e		%	44.5	49.6	57.9	57.9	58.0
	DSCR	l÷m		multiples	8.4	7.6	5.6	4.7	4.4
	Net income before interest and depreciation	l		million yen	1,587	1,683	1,950	2,205	2,045
	Interest expenses	m		million yen	188	221	349	470	463
	NOI from property leasing	n	(Note 8)	million yen	1,622	1,812	2,258	2,426	2,369
	Annualized NOI yield		(Note 4) (Note 9)%		5.8	5.2	5.6	5.6	5.6
	NCF from property leasing	n-p		million yen	1,552	1,739	2,213	2,346	2,314
	Annualized NCF yield		(Note 4) (Note 9)%		5.5	5.0	5.5	5.4	5.4
	Depreciation and amortization	o		million yen	386	434	530	555	560
	Capital expenditures	p		million yen	69	72	45	80	54
	Investment unit price at end of period	q		yen	578,000	451,000	362,000	280,000	333,000

(Note 1)	Monetary amounts are truncated to the nearest specified unit. Percentage figures are rounded off to one decimal place.
(Note 2)	The payout ratio is truncated to one decimal place.
(Note 3)	The net income per unit is calculated by dividing net income by the daily weighted average number of investment units based on the number of days in the fiscal period.
(Note 4)	Annualized figures are calculated based on 1 year being 365 days and the number of days that asset management activities were conducted being 181 days in the third fiscal period, 184 days in the fourth fiscal period, 182 days in the fifth fiscal period, 184 days in the sixth fiscal period and 181 days in the seventh fiscal period.
(Note 5)	The annualized dividend yield is calculated based on the investment unit price at end of period.
(Note 6)	Ratio of ordinary income to total assets = Ordinary income ÷ {(Total assets at beginning of period + Total assets at end of period) ÷ 2} × 100
(Note 7)	Ratio of net income to total net assets = Net income ÷ {(Net assets at beginning of period + Net assets at end of period) ÷ 2} × 100
(Note 8)	Net operating income (NOI) from property leasing = Total revenue from property leasing – Total expenses from property leasing + Depreciation and amortization
(Note 9)

Annualized NOI yield = Annualized NOI ÷ Property acquisition prices

Annualized NCF yield = Annualized NCF ÷ Property acquisition prices

(Annualized NOI and annualized NCF are the sum totals of the figures annualized per property by taking into account the number of days of actual asset management.)

2.	Outline of Asset Management Operations for the 7th Fiscal Period

Although we newly acquired one property during the period under review, operating revenue increased slightly to 2.863 billion yen (an increase of 0.6% from the previous period) due to a decline in occupancy ratios mainly for high-rent properties in the Tokyo metropolitan area. Operating profit decreased from the previous period to 1.528 billion yen (a drop of 4.6%) due to the increase in rental business expenses caused by the high season in March-and-April for relocations, which occurred during the period under review.

Even though there was a large drop in the distribution of dividends as a result of not receiving consumption tax refunds that were recorded in the previous period, we were still able to exceed initial forecasts at the beginning of the period and distributed 13,451 yen per investment unit.

Newly acquired property: “Shinjuku Residence”

The property that was newly acquired during the period under review, “Shinjuku Residence,” is conveniently located just five minutes’ walk from public transport at Shinjuku-sanchome Station in central Tokyo and will provide stable rental income because a major financial institution has rented all units in the property for use as company housing.

In addition, even though the property is situated in central Tokyo at Shinjuku-sanchome, we have been able to acquire the property at a price that helped boost the average NOI yield of our portfolio.

Additionally, we have been able to increase revenue without increasing interest-bearing debts by paying for the entire acquisition in cash.

Portfolio characteristics

With the addition of the property mentioned above, our current portfolio at the end of the period under review is as follows:

Total assets (based on acquisition price):	86.1 billion yen
No. of Properties Owned:	51
No. of Units Owned:	4,963
Average Occupancy Ratio During Period:	95.8%
NOI Yield:	5.6%

Issues: trends in high-rent properties and regional pass-through properties

Improving occupancy ratios in high-rent properties in central Tokyo and in regional pass-through properties has been challenging for asset management during the period under review. Although we were unable to improve occupancy ratios in high-rent properties in central Tokyo, we were able to improve occupancy ratios in all but one of our regional pass-through properties.

As a result, the overall average occupancy ratio during the period under review remained a high 95.8%, although this reflected a drop from the ratio of 97.0% in the previous period.

In the rental housing market, rental terms for rental housing targeted especially at tenants with high income levels, such as employees working for foreign financial institutions, have been affected by the global economic recession. Although the rental price range of our high-rent properties is lower than the rental prices for those properties in general, we have sensed the possibility that our properties will also be affected by the recession and we have taken countermeasures. However, we have not seen any improvement as at the end of the period under review, and we continue to face an uphill battle.

We have revised operations and taken other similar measures during the period under review at “Grass Hopper” in Osaka, one of our three regional pass-through properties, but we expect the effects of these measures are still to show, and occupancy ratios remained low during the period under review. On the other hand, we managed to sustain a good occupancy ratio at “Royal Nishihommachi.”

Artis Higashisakura in Nagoya, which was already showing improvement at the end of the previous period, continued to improve and at the end of the period under review had an occupancy ratio of close to 100%.

Maintaining a stable financial base

Since becoming a listed investment corporation, we have worked towards pushing back debt maturity and fixing debt interest rates, in line with the following basic policy: “Rental housing offers us the advantage of revenue stability (stable assets), therefore, our finances should be stable, too (stable debts).”

Although our LTV ratio (interest-bearing debt ratio) is high at 58.0% as of the end of the period under review, maturity periods for our interest-bearing debts of 52 billion yen are long term and all debt interest rates have been fixed. This achievement has enabled us to sustain financial stability through the periods including the period under review.

In terms of interest-bearing debts that have repayment due dates or redemption due dates approaching soon, we have a loan repayment due date in the second half of the next period (November 25, 2009), our 8th fiscal period, for a borrowing of 7 billion yen. At present, we intend to handle this loan repayment by refinancing the loan through financial institution(s).

3.	Management Policies and Issues

(1)	Outlook for management environment

Financial markets

Since it has become clear that governmental authorities are looking to aid the market through activities such as amendments to laws regarding the restructuring of the J-REIT market and preparation for the establishment of public-private funds, it appears that financial institutions have started to show a more relaxed attitude towards loans for the real estate sector. However, economic trends indicate that the current tough climate will continue, and we do not expect any overall improvement in the financial markets.

Real estate transaction market

Buyers with an eye on stable rental housing rents continue to steadily increase in number in the real estate transaction market. It also appears that the trend towards declining real estate prices and increasing expected yields is coming to a halt.

Rental housing market

High-priced properties will continue in the short-term to face tough conditions overall that have been caused by the effects of the financial market turmoil and the sudden economic recession, and we expect the market to remain bearish in regional areas.

Conversely, we predict that the Tokyo metropolitan area, which is our main region of corporate activity, will form a stable market due to the ongoing population influx, expansion in corporate dormitory and housing needs, and declining housing supply.

(2)	Future management strategy

In light of the economic climate predictions above, we aim to improve the quality of its management through a collaborative framework with Itochu Group.

Policy on portfolio building

In terms of our policy on portfolio building, we wish to increase the weighting of our portfolio in the Tokyo metropolitan area, where a healthy rental market continues to flourish. In particular, because the real estate transaction market is in a downward trend, we plan to proactively consider property acquisitions in the Tokyo metropolitan area that would enable us to maintain the high yield of our portfolio when such opportunities appear.

However, because our interest-bearing debt ratio is high and it is extremely difficult to procure funds by capital increase through public offerings under the current price of our investment units, we intend to utilize Itochu Group’s warehousing feature (*Note), in order to avoid the loss of acquisition opportunities and facilitate revenue expansion.

In addition, we will consider the replacement of properties in the portfolio as necessary and aim to build a good quality portfolio and increase revenue.

*Note:	“Warehousing” is a method of property acquisition through which a sponsor company or a separately established special purpose company acquires a property before the investment company acquires the property. This method is used to stabilize revenue and to enable adjustments in the timing of the acquisition.

Efforts to increase revenue

We aim to improve and streamline our operational management in the mid to long term and to continue developing a close collaborative relationship with Itochu Urban Community Ltd. as a part of our efforts to increase revenue.

Specifically, we will implement detailed leasing strategies based on the features, local potential and area markets for each individual property.

We will also continue to focus on ways to support struggling high-priced properties.

In addition, by carrying out planned repair work on properties that have been standing for a certain period of time, we will seek to sustain and increase the competitiveness and asset value of our properties.

4.	Changes in Capital

The outline of changes in capital for the six months ended June 30, 2009 and the previous periods were as follows:

Date	Capital transaction	Number of units outstanding		Unitholders’ capital (Million yen)		Note
		Increase	Balance	Increase	Balance
September 12, 2005	Incorporation	200	200	100	100	Note 1
November 21, 2005	Public Offering	53,000	53,200	24,549	24,649	Note 2
March 23, 2007	Public Offering	21,800	75,000	11,103	35,753	Note 3
April 23, 2007	Third Party Allotment	1,000	76,000	509	36,262	Note 4

Note 1	We were incorporated by capital contribution by ITOCHU Corporation (200 units) at a price of ¥500,000 per unit.
Note 2	New investment units were issued at a price of ¥480,000 per unit (subscription price of ¥463,200 per unit) through a public offering in order to raise funds for acquiring new real property.
Note 3	New investment units were issued at a price of ¥528,220 per unit (subscription price of ¥509,355 per unit) through a public offering in order to raise funds for acquiring new real property.
Note 4	New investment units were issued at a price of ¥509,355 per unit through the third party allotment to Mizuho Securities Co., Ltd. in order to raise funds for acquiring new real property.
Note 5	Figures that include amounts less than the unit indicated in each column have been truncated.

Fluctuations in market price of our investment securities:

The highest and lowest market price of our investment securities on the Tokyo Stock Exchange REIT Market during each fiscal period were as follows:

Fiscal period	3rd	4th	5th	6th	7th
For the six months ended	June 30, 2007	December 31, 2007	June 30, 2008	December 31, 2008	June 30, 2009
Highest Price	¥660,000	¥586,000	¥453,000	¥395,000	¥365,000
Lowest Price	¥476,000	¥406,000	¥320,000	¥175,000	¥272,000

5.	Dividends

Dividends per unit amounted to ¥13,451 for the 7th fiscal period. Taking into consideration the application of special measures concerning corporate taxation for investment corporations, under which one can deduct the amount corresponding to profit dividends as losses from taxable income (Article 67-15 of the Act on Special Measures Concerning Taxation), we decided to distribute almost all of our distributable profit.

Fiscal period	3rd	4th	5th	6th	7th
For the six months ended	Jun. 30, 2007	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2008	Jun. 30, 2009
Net income (Thousand yen)	1,012,565	1,027,733	1,070,629	1,179,122	1,022,273
Retained earnings (Thousand yen)	30	16	33	15	13
Total dividends (Thousand yen)	1,012,548	1,027,748	1,070,612	1,179,140	1,022,276
(Dividend per unit) (Yen)	(13,323)	(13523)	(14,087)	(15,515)	(13,451)
Profit dividends (Thousand yen)	1,012,548	1,027,748	1,070,612	1,179,140	1,022,276
(Profit dividend per unit) (Yen)	(13,323)	(13,523)	(14,087)	(15,515)	(13,451)
Unit capital refunds (Thousand yen)	—	—	—	—	—
Unit capital refund per unit (Yen)	(—)	(—)	(—)	(—)	(—)

6.	Material Events Subsequent to Closing of Financial Term

Merger with Nippon Residential Investment Corporation

We and Nippon Residential Investment Corporation (“NRIC”) both decided to execute a memorandum concerning a merger by the board resolutions held on August 6, 2009, and entered into the memorandum on the same date.

(1)	Purpose of merger

In March 2009, Pacific Holdings, Inc., which is the sponsor of NRIC’s asset management company, Pacific Residential Corporation (“PRS”), made an application under the Corporate Reorganization Act, and so NRIC began the process of selecting a new sponsor, ultimately selecting AD Investment Management Co., Ltd. (“ADIM”), which is our asset management company, and Itochu Corporation, which is a major shareholder of ADIM, as new potential sponsors. We and NRIC determined that the merger of the two investment corporations was the best means of pursuing an increase in both corporations’ unitholders value.

(2)	Merger method

A merger agreement is scheduled to be executed in September 2009, and an absorption-type merger is planned with us as the company surviving the absorption-type merger and NRIC as the company absorbed in the absorption-type merger. However, the merger scheme may be changed to a consolidation-type merger in the future.

(3)	Merger ratio

We and NRIC have agreed that 0.66 units in us will be allocated for every unit of NRIC. This merger ratio (allocation ratio) may be altered through discussions between both investment corporations if any material matters are discovered that may affect any of the terms and conditions forming the basis of the calculation of the merger ratio or if there are any material changes to any of those terms and conditions.

(4)	Timing of merger

The effective date of the merger is yet to be decided.

Concurrently with the merger between us and NRIC, ADIM and PRS both decided to execute a memorandum concerning a merger by the board resolutions held on August 6, 2009, and entered into the memorandum on the same date.

A merger agreement is scheduled to be executed in September 2009, and an absorption-type merger under which ADIM will be the surviving company. No decisions have been made at this stage regarding allocation of units in relation to the merger.

Outline of the Investment Corporation

1.	Capital Contribution

Fiscal period	3rd	4th	5th	6th	7th
As of the six months ended	Jun. 30, 2007	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2008	Jun. 30, 2009
Number of units authorized (Units)	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
Number of units issued and outstanding (Units)	76,000	76,000	76,000	76,000	76,000
Unitholders’ capital (million yen)	36,262	36,262	36,262	36,262	36,262
Number of unitholders (number of people)	5,558	5,372	5,789	5,685	5,845

2.	Matters Relating to Units

Major unitholders as of June 30, 2009 were as follows:

Name	Number of units owned (Units)	Ratio of number of units owned to total number of units issued (%)
Japan Trustee Services Bank, Ltd. (account in trust)	9,723	12.79
NikkoCiti Trust and Banking Corporation (account in investment trust)	6,583	8.66
The Master Trust Bank of Japan, Ltd. (account in trust)	3,788	4.98
ITOCHU Corporation	3,500	4.60
Trust & Custody Services Bank, Ltd. (account in securities investment trust)	2,922	3.84
Sumitomo Mitsui Banking Corporation	2,326	3.06
AIG Star Life Insurance Co., Ltd. (general account)	2,300	3.02
Nippon Tochi-Tatemono Co., Ltd.	1,500	1.97
ITOCHU PROPERTY DEVELOPMENT, Ltd.	1,500	1.97
American Life Insurance Company GAEL	1,450	1.90

Total	35,592	46.83

Note:	Ratio of number of units owned to total number of units issued is calculated by truncating figures below second decimal place.

3.	Matters Relating to Officers

The names of the executive director, supervisory directors and auditor as of June 30, 2009 were as follows:

Post	Name	Additional post	Total amount of compensation or fee by post for this period (Thousand yen)
Executive Director	Kenji Kousaka (Note 1)	AD Investment Management Co., Ltd.: President and Representative Director	—
Supervisory Director	Shujiro Matsuda	CPA Firm of Shujiro Matsuda: Director	720
		TYO Inc.: Auditor
		AKEBONO BRAKE INDUSTRY CO., LTD.: Auditor (part time)
Supervisory Director	Yoshiki Oshima	Akasaka Sogo Law Office: Representative Partner	720
Auditor	Deloitte Touche Tohmatsu (Note 2) (Note 3)		7,630 (Note 4)

Note 1:	We have given a notification regarding the concurrent posts to the Commissioner of the Financial Services Agency on March 5, 2008 in accordance with Article 31-4 (4) of the Financial Instruments and Exchange Act.
Note 2:	Deloitte Touche Tohmatsu became Deloitte Touche Tohmatsu LLC on July 1, 2009 as a result of becoming a different type of audit corporation.
Note 3:	The contract amount for audit fees for the 7th fiscal period is ¥7,500,000.
Note 4:	Audit fees for the 6th fiscal period (¥7,500,000) and fees or compensation for the research of value of our specified assets (¥130,000) are included in the compensation for the audit corporation.

4.	Names of Asset Management Company, Custodian and General Administrators

The names of the asset manager, custodian and general administrators as of June 30, 2009 were as follows:

Classification		Name
Asset management company		AD Investment Management Co., Ltd.

Custodian		The Sumitomo Trust & Banking Co., Ltd.

General administrator	(management of unitholders’ register and special accounts)	Mizuho Trust & Banking Co., Ltd.

General administrator	(accounts, taxation and organizational operations, etc.)	The Sumitomo Trust and Banking Co., Ltd.

General administrator	(administrative operations regarding investment corporation bonds)	Mizuho Corporate Bank, Limited

Condition of Investment Assets

1.	Composition of Assets

Classification of assets	Region	As of June 30, 2009
		Total value (Million yen)	Composition ratio (%)
Trust real estate	7 main wards in Tokyo	27,750	30.9
	Tokyo metropolitan area	33,570	37.4
	Greater Tokyo area	13,179	14.7
	Ordinance-designated or other cities	12,341	13.8
Bank deposits and other assets		2,887	3.2

Total assets		89,729	100.0

Note 1:	Total value is based on the amount accounted for in the balance sheet (for the trust real estate, the net book value after depreciation) as of the end of fiscal period, and figures have been truncated to the nearest million yen.
Note 2:	Composition ratio is calculated by rounding off to the nearest first decimal place.

2.	Major Property

The summary of ADR’s major assets (top ten properties in net book value) as of June 30, 2009 were as follows:

Name of real property	Book value (Million yen)	Leasable area (m2)	Leased area (m2)	Occupancy ratio (%)	Ratio of rental revenues to total rental revenues (%)	Major use
Artis Higashiginza	5,318	4,871.02	4,871.02	100.0	4.9	Apartment house
Artiscourt Akasakahinokicho	4,762	4,602.70	3,901.46	84.8	4.7	Apartment house
Artis Kinshicho	4,299	4,326.80	4,106.40	94.9	4.2	Apartment house
Artis Kobe Port Island	3,877	9,708.00	9,708.00	100.0	4.4	Apartment house
Hiyoshidai Student Heights	3,394	8,552.00	8,552.00	100.0	6.1	Boarding house
Artis Ningyocho	3,232	3,541.09	3,450.83	97.5	3.8	Apartment house
Artis Uenookachimachi	3,147	4,009.27	4,009.27	100.0	3.4	Apartment house
Artis Kitashinagawa	2,774	2,897.99	2,897.99	100.0	2.7	Apartment house
Artis Shimazuyama	2,722	3,474.37	3,045.85	87.7	3.3	Apartment house
Artis Kamata	2,541	4,110.54	4,110.54	100.0	3.8	Apartment house

Total	36,066	50,093.78	48,653.36	97.1	41.2	—

Note 1:	All 10 properties are owned through trust beneficial interests.
Note 2:	Book value has been truncated to the nearest one million yen.
Note 3:	Occupancy ratio is calculated by rounding off to the nearest first decimal place.
Note 4:	Ratio of rental revenues to total rental revenues shows the real property rental business revenue for each property divided by the total amount for all properties and is calculated by rounding off to the nearest first decimal place.
Note 5:	The “Total” does not always conform to the total amount for all figures because the figures are shown after truncation or rounding off.

3.	Details of Property

The details of assets held by ADR (trust beneficial interests) as of June 30, 2009 were as follows:

No.	Name of real property	Location (Residence Designation)	Form of ownership	Appraisal value at the end of the 7th fiscal period (Million yen) (Note 1)	6th Period (from July 1 - December 31, 2008)				7th Period (from January 1 - June 30, 2009)
					Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)	Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)
P-1	Artiscourt Akasakahinokicho	7-11-12, Akasaka, Minato Ward, Tokyo	Trust beneficial interest	4,530	1	91.5	143,654	5.0	1	84.8	133,877	4.7
P-2	Artis Shimazuyama	1-2-42, Higashi Gotanda, Shinagawa Ward, Tokyo	Trust beneficial interest	2,850	1	97.0	92,726	3.3	1	87.7	93,990	3.3
P-3	Artis Nakameguro	3-3-1, Nakameguro, Meguro Ward, Tokyo	Trust beneficial interest	1,710	1	100.0	49,104	1.7	1	100.0	49,264	1.7
P-4	Apartments Tsurumaki	2-10-9, Tsurumaki, Setagaya Ward, Tokyo	Trust beneficial interest	1,244	1	81.9	39,224	1.4	1	96.8	39,487	1.4
P-5	Crestcourt Azabujuban	2-12-12, Azabu-Juban, Minato Ward, Tokyo	Trust beneficial interest	1,928	1	88.0	58,544	2.1	1	84.0	54,880	1.9
P-6	Artis Shibuyadaikanyama	1-27-2, Higashi, Shibuya Ward, Tokyo	Trust beneficial interest	1,680	1	98.2	53,755	1.9	1	94.1	49,481	1.7
P-7	Artis Ikejiriohashi	3-24-20, Ikejiri, Shibuya Ward, Tokyo	Trust beneficial interest	1,220	1	84.5	38,147	1.3	1	83.1	35,091	1.2
P-9	Artis Shimoochiai	2-7-10, Naka Ochiai, Shinjuku Ward, Tokyo	Trust beneficial interest	1,280	1	95.0	49,198	1.7	1	87.7	48,676	1.7
P-10	Spacia Kudanshita	2-23, Kanda Jinbocho, Chiyoda Ward, Tokyo	Trust beneficial interest	2,269	1	92.0	70,613	2.5	1	97.0	70,582	2.5
P-12	Artis Hatagaya	6-35-4, Honmachi, Shibuya Ward, Tokyo	Trust beneficial interest	1,060	1	100.0	32,961	1.2	1	97.4	32,023	1.1
P-13	FELDBERG	5-26-3, Nishi Gotanda, Shinagawa Ward, Tokyo	Trust beneficial interest	1,420	1	96.4	51,381	1.8	1	84.7	50,324	1.8
P-14	Artis Toritsudaigaku	1-13-18, Nakane, Meguro Ward, Tokyo	Trust beneficial interest	588	1	100.0	21,322	0.7	1	94.5	19,475	0.7
P-15	Artis Sakurajosui	5-23-9, Sakurajosui, Setagaya Ward, Tokyo	Trust beneficial interest	1,070	1	98.1	37,074	1.3	1	96.1	34,388	1.2
P-16	Artis Kitashinagawa	1-3-6, Kitashinagawa, Shinagawa Ward, Tokyo	Trust beneficial interest	2,420	1	100.0	75,888	2.7	1	100.0	75,888	2.7
P-17	PLEIADE YOYOGINOMORI	1-3-3, Yoyogi, Shibuya Ward, Tokyo	Trust beneficial interest	590	1	85.2	20,458	0.7	1	94.3	19,781	0.7
P-18	Shinjuku Residence	5-7-10, Shinjuku, Shinjuku Ward, Tokyo	Trust beneficial interest	736	—	—	—	—	1	100.0	21,140	0.7
C-1	Artis Mitsukoshimae	3-6-7, Nihonbashi Motomachi, Chuo Ward, Tokyo	Trust beneficial interest	1,980	1	96.9	66,424	2.3	1	89.6	67,644	2.4
C-2	Artis Kamata	5-21-5, Kamata, Ota Ward, Tokyo	Trust beneficial interest	2,730	1	95.8	96,639	3.4	1	100.0	109,800	3.8

No.	Name of real property	Location (Residence Designation)	Form of ownership	Appraisal value at the end of the 7th fiscal period (Million yen) (Note 1)	6th Period (from July 1 - December 31, 2008)				7th Period (from January 1 - June 30, 2009)
					Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)	Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)
C-3	Artis Ikebukuro	2-24-20, Ikebukuro, Toshima Ward, Tokyo	Trust beneficial interest	1,480	1	100.0	47,052	1.7	1	100.0	46,881	1.6
C-5	Artis Hongo	1-24-4, Hongo, Bunkyo Ward, Tokyo	Trust beneficial interest	1,700	1	100.0	50,301	1.8	1	100.0	50,255	1.8
C-6	Artis Asakusabashi	1-5-5, Kuramae, Taito Ward, Tokyo	Trust beneficial interest	1,080	1	96.9	39,314	1.4	1	89.4	38,657	1.4
C-7	Maison Eclairee Ekoda	2-25-10, Asahioka, Nerima Ward, Tokyo	Trust beneficial interest	913	1	97.9	36,544	1.3	1	89.2	36,022	1.3
C-8	Artis Uenookachimachi	4-7-2, Taito, Taito Ward, Tokyo	Trust beneficial interest	3,120	1	100.0	98,211	3.5	1	100.0	98,591	3.4
C-9	Artis Bunkyohongo	3-17-6, Hongo, Bunkyo Ward, Tokyo	Trust beneficial interest	1,550	1	97.8	50,822	1.8	1	89.0	48,311	1.7
C-10	Artis Ryogoku	1-10-9, Kamezawa, Sumida Ward, Tokyo	Trust beneficial interest	877	1	98.5	30,524	1.1	1	95.4	30,341	1.1
C-11	Artis Higashiginza	1-12-5, Tsukiji, Chuo Ward, Tokyo	Trust beneficial interest	4,800	1	100.0	140,289	4.9	1	100.0	140,264	4.9
C-12	Apre Parks Ueno	6-27, Higashi Ueno, Taito Ward, Tokyo	Trust beneficial interest	773	1	92.5	28,537	1.0	1	91.3	27,645	1.0
C-13	Artis Ningyocho	3-4-15, Nihonbashi-Ningyocho, Chuo Ward, Tokyo	Trust beneficial interest	3,000	1	100.0	95,746	3.4	1	97.5	107,553	3.8
C-14	Artis Omorihigashi	1-7-27, Omori Higashi, Ota Ward, Tokyo	Trust beneficial interest	1,770	1	96.8	60,483	2.1	1	94.7	60,398	2.1
C-15	Residence Oyama	45-2, Kumanocho, Itabashi Ward, Tokyo	Trust beneficial interest	1,260	1	96.6	58,074	2.0	1	93.2	54,141	1.9
C-16	Artis Kinshicho	1-5-16, Kinshi, Sumida Ward, Tokyo	Trust beneficial interest	3,720	1	96.3	120,135	4.2	1	94.9	118,996	4.2
C-17	T&G Negishi Mansion	5-10-10, Negishi, Taito Ward, Tokyo	Trust beneficial interest	789	1	100.0	27,545	1.0	1	96.4	27,503	1.0
S-1	Hiyoshidai Student Heights	1-1, Minowacho, Kohoku Ward, Yokohama City, Kanagawa Prefecture	Trust beneficial interest	3,462	1	100.0	174,093	6.1	1	100.0	174,263	6.1
S-2	Chester House Kawaguchi	2-8-16, Iizuka, Kawaguchi City, Saitama Prefecture	Trust beneficial interest	726	1	100.0	31,388	1.1	1	94.9	31,329	1.1
S-3	Storkmansion Kashiwa	1-3-20, Higashi, Kashiwa City, Chiba Prefecture	Trust beneficial interest	410	1	96.2	22,239	0.8	1	95.9	22,003	0.8

No.	Name of real property	Location (Residence Designation)	Form of ownership	Appraisal value at the end of the 7th fiscal period (Million yen) (Note 1)	6th Period (from July 1 - December 31, 2008)				7th Period (from January 1 - June 30, 2009)
					Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)	Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)
S-4	DUO Station Higashimatsudo No. II	131-10, Kamishiki, Matsudo City, Chiba Prefecture	Trust beneficial interest	920	1	100.0	42,245	1.5	1	100.0	42,509	1.5
S-5	Artis Shin-Yokohama	1-6-7, Shin-yokohama, Kohoku Ward, Yokohama City, Kanagawa Prefecture	Trust beneficial interest	1,700	1	100.0	63,485	2.2	1	100.0	63,452	2.2
S-6	Belle Scene Minamiikuta	7-8-1, Minamiikuta, Tama-Ward, Kawasaki City, Kanagawa Prefecture	Trust beneficial interest	861	1	91.1	41,675	1.5	1	95.7	41,520	1.5
S-7	PLEIADE CHOFU	1-8-1, Yagumodai, Chofu City, Tokyo	Trust beneficial interest	1,020	1	92.8	36,252	1.3	1	95.8	37,193	1.3
S-8	PLEIADE KUNITACHI	4-11-7, Fujimidai, Kunitachi City, Tokyo	Trust beneficial interest	560	1	98.0	22,786	0.8	1	98.0	25,657	0.9
S-9	PLEIADE KAWASAKI MOTOKI	2-3-24, Motoki, Kawasaki Ward, Kawasaki City, Kanagawa Prefecture	Trust beneficial interest	583	1	100.0	22,952	0.8	1	100.0	26,729	0.9
S-10	PLEIADE KOKURYO	4-45-7, Kokuryo-cho, Chofu City, Tokyo	Trust beneficial interest	825	1	98.3	30,538	1.1	1	94.9	31,025	1.1
S-11	Wako Student Heights	1-2-9, Chuo, Wako City, Saitama Prefecture	Trust beneficial interest	572	1	100.0	26,188	0.9	1	100.0	26,182	0.9
R-2	Royal Nishihommachi	2-1-14, Nishi Honmachi, Nishi Ward, Osaka City, Osaka	Trust beneficial interest	468	1	88.0	20,582	0.7	1	96.0	20,220	0.7
R-3	Itopia Kyotogakuseikaikan	200-1, Shinmachi, Kamigyo Ward, Kyoto City, Kyoto	Trust beneficial interest	1,566	1	100.0	68,424	2.4	1	100.0	68,424	2.4
R-6	HAUT DOMICILE NANGOGAI	2-1, 2-chome Kita, Nango Dori, Shiraishi Ward, Sapporo City, Hokkaido	Trust beneficial interest	793	1	100.0	36,162	1.3	1	100.0	37,314	1.3
R-7	Artis Higashisakura	2-17-17, Higashi Sakura, Higashi Ward, Nagoya City, Aichi Prefecture	Trust beneficial interest	1,030	1	89.9	43,166	1.5	1	99.0	46,408	1.6

No.	Name of real property	Location (Residence Designation)	Form of ownership	Appraisal value at the end of the 7th fiscal period (Million yen) (Note 1)	6th Period (from July 1 - December 31, 2008)				7th Period (from January 1 - June 30, 2009)
					Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)	Number of tenants at the end of period (Note 2)	Occupancy ratio at the end of period (%) (Note 3)	Rental revenues (Thousand yen) (Note 4)	Ratio of rental revenues to total rental revenues (%) (Note 5)
R-8	Grand Court Kameyama	10-7, Minamino-cho, Kameyama City, Mie Prefecture	Trust beneficial interest	1,190	1	100.0	68,966	2.4	1	100.0	68,936	2.4
R-9	Zeus Ryokuchi PREMIUM	3-4-1, Nishi Izumioka, Toyonaka City, Osaka Prefecture	Trust beneficial interest	849	1	100.0	31,250	1.1	1	100.0	31,250	1.1
R-10	GRASS HOPPER	2-2-40, Saiwai-cho, Naniwa Ward, Osaka City, Osaka Prefecture	Trust beneficial interest	1,090	1	79.9	57,641	2.0	1	73.3	52,424	1.8
R-11	Artis Kobe Port Island	1-1-16 & 17, Minatojima, Chuo Ward, Kobe city, Hyogo Prefecture	Trust beneficial interest	3,240	1	100.0	125,246	4.4	1	100.0	125,247	4.4
Total				80,004	1	96.8	2,845,989	100.0	1	95.6	2,863,459	100.0

Note 1:	Appraisal value at the end of the 7th fiscal period shows the value appraised by the real estate appraiser on June 30, 2009 in accordance with the Articles of Incorporation of us and the “Regulations for Accounts of Investment Corporations.”
Note 2:	For “Number of tenants” , “1” tenant is indicated if a tenant rents a number of premises within one property, and the same applies for each property if a tenant rents a number of premises across multiple properties. If within one property a tenant sub-leases to a number of sub-lessees, “1” tenant is indicated for that property.
Note 3:	Occupancy ratio indicates the ratio of leased area against the leasable area and is calculated by rounding off to the nearest first decimal place. If the master lease type is a “Guaranteed Rent” (a master lease agreement with guaranteed rent is executed or the master agreement provides no guaranteed rent but the sub-lease agreement between a master lease company and a sub-lessee authorized by the master lease company to sub-lease in the block provides the guaranteed rent), the occupancy ratio is shown as 100%.
Note 4:	Rental revenues indicate the amount of real property rental business revenue for each real property for this period, and figures have been truncated the nearest thousand yen.
Note 5:	Ratio of rental revenues to total rental revenues is calculated by rounding off to the first decimal place.

4.	Specified Transaction Contract Amounts and Market Value

Our specified transaction contract amounts and market values as of June 30, 2009 were as follows:

(Unit: Million yen)

Classification	Type	Contract amounts		Market Value (Note)
			For contracts whose duration are longer than 1 year
Transaction other than market transaction	Interest rate swap transaction Floating-rate receiving and fixed-rate paying	44,500	37,500	—

Total		44,500	37,500	—

Note:	As the transaction meets the requirements for special treatment under the accounting standards regarding financial instruments, the market value is not shown.

5.	Other Assets

Assets other than the above-mentioned real property and trust beneficial interests in real property are mainly bank deposits and bank deposits in trust.

Capital Expenditures for Real Property

1.	Schedule of Capital Expenditures

The significant plan for capital expenditures on maintenance for the real property and in real property regarding trust beneficial interests owned by us are as follows. The amounts of the estimated cost include the amount which will be classified as an expense under the accounting treatment.

(Unit: Million yen)

Name of real property	Location	Purpose	Scheduled term for maintenance	Estimated cost
				Total	Payment for the six months ended June 30, 2009	Advanced payment
FELDBERG	Shinagawa Ward, Tokyo	Repairs to outer wall tiles and refurbishment of air conditioners and hot-water units	July 2009 to December 2009	2	—	—
Apartments Tsurumaki	Setagaya Ward, Tokyo	Replacement of drain pumps	October 2009 to October 2009	1	—	—
Residence Oyama	Itabashi Ward, Tokyo	Refurbishment of units and other works	August 2009 to October 2009	37	—	—
Hiyoshidai Student Heights	Yokohama City, Kanagawa Prefecture	Repairs to outer stairs and other works	August 2009 to October 2010	8	—	—
HAUT DOMICILE NANGOGAI	Sapporo City, Hokkaido	Refurbishment of units and other works	November 2009 to December 2009	11	—	—
GRASS HOPPER	Osaka City, Osaka Prefecture	Refurbishment of units and other works	August 2009 to December 2009	1	—	—

Total				65	—	—

Note:	Figures have truncated to the nearest million yen. Accordingly, the “Total” does not always conform to the total amount for all figures.

2.	Capital Expenditures for the Six months Ended June 30, 2009

Maintenance expenditures on real property for the six months ended June 30, 2009 totaled ¥112 million, consisting of ¥54 million in capital expenditures stated below for the entire portfolio and ¥58 million in other repair and maintenance.

(Unit: Million yen)

Name of real property	Location	Purpose	Term for maintenance	Maintenance expenditure or payment amount
Crestcourt Azabujuban	Minato Ward, Tokyo	Refurbishment of air conditioners and lavatories	January 2009 to June 2009	1
FELDBERG	Shinagawa Ward, Tokyo	Refurbishment of hot-water units and air conditioners	February 2009 to April 2009	1
Residence Oyama	Itabashi Ward, Tokyo	Refurbishment of rooms	February 2009 to March 2009	11
Hiyoshidai Student Heights	Yokohama City, Kanagawa Prefecture	Refurbishment of rooms	February 2009 to March 2010	2
Wako Student Heights	Wako City, Saitama Prefecture	Refurbishment of air conditioners	March 2009 to March 2009	4
Itopia Kyotogakuseikaikan	Kyoto City, Kyoto	Repairs to mechanical parking lots	June 2009 to June 2010	13
HAUT DOMICILE NANGOGAI	Sapporo City, Hokkaido	Refurbishment of rooms, installation of air conditioners, and other works	January 2009 to June 2009	13
GRASS HOPPER	Osaka City, Osaka Prefecture	Repairs to mechanical parking lots, and other works	April 2009 to May 2009	4
Other real properties		Replacement of equipment for areas for exclusive use, installation of security cameras, and other works		1

Total				54

Note:	Figures have been truncated to the nearest million yen. Accordingly, the “Total” does not always conform to the total amount for all figures.

3.	Reserved Funds for Long-term Maintenance Plan

We have reserved funds, as set out below, from the excess cash flow of depreciation and others (including cash flows from retained earnings) for future expenditures on large-scale maintenance, based on a medium to long term maintenance plan of each real property.

(Unit: Million yen)

Fiscal period	3rd	4th	5th	6th	7th
For the six month ended	June 30, 2007	December 31, 2007	June 30, 2008	December 31, 2008	June 30, 2009
Reserved funds at beginning of period	103	135	197	279	341
Increase	75	83	104	104	104
Decrease	44	21	23	43	53
Reserved funds at end of period	135	197	279	341	392

Note:	Figures have been truncated to the nearest million yen. Accordingly, the sum of reserved funds at the end of the period does not always conform to the “Reserved funds at end of period” in the table above.

Condition of Expenses and Liabilities

1.	Details of Asset Management Expenses

(Unit: Thousand yen)

Item	3rd fiscal period	4th fiscal period	5th fiscal period	6th fiscal period	7th fiscal period
(a) Asset management fees (Note 1) (Note 2)	170,064	203,024	145,164	172,205	165,369
(b) Custodian fees	6,352	7,025	8,53	8,965	8,969
(c) General administration fees	17,603	19,465	25,365	24,132	24,287
(d) Compensation for Directors	1,200	1,440	1,440	1,440	1,440
5 (e) Others	47,542	54,301	67,446	61,837	79,980

Total	242,762	285,256	247,970	268,581	280,047

Note 1:	The asset management fees is the sum of basic compensation and incentive-based compensation.
Note 2:	In addition to the amounts above, the acquisition fees added in the acquisition value of real properties and other properties are ¥91,570 thousand for the 3rd fiscal period, ¥161,647 thousand for the 4th fiscal period, ¥147,556 thousand for the 5th fiscal period and ¥7,875 thousand for the 7th fiscal period. There were no disposition fees in the 5th, 6th or 7th fiscal periods, and the disposition fees deducted from the profit on sale of real properties and other properties are ¥24,080 thousand in the 3rd fiscal period and ¥8,420 thousand in the 4th fiscal period.

2.	Borrowings

Borrowings as of June 30, 2009 were as follows:

		Borrowing date	Balance as of Dec. 31, 2008	Balance as of Jun. 30, 2009	Interest rate (%) (Note 1)	Due date	Repayment method	Use	Remarks
	Name of lender
			(Million yen)
Long-term borrowings to be repaid within one year	Sumitomo Trust & Banking Co., Ltd.	Nov. 25, 2005	1,600	1,600	1.25 (Note 2)	Nov. 25, 2009	Lump sum	(Note 3)	Unsecured and unguaranteed

	Aozora Bank, Ltd.		1,600	1,600

	Mizuho Corporate Bank, Ltd.		1,000	1,000

	Mitsubishi UFJ Trust and Banking Corporation		2,000	2,000

	Sumitomo Trust & Banking Co., Ltd.	Mar. 20, 2006	400	400	1.66 (Note 2)	Nov. 25, 2009

	Aozora Bank, Ltd.		400	400

	Sub-total		7,000	7,000

Long-term	Sumitomo Trust & Banking Co., Ltd.	Nov. 25, 2005	2,100	2,100	1.48 (Note 2)	Nov. 25, 2010	Lump sum	(Note 3)	Unsecured and unguaranteed

	Aozora Bank, Ltd.		1,300	1,300

	Mizuho Corporate Bank, Ltd.		500	500

	Sumitomo Mitsui Banking Corporation		2,000	2,000

	Mizuho Corporate Bank, Ltd.	March 20, 2006	500	500	1.61 (Note 2)	Nov. 25, 2010

	Sumitomo Mitsui Banking Corporation		1,700	1,700

	Sumitomo Trust & Banking Co., Ltd.	Mar. 30, 2006	2,100	2,100	1.61 (Note 2)	Nov. 25, 2010

	Aozora Bank, Ltd.		1,400	1,400

	Aozora Bank, Ltd.	Jan. 25, 2008	500	500	1.49 (Note 2)	Jan. 25, 2012		(Note 4)

	Shinsei Bank, Limited		1,000	1,000

	Development Bank of Japan Inc.		1,000	1,000

	Mitsubishi UFJ Trust and Banking Corporation		1,000	1,000

	Resona Bank, Limited		1,000	1,000

	The Oita Bank, Ltd.		500	500

	The Hachijuni Bank, Ltd.		500	500

	Sumitomo Trust & Banking Co., Ltd.	Jan. 25, 2008	1,000	1,000	1.68 (Note 2)	Jan. 25, 2013

	Aozora Bank, Ltd.		1,500	1,500

	Resona Bank, Limited		1,000	1,000

	Development Bank of Japan Inc.		1,000	1,000

	Sumitomo Trust & Banking Co., Ltd.	Jun. 25, 2008	1,950	1,950	2.16 (Note 2)	Jun. 25, 2012		(Note 5)

	Aozora Bank, Ltd.		950	950

	Resona Bank, Limited.		1,000	1,000

	The Nishi-Nippon Bank. Ltd.		1,500	1,500

	Mizuho Corporate Bank, Ltd.	Jun. 25, 2008	3,000	3,000	2.38 (Note 2)	Jun. 25, 2013

	Aozora Bank, Ltd.		1,500	1,500

	Resona Bank, Limited		1,000	1,000

	Development Bank of Japan Inc.	Jun. 25, 2008	2,500	2,500	2.70	Jun. 25, 2015

	Sub-total		35,000	35,000

	Total		42,000	42,000

Note 1:	The interest rate indicates the agreed interest rate for each borrowing, rounded off to the second decimal place.
Note 2:	An interest rate swap transaction has been conducted to avoid interest rate risk and the interest rate is shown taking into account the effect of the interest rate swap.
Note 3:	The funds were all borrowed to be appropriated for acquisition of trust beneficial interests in real properties and its related costs.
Note 4:	The funds were all borrowed to be appropriated for acquisition of trust beneficial interests in real properties and its related costs and for repayment of short-term borrowings and long-term borrowings that need to be repaid within one year.
Note 5:	The funds were all borrowed to be appropriated for repayment funds for short-term borrowings.
Note 6:	Balances have truncated to the nearest one million yen. Accordingly, the “Total” does not always conform to the total amount for the figures shown.

3.	Investment Corporation Bonds

The issue balances of the investment corporation bonds as of June 30, 2009 were as follows:

Name of bond	Issuance date	Balance as of December 31, 2008 (Million yen)	Balance as of June 30, 2009 (Million yen)	Interest rate (%) (Note 2)	Due date	Repayment method	Use	Remarks
First series unsecured investment corporation bonds (Note 1)	Nov. 21, 2007	5,000	5,000	1.80 (Note 3)	November 21, 2011	Lump sum	(Note 4)	Unsecured
Second series unsecured investment corporation bonds (Note 1)	Nov. 21, 2007	5,000	5,000	2.03	November 21, 2012	Lump sum	(Note 4)	Unsecured

Total		10,000	10,000

Note 1:	Rank pari passu conditions among specified investment corporation bonds are attached
Note 2:	The interest rate indicates the agreed interest rate for each borrowing, rounded off to the second decimal place.
Note 3:	An interest rate swap transaction has been conducted to avoid interest rate risk and the interest rate is shown taking into account the effect of the interest rate swap.
Note 4:	The funds were all borrowed to be appropriated for repayment of long-term borrowings.

Condition of Investment Transactions

1.	Transactions of Real Property and Asset-backed Securities

Property No.	Name of real property	Acquisition		Disposal
		Date of acquisition	Acquisition cost (Note) (Million yen)	Date of disposal	Disposal amount (Million yen)	Book value (Million yen)	Gain (loss) on disposal (Million yen)
P-18	Shinjuku Residence	Mar. 19, 2009	750	—	—	—	—

Total			750	—	—	—	—

Note:	The acquisition cost indicates the cost of the property (purchase price set out in the sale and purchase agreement) excluding expenses incurred for acquisition of the property (real property brokerage fees, consumption taxes, and other taxes and public charges), truncated to the nearest million yen.

2.	Transactions of Other Assets

Assets other than real property or asset-backed securities stated above are mainly bank deposits and bank deposits in trust.

3.	Research on Value of Specified Assets

Acquisition/ Disposal	Name of real property	Date of transaction	Type of property	Address, lot number and other information	Acquisition cost/disposal amount (Note 1) (Million yen)	Researched value of specified assets (Note 2) (Million yen)
Acquisition	Shinjuku Residence	Mar. 19, 2009	Real property in trust	5-7-10 Shinjuku, Shinjuku-Ward, Tokyo	750	750

Total					750	750

Note 1:	The acquisition cost indicates the cost of the property (purchase price set out in the sale and purchase agreement) excluding expenses incurred for acquisition of the property (real property brokerage fees, consumption taxes, and other taxes and public charges).
Note 2:	Research of value of specified assets stated above was conducted by Deloitte Touche Tohmatsu (the name was changed to Deloitte Touche Tohmatsu LLC on July 1, 2009) at the time of acquisition of the assets in accordance with the JICPA Industry Audit Committee Report No. 23 “Research of Value, etc. of Specified Assets in Investment Trusts and Investment Corporations,” and we have received the research report.

4.	Transactions with Interested Parties or Major Shareholders

(1)	Outline of transactions

None

(2)	Amounts of fee payments and other transactions

Classification	Total amounts of fees (A) (Thousand yen)	Transactions with interested parties or major shareholders		Ratio
		Name of counterparty	Amount of payments (B) (Thousands of yen)	(B)/(A)
				(%)
Management service fees	226,276	ITOCHU URBAN COMMUNITY LTD.	218,920	96.7
		CENTRAL ENGINEERING & CONSTRUCTION Co., Ltd.	1,288	0.6
		Century Leasing System, Inc. (currently known as Century Tokyo Leasing Corporation (established on April 1, 2009))	798	0.4
		ITOCHU Cable Systems Corp.	906	0.4
Utilities	32,168	ITOCHU URBAN COMMUNITY LTD.	954	3.0
Other management fees	3,014	ITOCHU URBAN COMMUNITY LTD.	12	0.4
Insurance premium	7,821	ITOCHU Orico Insurance Services Co., Ltd.	100	1.3
Repairing cost	58,314	CENTRAL ENGINEERING & CONSTRUCTION Co., Ltd.	798	1.4
		ITOCHU URBAN COMMUNITY LTD.	457	0.8
Other rental business costs	33,534	ITOCHU URBAN COMMUNITY LTD.	31,683	94.5
Other fees	40,967	ITOCHU URBAN COMMUNITY LTD.	4,113	10.0
		ITOCHU HUMAN RESOURCE SERVICES INC.	94	0.2

Note:	The parties who have been involved in transactions with us during the six month period ended June 30, 2009 among (i) the interested parties (as defined under Article 201, Paragraph 1 of the Law Concerning Investment Trusts) of the asset management company that has entered into an asset management agreement with us, or (ii) major shareholders of the asset management company as defined in Article 29-4, Paragraph 2 of the Financial Instruments and Exchange Law, are Itochu Urban Community Ltd., Itochu Cable Systems Corp., Century Tokyo Leasing Corporation, Central Engineering & Construction Co., Ltd., Itochu Orico Insurance Services Co., Ltd., and Itochu Human Resource Services Inc.

5.	Transactions with Asset Manager Relating to Business Other than Asset Management

None

Financial Information

1.	Financial Position and Operating Results

Please refer to accompanying “II. Balance sheet,” “III. Statement of income,” “IV. Statement of changes in unitholders’ equity,” “V. Notes to financial information,” and “VI. Statement of cash dividends.”

2.	Changes in Depreciation Method

None

3.	Changes in Valuation Method of Real Property

None

Other Information

1.	Notice

No significant agreements were executed or amended with the approval of the Board of Directors of us for the six months ended June 30, 2009.

2.	Investment Units Held by the Asset Manager

None

3.	Other

Figures that include amounts less than the unit indicated in each statement have been truncated for monetary amounts and rounded off for ratios unless otherwise indicated in this report.

II. Balance Sheets

(Unit: thousand yen)

	Sixth Fiscal Period (Reference) (as of December 31, 2008)	Seventh Fiscal Period (as of June 30, 2009)
Assets
Current assets
Cash and deposits	632,581	407,638
Cash and deposits in trust	2,195,907	2,148,549
Operating accounts receivable	107,354	106,548
Prepaid expenses	84,693	73,067
Deferred tax assets	18	18
Consumption taxes receivable	114,522	—
Other	74	—
Allowance for doubtful accounts	—	(763)

Total current assets	3,135,151	2,735,058

Noncurrent assets
Property, plant and equipment
Buildings in trust	43,524,929	43,940,260
Accumulated depreciation	(2,309,204)	(2,827,678)

Buildings in trust, net	41,215,724	41,112,581

Structures in trust	141,430	141,430
Accumulated depreciation	(31,785)	(37,116)

Structures in trust, net	109,645	104,313

Machinery and equipment in trust	133,096	151,416
Accumulated depreciation	(23,411)	(27,888)

Machinery and equipment in trust, net	109,685	123,527

Tools, furniture and fixtures in trust	457,478	463,461
Accumulated depreciation	(174,751)	(206,610)

Tools, furniture and fixtures in trust, net	282,727	256,851

Land in trust	44,845,122	45,244,163
Other	126	126
Accumulated depreciation	(113)	(119)

Other, net	12	6

Total property, plant and equipment	86,562,917	86,841,444

Intangible assets
Software	718	598

Total intangible assets	718	598

Investments and other assets
Long-term prepaid expenses	128,666	102,839
Guarantee deposits	10,000	10,000

Total investments and other assets	138,666	112,839

Total noncurrent assets	86,702,302	86,954,881

Deferred assets
Investment unit issuance expenses	8,405	4,802
Investment corporation bond issuance costs	40,861	34,685

Total deferred assets	49,266	39,488

Total assets	89,886,721	89,729,428

(Unit: thousand yen)

	Sixth Fiscal Period (Reference) (as of December 31, 2008)		Seventh Fiscal Period (as of June 30, 2009)
Liabilities
Current liabilities
Operating accounts payable		30,891		38,602
Long-term loans payable within 1 year		7,000,000		7,000,000
Accounts payable – other		268,203		252,539
Accrued expenses		96,355		96,208
Income taxes payable		777		789
Accrued consumption taxes		—		6,700

Other		10,863		14,282

Total current liabilities		7,407,091		7,409,122

Noncurrent liabilities
Investment corporation bond		10,000,000		10,000,000
Long-term loans payable		35,000,000		35,000,000
Tenant leasehold and security deposits in trust		37,580		35,122

Total noncurrent liabilities		45,037,580		45,035,122

Total liabilities		52,444,671		52,444,244

Net assets
Unitholders’ equity
Unitholders’ capital		36,262,894		36,262,894
Surplus
Unappropriated retained earnings (undisposed loss)		1,179,155		1,022,289

Total surplus		1,179,155		1,022,289

Total unitholders’ equity		37,442,049		37,285,183

Total net assets	*2	37,442,049	*2	37,285,183

Total liabilities and net assets		89,886,721		89,729,428

III. Statements of Income

(Unit: thousand yen)

	Sixth Fiscal Period (Reference)		Seventh Fiscal Period
	(from July 1, 2008 to December 31, 2008)		(from January 1, 2009 to June 30, 2009)
Operating revenue
Rent revenue – real estate	*1	2,845,989	*1	2,863,459

Total operating revenue		2,845,989		2,863,459

Operating expenses
Expenses related to rent business	*1	975,223	*1	1,054,510
Asset management fee		172,205		165,369
Asset custody fee		8,965		8,969
Administrative service fees		24,132		24,287
Directors’ compensations		1,440		1,440
Provision of allowance for doubtful accounts		—		763
Other operating expenses		61,837		79,216

Total operating expenses		1,243,805		1,334,557

Operating income		1,602,183		1,528,901

Non-operating income
Interest income		2,302		1,343
Compensation income		—		1,012
Refunded consumption taxes	*2	95,734		—
Refunded noncurrent asset taxes		—		3,581
Other		431		720

Total non-operating income		98,468		6,657

Non-operating expenses
Interest expenses		374,063		367,964
Interest expenses on investment corporation bonds		96,438		95,365
Amortization of investment unit issuance expenses		3,602		3,602
Amortization of investment corporation bond issuance costs		6,176		6,176
Borrowing related expenses		40,262		39,182

Total non-operating expenses		520,543		512,290

Ordinary income		1,180,108		1,023,268

Income before income taxes		1,180,108		1,023,268

Income taxes – current		985		994
Income taxes – deferred		1		(0)

Total income taxes		986		994

Net income		1,179,122		1,022,273

Retained earnings brought forward		33		15

Unappropriated retained earnings (undisposed loss)		1,179,155		1,022,289

IV. Statements of Unitholders’ Equity

(Unit: thousand yen)

	Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)	Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
Unitholders’ equity
Unitholders’ capital
Balance at the end of previous period	36,262,894	36,262,894
Changes of items during the period

Total changes of items during the period	—	—

Balance at the end of current period	36,262,894	36,262,894

Surplus
Unappropriated retained earnings (undisposed loss)
Balance at the end of previous period	1,070,645	1,179,155
Changes of items during the period
Dividends from surplus	(1,070,612)	(1,179,140)
Net income	1,179,122	1,022,273

Total changes of items during the period	108,510	(156,866)

Balance at the end of current period	1,179,155	1,022,289

Total unitholders’ equity
Balance at the end of previous period	37,333,539	37,442,049
Changes of items during the period
Dividends from surplus	(1,070,612)	(1,179,140)
Net income	1,179,122	1,022,273

Total changes of items during the period	108,510	(156,866)

Balance at the end of current period	37,442,049	37,285,183

Total net assets
Balance at the end of previous period	37,333,539	37,442,049
Changes of items during the period
Dividends from surplus	(1,070,612)	(1,179,140)
Net income	1,179,122	1,022,273

Total changes of items during the period	108,510	(156,866)

Balance at the end of current period	37,442,049	37,285,183

V.	Notes to Financial Statements

(Notes on Matters Concerning Significant Accounting Policies)

Item	Period	Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)			Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
1.	Depreciation method for noncurrent assets	(1)	Property, plant and equipment		(1)	Property, plant and equipment
			The straight-line method is adopted. The useful life of core property, plant and equipment are as follows:			Same as left
			Buildings in trust	7-46 years
			Structures in trust	9-44 years
			Machinery and equipment in trust	14-15 years
			Tools, furniture and fixtures in trust	3-15 years

		(2)	Intangible assets		(2)	Intangible assets

			The straight-line method is adopted. The useful life of core intangible assets are as follows:			Same as left

			Software	5 years
		(3)	Long-term prepaid expenses		(3)	Long-term prepaid expenses

			The straight-line method is adopted.			Same as left

2.	Accounting for deferred assets	(1)	Investment unit issuance expenses		(1)	Investment unit issuance expenses
			Amortized using the straight-line method over a period of 3 years.			Same as left
		(2)	Investment corporation bond issuance costs		(2)	Investment corporation bond issuance costs

			Amortized using the straight-line method over the period up to redemption of the investment corporation bonds.			Same as left
3.	Standards for recording allowances		—

Allowance for doubtful accounts

To cover possible losses on the collection of claims, an allowance for doubtful accounts is provided for any amount expected to be uncollectible based on reviewing the collectibility of specific claims individually, such as claims for which there are fears of bad debts.

4.	Standards for recording revenue and expenses

Accounting for property taxes

Concerning property tax, city planning tax, depreciated asset tax, etc. for owned real estate properties, of the tax amount that has been broken down into installments, the method of accounting for the amount corresponding to the fiscal period under review as expenses related to rent business is adopted.

Accounting for property taxes Same as left

Concerning the reimbursement for property taxes paid to the transferor in correlation with acquisitions of real estate properties, the amount is not recorded as expenses related to rent business but is included in the acquisition value of the concerned real estate properties. The amount equivalent to property taxes that was included in the acquisition value of real estate properties in the fiscal period under review is nil.

Concerning the reimbursement for property taxes paid to the transferor in correlation with acquisitions of real estate properties, the amount is not recorded as expenses related to rent business but is included in the acquisition value of the concerned real estate properties. The amount equivalent to property taxes that was included in the acquisition value of real estate properties in the fiscal period under review is 1,472 thousand yen.

5.	Accounting for lease transactions		Of the finance lease transactions other than those that are recognized to be ones that transfer ownership of the leased property to the lessor, accounting in accordance with ordinary rental transactions is adopted for those with the lease transaction start date falling on a date earlier than July 1, 2008.			—

<Changes in Accounting Policies>

The “Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan Statement No. 13) and the “Guidance on Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan Guidance No. 16) revised on March 30, 2007 require mandatory application from the fiscal years beginning on or after April 1, 2008. Consequently, these accounting standards, etc. are applied as of the fiscal period under review. As a result, the accounting method for finance lease transactions other than those that are recognized to be ones that transfer ownership of the leased property to the lessor have changed from the accounting method in accordance with the method for ordinary rental transactions to the accounting method in accordance with ordinary sale and purchase transactions. This change does not impact operating income, ordinary income or income before income taxes. Of the finance lease transactions other than those that are recognized to be ones that transfer ownership of the leased property to the lessor, the accounting method in accordance with ordinary rental transactions continue to be adopted for those with the lease transaction start date falling in fiscal periods beginning on or earlier than April 1, 2008.

—

Item	Period	Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)	Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
6.	Hedge accounting approaches

(1)    Hedge accounting approach

Special treatment is adopted.

(2)    Hedging instruments and hedged items

Hedging instruments:

Interest rate swap transactions

Hedged items:

Loans payable and investment corporation bonds

(1) Hedge accounting approach Same as left (2) Hedging instruments and hedged items Same as left
		(3) Hedging policy ADR conducts derivative transactions to hedge risks as stipulated in ADR’s Articles of Incorporation in accordance with ADR’s risk management policy.	(3) Hedging policy Same as left
		(4) Method for assessing the effectiveness of hedging For interest rate swap transactions, the assessment of the effectiveness is omitted since the requirements for special treatment are fulfilled.	(4) Method for assessing the effectiveness of hedging Same as left

7.	Other significant matters serving as the basis for preparing financial statements

(1)    Accounting for trust beneficiary rights that have real estate properties as assets in trust

For owned trust beneficiary rights that have real estate properties as assets in trust, all accounts of assets and liabilities within assets in trust as well as all accounts of revenue generated and expenses incurred from the assets in trust are recorded in the relevant account item of the balance sheets and statements of income.

The following material items of the assets in trust recorded in the relevant account item are separately listed on the balance sheets.

(i)     Cash and deposits in trust

(ii)    Buildings in trust; structures in trust; machinery and equipment in trust; tools, furniture and fixtures in trust; and land in trust

(iii)  Tenant leasehold and security deposits in trust

(1) Accounting for trust beneficiary rights that have real estate properties as assets in trust Same as left

(2)    Accounting for consumption and local consumption tax

For the accounting for consumption tax and local consumption tax, these taxes are excluded from related transaction amounts. However, for the accounting for consumption tax and local consumption tax relating to noncurrent assets, deferred assets (including deferred assets for tax purposes) and other current assets, these taxes are included in the related transaction amounts.

(2) Accounting for consumption and local consumption tax Same as left

(Notes to Balance Sheets)

Sixth Fiscal Period (Reference) (as of December 31, 2008)		Seventh Fiscal Period (as of June 30, 2009)

1. Pledged assets and liabilities secured by pledged assets Not applicable.		1. Pledged assets and liabilities secured by pledged assets Not applicable.

2. Minimum net assets as defined in Article 67, Paragraph 4 of the Investment Trusts and Investment Corporations Law 50,000 thousand yen		2. Minimum net assets as defined in Article 67, Paragraph 4 of the Investment Trusts and Investment Corporations Law Same as left

3. ADR has a commitment line arrangement with its banks.		3. ADR is in an availability line agreement with its banks of account.

Commitment line	20,000,000 thousand yen
Balance of used line	– thousand yen	Same as left
Balance of unused line	20,000,000 thousand yen

(Notes to Statements of Income)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 20092008)		Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
1. Breakdown of operating income (loss) from property leasing		1. Breakdown of operating income (loss) from property leasing

A. Revenue from property leasing		A. Revenue from property leasing

(Unit: thousand yen)		(Unit: thousand yen)

Rent revenue – real estate		Rent revenue – real estate
Rent income	2,636,418	Rent income	2,606,689
Common area charges income service fee	54,468	Common area charges income service fee	54,714
Utilities income	6,850	Utilities income	7,141
Parking lot income	85,316	Parking lot income	83,505
Other lease business revenue	62,935	Other lease business revenue	111,409

Total revenue from property leasing	2,845,989	Total revenue from property leasing	2,863,459

B. Expenses from property leasing		B. Expenses from property leasing

Expenses related to rent business		Expenses related to rent business
Management fees	199,985	Management fees	226,276
Repair expenses	39,847	Repair expenses	58,314
Utilities expenses	30,915	Utilities expenses	32,168
Taxes and dues	90,460	Taxes and dues	108,142
Insurance expenses	7,908	Insurance expenses	7,821
Trust fees	24,868	Trust fees	25,095
Depreciation and amortization	555,469	Depreciation and amortization	560,141
Other lease business expenses	25,768	Other lease business expenses	36,549

Total expenses from property leasing	975,223	Total expenses from property leasing	1,054,510

C. Operating income (loss) from property leasing (A – B)	1,870,765	C. Operating income (loss) from property leasing (A – B)	1,808,948

2. Refunded consumption taxes		—

The 95,374 thousand yen in the amount of The refunded consumption taxes of 95,374 thousand yen is attributable to 122,553 thousand yen in the amount of adjustment primarily for when there are substantial fluctuations in the ratio of taxable sales, as stipulated in the Consumption Tax Act.

(Notes to Statements of Unitholders’ Equity)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2009)		Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
Total number of investment units authorized and total number of investment units issued and outstanding		Total number of investment units authorized and total number of investment units issued and outstanding

Total number of investment units authorized	2,000,000 units	Same as left
Total number of investment units issued and outstanding	76,000 units

(Notes on Tax-Effect Accounting)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 20092008)		Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
1. Breakdown of causes for the occurrence of deferred tax assets (Deferred tax assets)		1. Breakdown of causes for the occurrence of deferred tax assets (Deferred tax assets)

Accrued enterprise taxes excluded from expenses	18 thousand yen	Accrued enterprise taxes excluded from expenses	18 thousand yen
Total deferred tax assets	18 thousand yen	Total deferred tax assets	18 thousand yen
(Net deferred tax asset)	18 thousand yen	(Net deferred tax assets)	18 thousand yen

2. Breakdown of major components that caused significant differences between the statutory income tax rate and the effective income tax rate after application of tax-effect accounting		2. Breakdown of major components that caused significant differences between the statutory income tax rate and the effective income tax rate after application of tax-effect accounting

Japanese statutory income tax rate (Adjustments)	39.39%	Japanese statutory income tax rate (Adjustments)	39.33%

Deductible cash distributions	(39.35%)	Deductible cash distributions	(39.29%)

Other	0.05%	Other	0.06%

Effective income tax rate after application of tax-effect accounting	0.08%	Effective income tax rate after application of tax-effect accounting	0.10%

3. Revision of the amount of deferred tax assets and deferred tax liabilities as a result of change in the income tax rate With the promulgation of the Law on Temporary Measures Concerning Special Local Corporation Taxes (Law No. 25 of 2008) on April 30, 2008, the Japanese statutory income tax rate used in calculating deferred tax assets and deferred tax liabilities changed from 39.39% to 39.33%. The effect of this tax rate change is minimal.		—

(Notes on Noncurrent Assets Used Under Lease)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 20092008)				Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
1. Finance lease transactions other than those that are recognized to be ones that transfer ownership of the leased property to the lessor (accounting in accordance with ordinary rental transactions)

1.      Finance lease transactions other than those that are recognized to be ones that transfer ownership of the leased property to the lessor

Of the finance lease transactions other than those that transfer ownership, accounting in accordance with ordinary rental transactions is adopted for those with the lease transaction start date falling on a date earlier than July 1, 2008. The details are as follows:

(As lessee)				(As lessee)

(1) Amount equivalent to acquisition value, amount equivalent to accumulated depreciation and amount equivalent to balance at end of period for leased properties				(1) Amount equivalent to acquisition value, amount equivalent to accumulated depreciation and amount equivalent to balance at end of period for leased properties
	(Unit: thousand yen)				(Unit: thousand yen)
	Amount equivalent to acquisition value	Amount equivalent to accumulated depreciation	Amount equivalent to balance at end of period		Amount equivalent to acquisition value	Amount equivalent to accumulated depreciation	Amount equivalent to balance at end of period
Tools, furniture and fixtures in trust	17,325	9,377	7,948	Tools, furniture and fixtures in trust	12,576	5,932	6,643

Total	17,325	9,377	7,948	Total	12,576	5,932	6,643

(Note)  As the balance of future lease payments at end of period accounts for only a small proportion of the balance of property, plant and equipment at end of period, etc., calculation of the amount equivalent to acquisition value is based on the method of including interest expenses.

(Note)  As the balance of future lease payments at end of period accounts for only a small proportion of the balance of property, plant and equipment at end of period, etc., calculation of the amount equivalent to acquisition value is based on the method of including interest expenses.

(2) Amount equivalent to balance of future lease payments at end of period				(2) Amount equivalent to balance of future lease payments at end of period

Due within 1 year	2,490 thousand yen			Due within 1 year	1,860 thousand yen
Due after 1 year	5,723 thousand yen			Due after 1 year	4,908 thousand yen
Total	8,213 thousand yen			Total	6,768 thousand yen

(3) Lease payments and amount equivalent to depreciation				(3) Lease payments and amount equivalent to depreciation

Lease payments	1,844 thousand yen			Lease payments	1,445 thousand yen
Amount equivalent to depreciation	1,832 thousand yen			Amount equivalent to depreciation	1,304 thousand yen

(4) Method of calculating amount equivalent to depreciation				(4) Method of calculating amount equivalent to depreciation

The straight-line method is adopted, with the useful life as the lease term and nil as the remaining value.				Same as left

2. Operating lease transactions (As lessor)				2. Operating lease transactions (As lessor)

Future lease revenue Due within 1 year	525,476 thousand yen			Future lease revenue Due within 1 year	525,026 thousand yen
Due after 1 year	174,548 thousand yen			Due after 1 year	148,365 thousand yen
Total	700,024 thousand yen			Total	673,392 thousand yen

(Notes on Transactions with Related Parties)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)

1.	Asset management company or asset management company’s interested parties

Classification	Name	Share of investment units held in ADR	Relationship		Nature of transaction	Amount of transaction (thousand yen)	Account	Balance at end of period (thousand yen)
			Concurrent positions, etc. held by directors	Business relationship
Asset management company or asset management company’s interested parties	ITOCHU Urban Community Ltd.	—	—	Property leasing and rental property management	Rent income, etc. (Note 1)	2,841,204 (Note 3)	Operating accounts receivable	107,354 (Note 4)

					Management fees, etc. (Note 2)	217,342 (Note 3)	Operating accounts payable	18,087 (Note 4)

							Accounts payable – other	13,459 (Note 4)

Transaction terms and conditions and policy on determining transaction terms and conditions

(Note 1)	Concerning the rent of buildings, the rent is determined based on market rates of transactions in nearby areas.
(Note 2)	Executed under transaction terms and conditions similar to those with independent third parties.
(Note 3)	Consumption taxes are not included in the amount of transaction.
(Note 4)	Consumption taxes are included in the balance at end of period.

2.	Asset custodian

Classification	Name	Share of investment units held in ADR	Relationship		Nature of transaction	Amount of transaction (thousand yen)	Account	Balance at end of period (thousand yen)
			Concurrent positions, etc. held by directors	Business relationship
Asset custodian	The Sumitomo Trust and Banking Co., Ltd.	—	—	Asset custody, general administration, and borrowing of funds	Borrowing (Repayment) of funds (Note 1)	—	Current portion of long-term loans payable	2,000,000 (Note 3)

							Long-term loans payable	7,150,000 (Note 3)

					Payment of interest (Note 1)	63,586 (Note 3)	Accrued expenses	12,706 (Note 3)

					Payment of interest rate swap (Note 2)	39,351 (Note 3)	Accrued expenses	8,337 (Note 3)

Transaction terms and conditions and policy on determining transaction terms and conditions

(Note 1)	Concerning the borrowing of funds, interest rates are reasonably determined by taking into account market interest rates.
(Note 2)	Concerning interest rate swaps, interest rates are reasonably determined by taking into account market interest rates. The terms are 4 years and 5 years.
(Note 3)	Consumption taxes are not included in the amount of transaction and the balance at end of period.

3.	There are no transactions with other related parties.

Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)

1. Directors or major individual unitholders, etc.

Classification	Name	Address	Capital stock or investments in capital (thousand yen)	Business description or position	Investment units, etc. held in (by) ADR	Relationship		Nature of transaction		Amount of transaction (thousand yen)	Account	Balance at end of period (thousand yen)
						Concurrent positions, etc. held by directors	Business relationship
Directors or close relatives	Kenji Kousaka	—	—	Executive Director of ADR and President of AD Investment Management Co., Ltd.	—	—	Investment corporation’s asset management	Receipt of compensation for loss from AD Investment Management Co., Ltd.	Compensation income (Note 1)	1,012 (Note 2)	—	—

(Note 1)	This is a transaction conducted by ADR Executive Director Kenji Kousaka as the representative of a third party (AD Investment Management Co., Ltd.), involving receipt to compensate for losses incurred from an administrative incident as stipulated in Article 42-2, Paragraph 6 of the Financial Instruments and Exchange Law.
(Note 2)	Consumption taxes are not included in the amount of transaction.

2.	Asset management company or asset management company’s interested parties

Classification	Name	Share of investment units held in ADR	Relationship		Nature of transaction	Amount of transaction (thousand yen)	Account	Balance at end of period (thousand yen)
			Concurrent positions, etc. held by directors	Business relationship
Asset management company or asset management company’s interested parties	AD Investment Management Co., Ltd.	—	1 person	Investment corporation’s asset management	Compensation income (Note 1)	1,012 (Note 4)	—	—

	ITOCHU Urban Community Ltd.	—	—	Property leasing and rental property management	Rent income, etc. (Note 2)	2,862,243 (Note 4)	Operating accounts receivable	105,020 (Note 5)

					Management fees, etc. (Note 3)	256,142 (Note 4)	Operating accounts payable	36,250 (Note 5)

							Accounts payable - other	12,610 (Note 5)

Transaction terms and conditions and policy on determining transaction terms and conditions

(Note 1)	Receipt to compensate for losses incurred from an administrative incident as stipulated in Article 42-2, Paragraph 6 of the Financial Instruments and Exchange Law.
(Note 2)	Concerning the rent of buildings, the rent is determined based on market rates of transactions in nearby areas.
(Note 3)	Executed under transaction terms and conditions similar to those with independent third parties.
(Note 4)	Consumption taxes are not included in the amount of transaction.
(Note 5)	Consumption taxes are included in the balance at end of period.

3.	Asset custodian

Classification	Name	Share of investment units held in ADR	Relationship		Nature of transaction	Amount of transaction (thousand yen)	Account	Balance at end of period (thousand yen)
			Concurrent positions, etc. held by directors	Business relationship
Asset custodian	The Sumitomo Trust and Banking Co., Ltd.	—	—	Asset custody, general administration, and borrowing of funds	Borrowing (Repayment) of funds (Note 1)	—	Current portion of long-term loans payable within a year	2,000,000 (Note 3)

							Long-term loans payable	7,150,000 (Note 3)

					Payment of interest (Note 1)	57,298 (Note 3)	Accrued expenses	10,448 (Note 3)

					Payment of interest rate swap (Note 2)	56,814 (Note 3)	Accrued expenses	16,815 (Note 3)

Transaction terms and conditions and policy on determining transaction terms and conditions

(Note 1)	Concerning the borrowing of funds, interest rates are reasonably determined by taking into account market interest rates.
(Note 2)	Concerning interest rate swaps, interest rates are reasonably determined by taking into account market interest rates. The terms are 4 years and 5 years.
(Note 3)	Consumption taxes are not included in the amount of transaction and the balance at end of period.

4.	There are no transactions with other related parties.

(Notes on Per Unit Information)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)		Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
Net assets per investment unit	492,658 yen	Net assets per investment unit	490,594 yen
Net income per investment unit	15,514 yen	Net income per investment unit	13,450 yen

The net income per investment unit was calculated by dividing the net income by the daily weighted average number of investment units issued and outstanding.		Same as left

(Notes on Subsequent Material Events)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2009)	Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
Not applicable.

Merger with Nippon Residential Investment Corporation

Advance Residence Investment Corporation (ADR) and Nippon Residential Investment Corporation (NRIC) each held a meeting of its board of directors on August 6, 2009, at which the decision to sign into a letter of intent for the merging of ADR and NRIC was made and such decision was such signed into on said date executed on the same date.

(1) Purpose of the Merger

Pacific Holdings, Inc., which is the sponsor of NRIC’s asset management company Pacific Residential Corporation (PRS), applied for application of the Corporate Reorganization Law in March 2009 and NRIC has subsequently been advancing the selection of a new sponsor. In that process, ITOCHU Corporation (ITOCHU), which is a major shareholder of ADR’s asset management company AD Investment Management Co., Ltd. (ADIM), and ADIM were selected as potential new sponsors. In correlation, ADR and NRIC have deemed deliberated that carrying out the merger of investment corporations would be the optimal approach for the pursuit of increasing both investment corporations’ unitholder value.

(2) Method of the Merger

Signing of the merger agreement is scheduled for September 2009. The merger is scheduled to be in the form of an absorption-type merger with ADR as the corporation surviving the absorption-type merger and NRIC as the corporation dissolving in the absorption-type merger. However, the merger structure may possibly be changed to be in the form of a consolidation-type merger.

(3) Merger Ratio

0.66 ADR investment units shall be allotted and delivered per 1 NRIC investment unit. The above merger ratio (ratio of allotment) may be subject to change through consultation between the two investment corporations in the event that material facts that impact the terms and conditions underlying the calculation are found or there are material changes in the terms and conditions.

(4) Timing of the Merger

The effective date of the merger is yet to be determined.

Furthermore, in parallel with the merger of the investment corporations, ADIM and PRS each held a meeting of its board of directors on August 6, 2009, at which the decision to sign into a letter of intent for the merging of ADIM and PRS was made and such signed into on said date decision was executed on the same date.

Signing of the merger agreement is scheduled for September 2009. The merger is scheduled to be in the form of an absorption-type merger with ADIM as the corporation surviving the absorption-type merger. However, the content of the ratio is yet to be determined at this stage.

VI. Statements of Cash Distributions

	(Unit: thousand yen)

	Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)	Seventh Fiscal Period (from January 1, 2009 to June, 30, 2009)
I. Unappropriated retained earnings	1,179,155,803	1,022,289,554
II. Amount of dividends	1,179,140,000	1,022,276,000
(Amount of dividend per unit)	(15,515)	(13,451)

III. Retained earnings carried forward	15,803	13,554

Method for calculating the amount of dividends

Pursuant to the dividend policy set forth in Article 32, Paragraph 1 of ADR’s Articles of Incorporation, ADR shall distribute an amount in excess of 90% of its distributable income as defined in Article 67-15 of the Special Taxation Measures Law, but no more than the unappropriated retained earnings. Based on such policy, ADR decided to pay out dividends of earnings in an amount not in excess of unappropriated retained earnings. ADR has declared the amount to be 1,179,140,000 yen, which is the largest integral multiple of the number of investment units issued and outstanding (76,000 units). ADR is not distributing cash in excess of earnings as stipulated in Article 32, Paragraph 2 of its Articles of Incorporation.

Pursuant to the dividend policy set forth in Article 32, Paragraph 1 of ADR’s Articles of Incorporation, ADR shall distribute an amount in excess of 90% of its distributable earnings as defined in Article 67-15 of the Special Taxation Measures Law in accordance with amendment of said Law, but no more than the unappropriated retained earnings. Based on such policy, ADR decided to pay out dividends of earnings in an amount not in excess of unappropriated retained earnings. ADR has declared the amount to be 1,022,276,000 yen, which is the largest integral multiple of the number of investment units issued and outstanding (76,000 units). ADR is not distributing cash in excess of earnings as stipulated in Article 32, Paragraph 2 of its Articles of Incorporation.

VII. Statements of Cash Flows

		(Unit: thousand yen)

	Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)	Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
Net cash provided by (used in) operating activities
Income before income taxes	1,180,108	1,023,268
Depreciation and amortization	555,488	560,148
Amortization of investment unit issuance expenses	3,602	3,602
Amortization of investment corporation bond issuance costs	6,176	6,176
Increase (decrease) in allowance for doubtful accounts	—	763
Interest income	(2,302)	(1,343)
Interest expenses	374,063	367,964
Interest expenses on investment corporation bonds	96,438	95,365
Decrease (increase) in operating accounts receivable	(11,429)	806
Decrease (increase) in prepaid expenses	4,423	11,625
Decrease (increase) in consumption taxes refund receivable	(91,823)	114,522
Increase (decrease) in accrued consumption taxes	—	6,700
Increase (decrease) in operating accounts payable	(7,067)	7,711
Increase (decrease) in accounts payable – other	48,546	(27,139)
Decrease (increase) in long-term prepaid expenses	36,397	25,827
Other, net	1,683	124

Subtotal	2,194,306	2,196,123

Interest income received	2,302	1,343
Interest expenses paid	(445,895)	(463,476)
Income taxes paid	(942)	(982)

Net cash provided by (used in) operating activities	1,749,770	1,733,007

Net cash provided by (used in) investing activities
Purchase of property, plant and equipment	(95,980)	(825,964)
Repayments of tenant leasehold and security deposits in trust	(2,705)	(1,630)

Net cash provided by (used in) investing activities	(98,685)	(827,594)

Net cash provided by (used in) financing activities
Dividends paid	(1,071,181)	(1,176,479)
Other, net	(1,234)	(1,234)

Net cash provided by (used in) financing activities	(1,072,416)	(1,177,714)

Net increase (decrease) in cash and cash equivalents	578,668	(272,301)

Cash and cash equivalents at beginning of period	2,249,820	2,828,488

Cash and cash equivalents at end of period	2,828,488	2,556,187

(Notes on Matters Concerning Significant Accounting Policies)

	Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)	Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)
Scope of funds in the statements of cash flows	The funds (cash and cash equivalents) in the statements of cash flows consist of cash on hand and cash in trust; deposits that can be withdrawn at any time and deposits in trust; and short-term investments with a maturity of three months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation.	Same as left

(Notes to Statements of Cash Flows)

Sixth Fiscal Period (Reference) (from July 1, 2008 to December 31, 2008)	Seventh Fiscal Period (from January 1, 2009 to June 30, 2009)

Relationship between cash and cash equivalents at end of period in the statements of cash flows and the amount stated in the balance sheets

Cash and deposits                       632,581 thousand yen

Cash and deposits in trust           2,195,907 thousand yen

Cash and cash equivalents          2,828,488 thousand yen

Relationship between cash and cash equivalents at end of period in the statements of cash flows and the amount stated in the balance sheets

Cash and deposits                      407,638 thousand yen

Cash and deposits in trust          2,148,549 thousand yen

Cash and cash equivalents         2,556,187 thousand yen

Map to Location of General Unitholders’ Meeting

Exhibit 2

November 12, 2009

To our investors:
Issuer of Real Estate Investment Trust Securities:
Nippon Residential Investment Corporation
14-1-1 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Chief Executive Officer: Masaru Nishimura
(Securities Code: 8962)

Asset Management Company:
14-1-1 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Pacific Residential Corporation
President and Chairman of the Board: Takeshi Takano

Inquiry:
Kazuhito Akamatsu, Director
(TEL : 03-3518-0480)

Partial Correction to the

Notification of Convocation of Sixth General Unitholders’ Meeting

Nippon Residential Investment Corporation hereby notify that we will make certain corrections to “Notification of Convocation of Sixth General Unitholders’ Meeting” dated November 5, 2009, pursuant to Paragraph 3 of Article 141 of Ordinance for Enforcement of the Act on Investment Trust and Investment Corporation, as described below.

Corrections to be made:

The following correction (indicated with underline) is made in the Reference Materials for General Unitholders’ Meeting — Proposal No. 1: Approval of Agreement for Consolidation-Type Merger — 3. Outline of Details Provided for in Article 196, Item (1), of the Ordinance for Enforcement of the Investment Trusts and Investment Corporations Act — (1) Method of calculating number of investment units of New Investment Corporation to be issued upon consolidation-type merger and matters concerning allotment of those units — (i) Basis of calculation.

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Correction	Error

Mizuho Securities analyzed the investment units of both investment corporations using the market share price reference method, the comparable companies method, the dividend discount method, and the market net asset value method. As a result of its analysis, Mizuho Securities calculated that, if 3 investment units of the New Investment Corporation are allotted for every 1 investment unit of ADR, then the number of investment units of the New Investment Corporation to be allotted for every 1 investment unit of NRIC according to each calculation method should be as follows:

Mizuho Securities analyzed the investment units of both investment corporations using the market share price reference method, the comparable companies method, the dividend discount method, and the market net asset value method. As a result of its analysis, Mizuho Securities calculated that, if 3 investment units of the New Investment Corporation are allotted for every 1 investment unit of ADR, then the number of investment units of the New Investment Corporation to be allotted for every 1 investment unit of NRIC according to each calculation method should be as follows:

☐        market share price reference method: 1.29 ~ 2.10 units

☐        comparable companies method (PER): 1.62 ~ 2.13 units

☐        comparable companies method (PBR): 0.:98 ~ 2.04 units

☐        dividend discount method: 0.77 ~ 2.24 units

☐        market net asset value method: 3.23 units

☐ ☐ ☐ ☐ ☐

market share price reference method: 1.29 ~ 2.10 units

comparable companies method (PER): 1.69 ~ 2.13 units

comparable companies method (PBR): 0.:98 ~ 2.04 units

dividend discount method: 0.77 ~ 2.24 units

market net asset value method: 3.23 units

•

This material has been distributed to: Kabuto Club, Ministry of Land, Infrastructure, Transport and Tourism Kisha Club, Ministry of Land, Infrastructure, Transport and Tourism’s Construction Industry Papers Kisha Club

•	Home page address of Nippon Residential Investment Corporation: http://www.nric.co.jp

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